Two Hopkins Plaza, Baltimore, MD 21201

May 05, 2006

Mercantile Long-Short Manager Fund LLC (the “MLSMF Fund”)
Re:	File Nos. 811-21258 and 333-128729

Mercantile Long-Short Manager Fund For Tax-Exempt/Deferred
Investors (TEDI) LLC (the “MLSMF Tax-Exempt Fund”)
File Nos. 811-21819 and 333-128731

Kimberly A. Browning
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Browning:

     As discussed in our telephone conversation on May 03, 2006, we are filing, as correspondence, drafts of the exhibits to the amended registration statements on Form N-2 under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended, for the MLSMF Fund and the MLSMF Tax-Exempt Fund (together, the “Funds”).

     As discussed during this call, the following exhibits have not yet been finalized, but will be included with the filing of the amended registration statements:

  Exhibit 2(l) – Opinion of Delaware counsel for Registrant;

  Exhibit 2(n)(i) – Opinion and Consent of Davis Polk & Wardwell on tax matters; and

  Exhibit 2(n)(ii) – Consent of Independent Auditors.

     By filing drafts of the exhibits as correspondence today, we hope to expedite the Staff’s review.

     Each Fund acknowledges that:

     The Fund is responsible for the adequacy and accuracy of the disclosure in the registration statement;

     Should the SEC or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the SEC from taking any action with respect to the registration statement;

     The action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the registration statements; and

     The Fund may not assert the action as a defense to any proceeding initiated by the SEC or any person under the Federal securities laws of the United States of America.

     We wish to be in position to file the amended registration statements and proceed with our restructuring as soon as possible. Therefore, we respectfully request that the Staff provide us with any comments as soon as possible.

     We hereby express our gratitude for your cooperation in these matters and are available to discuss any of our responses with you at your convenience.

Very truly yours,

/s/ Kevin A. McCreadie

Kevin A. McCreadie
President

cc:	Jennifer E. Vollmer
Mercantile Capital Advisors, Inc.

Yukako Kawata
Davis Polk & Wardwell

S. Elliot Cohan
Kramer Levin Naftalis & Frankel LLP

DRAFT

MERCANTILE LONG-SHORT MANAGER FUND LLC

LIMITED LIABILITY COMPANY AGREEMENT

Amended and Restated •, 2006

i

ii

iii

LIMITED LIABILITY COMPANY AGREEMENT

OF

MERCANTILE LONG-SHORT MANAGER FUND LLC

A Delaware Limited Liability Company

Amended and Restated as of •, 2006

Two Hopkins Plaza, Baltimore, Maryland 21201

(410) 237-5100

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of Mercantile Long-Short Manager Fund LLC (the “Company”) is dated as of •, 2006 by and among Mercantile Capital Advisors, Inc. as the manager (“MCA” or the “Manager”), and Mercantile Bankshares Corporation as Organizational Member and those persons hereinafter admitted as Members.

WHEREAS, the Company has heretofore been formed as a limited liability company under the Delaware Limited Liability Company Act pursuant to an initial Certificate of Formation (the “Certificate”) dated and filed with the Secretary of State of Delaware on May 8, 2002;

WHEREAS, the Company was initially governed by the Limited Liability Company Agreement dated December 30, 2002 (the “Existing Agreement”);

WHEREAS, the Board desires to amend and restate the Existing Agreement to amend and modify certain of the provisions hereof pursuant to the Board’s authority to do so under Section 8.1(a) of the Existing Agreement and to set forth the terms on which the Company shall hereafter be governed; and

WHEREAS, the Board has approved the amendments contained in this Agreement in accordance with the provisions of Section 8.1(a) and has provided the Members with notice of such amendments as provided in the Existing Agreement;

NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

Article I.
Definitions

For purposes of this Agreement:

     Section 1.1. ADMINISTRATIVE SERVICES. Such administrative services as the Administrator shall provide to the Company pursuant to a separate written agreement with the Company.

     Section 1.2. ADMINISTRATOR. MCA or any person who may hereafter provide Administrative Services to the Company pursuant to an administration agreement. For purposes of this Agreement the term “Administrator” includes a “Sub-Administrator”.

     Section 1.3. ADVISER. Any person, registered under the Advisers Act, that is retained by the Manager to provide investment advisory services to the Master Fund and that is therefore responsible for the investment and trading of the assets of the Master Fund.

     Section 1.4. ADVISERS ACT. The Investment Advisers Act of 1940, as amended, and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

     Section 1.5. AFFILIATE. Affiliated person as that term is defined in the 1940 Act.

     Section 1.6. AGREEMENT. This Limited Liability Company Agreement, as amended from time to time.

     Section 1.7. BOARD. The Board of Directors established pursuant to Section 2.6.

     Section 1.8. CAPITAL ACCOUNT. With respect to each Member, the capital account established and maintained on behalf of each Member pursuant to Section 5.3.

     Section 1.9. CERTIFICATE. The Certificate of Formation of the Company and any amendments thereto as filed with the office of the Secretary of State of Delaware.

     Section 1.10. CHAIRMAN. The Director selected to preside over meetings of the Board.

     Section 1.11. CLOSING DATE. The first date on or as of which a Member other than the Organizational Member is admitted to the Company.

     Section 1.12. CODE. The United States Internal Revenue Code of 1986, as amended, and as hereafter amended from time to time, or any successor law.

     Section 1.13. COMPANY. The limited liability company governed hereby, as such limited liability company may from time to time be constituted.

     Section 1.14. DELAWARE ACT. The Delaware Limited Liability Company Act as in effect on the date hereof and as amended from time to time, or any successor law.

     Section 1.15. DIRECTOR. An individual designated as a Director of the Company who is delegated authority provided for in Section 2.6 of this Agreement. For purposes of this Agreement the term “Director” shall have the same meaning as the term “Manager” as such term is defined under the Delaware Act (but is not the same as the term “Manager” as used in this Agreement).

     Section 1.16. DISTRIBUTOR. Any person who may serve as the distributor of Interests pursuant to a distribution agreement with the Company.

     Section 1.17. FISCAL PERIOD. The period commencing on the Closing Date of the Company, and thereafter each period commencing on the day following the last day of the preceding Fiscal Period, and ending at the close of business on the first to occur of the following dates:

(a)	the last day of a Fiscal Year;

(b)	the last day of a Taxable Year;

(c)	the day preceding the date on which a contribution to the capital of the Company is made;

(d)	the day on which a substitute member is admitted;

(e)	the day on which the Company repurchases any Interest, or portion of an Interest, of a Member;

(f)	any day on which any amount is credited to, or debited against, the Capital Account of a Member, other than an amount to be credited to, or debited against, the Capital Account of all Members in accordance with their respective Investment Percentages; or

(g)	the last day of a fiscal period of any Master Fund.

     Section 1.18. FISCAL YEAR. The period commencing on the Closing Date and ending on March 31, 2003, and thereafter each period commencing on April 1 of each year and ending on March 31 of the following year (or on the date of a final distribution pursuant to Section 6.2 hereof), unless the Board elects another fiscal year for the Company.

     Section 1.19. FORM N-2. The Company’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission, as amended from time to time.

     Section 1.20. INCENTIVE FEE. The fee paid to the Manager at the end of each Fiscal Year and accrued at the end of each Incentive Period (as defined below) which is based upon the performance of the Company. The Incentive Fee is an amount equal to 10% of each Member’s Net Profits in excess of such Member’s Loss Carryforward Amount (before any accruals of Incentive Fees).

     Section 1.21. INCENTIVE PERIOD. The Incentive Period, which may be composed of one or more consecutive fiscal periods, generally corresponds to a fiscal year, but may vary with respect to Members. An Incentive Period may be composed of one or more consecutive fiscal periods.

     Section 1.22. INDEPENDENT DIRECTORS. Those Directors who are not “interested persons” of the Company as such term is defined in the 1940 Act.

     Section 1.23. INTEREST. The ownership interest in the Company at any particular time of a Member, or other person to whom an Interest of a Member or portion thereof has been transferred pursuant to Section 4.5 hereof, including the rights and obligations of such Member or other person under this Agreement and the Delaware Act.

     Section 1.24. INVESTMENT FUNDS. Unregistered general or limited partnerships or pooled investment vehicles and/or registered investment companies in which the Company (directly, or indirectly through the Master Fund) invests its assets that are advised by an Investment Manager.

     Section 1.25. INVESTMENT MANAGERS. Third party investment managers that manage and direct the investment activities of Investment Funds or are retained to manage and invest a designated portion of the assets of the Master Fund.

     Section 1.26. INVESTMENT MANAGEMENT AGREEMENT. Separate written agreements entered into (i) by the Manager and the Master Fund and (ii) by the Manager and the Company, pursuant to which the Manager provides investment management services to the Master Fund.

     Section 1.27. INVESTMENT PERCENTAGE. A percentage established for each Member on the Company’s books as of the first day of each Fiscal Period. The Investment Percentage of a Member for a Fiscal Period shall be determined by dividing the balance of the Member’s Capital Account as of the commencement of such period by the sum of the Capital Accounts of all of the Members as of the commencement of such period. The sum of the Investment Percentages of all Members for each Fiscal Period shall equal 100%.

     Section 1.28. LOSS CARRYFORWARD AMOUNT. The excess, with respect to any Incentive Period, and to the extent not subsequently offset by allocations of profits or otherwise reduced, of (1) a Member’s allocable share of Net Losses calculated in accordance with Section 5.4 of this Agreement (excluding amounts previously allocated to repurchased or distributed portions of the Capital Account during the Incentive Period) over (2) the Member’s allocable share of Net Profits calculated in accordance with Section 5.4 of this Agreement (excluding amounts previously allocated to repurchased or distributed portions of the Capital Account during the Incentive Period), in each case for the current and any prior Incentive Periods. If at the end of any subsequent Incentive Period, Net Profits allocated to a Member’s Capital Account in accordance with Section 5.4 of this Agreement exceed the Net Losses allocated during that period in accordance with Section 5.4 of this Agreement (excluding Net Profits and Net Losses previously taken into account for this purpose by reason of a partial repurchase or distribution during that period), any Loss Carryforward Amount for such Member will be reduced (but not below zero) by the amount of the excess. No transferee may succeed to any portion of the Loss Carryforward Account applicable to the Transferring Member unless the transfer of the Interest or portion of the Interest results in no change in beneficial ownership in the Interest or portion of the Interest. The Loss Carryforward Amount, for a given Incentive Period, will be adjusted with respect to any contributions, transfers, distributions and repurchases applicable to the Member’s Capital Account for that Incentive Period, or portion thereof.

     Section 1.29. MANAGEMENT FEE. The fee paid to the Manager out of the assets of the Master Fund, as provided in Section 3.8(g) of this Agreement.

     Section 1.30. MANAGER. Mercantile Capital Advisors Inc., a Maryland corporation, or any person who may hereinafter serve as the Manager to the Company or the Master Fund pursuant to the Investment Management Agreement.

     Section 1.31. MASTER FUND. Mercantile Long-Short Manager Master Fund LLC, a Delaware limited liability company, or any other company in which the Company invests all or substantially all of its assets.

     Section 1.32. MEMBER. Any person who shall have been admitted to the Company as a member (including any Director in such person’s capacity as a member of the Company but excluding any Director in such person’s capacity as a Director of the Company) until the Company repurchases the entire Interest of such person as a member pursuant to Section 4.6 hereof or a substituted member or members are admitted with respect to any such person’s entire Interest as a member pursuant to Section 4.5 hereof.

     Section 1.33. NET ASSETS. The total value of all assets of the Company, less an amount equal to all accrued debts, liabilities and obligations of the Company, calculated before giving effect to any repurchases of Interests.

     Section 1.34. NET PROFITS OR NET LOSSES. The amount by which the Net Assets as of the close of business on the last day of a Fiscal Period exceed (in the case of Net Profit) or are less than (in the case of Net Loss) the Net Assets as of the commencement of the same Fiscal Period (or, with respect to the initial Fiscal Period of the Company, at the close of business on the Closing Date), such amount to be adjusted to exclude:

(a)	the amount of any insurance premiums or proceeds to be allocated among the Capital Accounts of the Members pursuant to Section 5.5 hereof;

(b)	any items to be allocated among the Capital Accounts of the Members on a basis that is not in accordance with the respective Investment Percentages of all Members as of the commencement of such Fiscal Period pursuant to Section 5.6 and Section 5.7 hereof; and

(c)	Monthly reimbursement of organizational expenses allocated among the Capital Accounts of the Members pursuant to Sections 3.8 and 5.8 hereof.

     Section 1.35. NOTICE DATE. The date, as specified in any tender offer made by the Company, by which Members choosing to tender Interests for repurchase must notify the Company of their intent.

     Section 1.36. 1940 ACT. The Investment Company Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

     Section 1.37. ORGANIZATIONAL MEMBER. Mercantile Bankshares Corporation.

     Section 1.38. PERSON. Any individual, entity, corporation, partnership, association, limited liability company, joint-stock company, trust, estate, joint venture, organization, or unincorporated organization.

     Section 1.39. PROMISSORY NOTE. A non-interest bearing and non-transferable promise of the Company to pay which will contain terms providing for payment to a redeeming Member at two separate times.

     Section 1.40. PROSPECTUS. The Company’s prospectus, as included in the Form N-2, as amended or supplemented from time to time.

     Section 1.41. SECURITIES. Securities (including, without limitation, equities, debt obligations, options, and other “securities” as that term is defined in Section 2(a)(36) of the 1940 Act) and any contracts for forward or future delivery of any security, debt obligation or currency, or commodity, all types of derivative instruments and any contracts based on any index or group of securities, debt obligations or currencies, or commodities, and any options thereon, as well as investments in registered investment companies and private investment funds.

     Section 1.42. TAXABLE YEAR. The period from January 1 to December 31 of each year.

     Section 1.43. TRANSFER. The assignment, transfer, sale, encumbrance, pledge or other disposition of all or any portion of an Interest, including any right to receive any allocations and distributions attributable to an Interest. Verbs, adverbs or adjectives such as “Transfer,” “Transferred” and “Transferring” have correlative meanings.

     Section 1.44. VALUATION DATE. The date as of which the Interests to be repurchased are valued by the Company.

Article II.
 ORGANIZATION; ADMISSION OF MEMBERS

     Section 2.1.  Formation of Limited Liability Company.

     The Board shall execute and file in accordance with the Delaware Act any amendment to the Certificate and shall execute and file with applicable governmental authorities any other instruments, documents and certificates that, in the opinion of the Company’s legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Company.

     Section 2.2.  Name.

     The name of the Company shall be Mercantile Long-Short Manager Fund LLC or such other name as the Board may hereafter adopt upon (i) causing an appropriate amendment to the

Certificate to be filed in accordance with the Delaware Act and (ii) sending notice thereof to each Member.

     Section 2.3.  Principal and Registered Office.

(a)	The Company shall have its principal office at Two Hopkins Plaza, Baltimore, Maryland, 21201, or at such other place designated from time to time by the Board.

(b)	The Company shall have its registered office in Delaware at 2711 Centreville Road, Suite 400, Wilmington, Delaware, 19808 and shall have Corporation Service Company as its registered agent for service of process in Delaware, unless a different registered office or agent is designated from time to time by the Board.

     Section 2.4.  Duration.

     The term of the Company commenced on the filing of the Certificate with the Secretary of State of Delaware and shall continue until the Company is dissolved pursuant to Section 6.1 hereof.

     Section 2.5.  Objective and Business of the Company.

(a)	The objective of the Company is to seek equity-like capital appreciation while attempting to limit risk through the use of a multi-strategy, multi-manager, diversified investment philosophy. The business of the Company is to invest, as a feeder fund, all or substantially all of the Company’s assets in the Master Fund, which has the same investment objective as the Company, as part of a master-feeder structure. In connection with its investment as a feeder fund in a master-feeder structure, the business of the Company includes purchasing, selling (including short sales), investing and trading in Securities, on margin or otherwise, and engaging in any financial or derivative transactions relating thereto or otherwise. The Company may execute, deliver and perform all contracts, agreements, subscription documents and other undertakings and engage in all activities and transactions as may in the opinion of the Board be necessary or advisable to carry out its objective or business.

(b)	The Company shall operate as a closed-end, non-diversified, management investment company in accordance with the 1940 Act and subject to any policies and investment restrictions set forth in the Prospectus.

     Section 2.6.  Board of Directors.

(a)	Prior to the Closing Date, the Organizational Member may designate such persons who shall agree to be bound by all of the terms of this Agreement to serve as the initial Directors on the Board, subject to the election of such persons prior to the Closing Date by the Organizational Member. By signing this Agreement or the signature page of the Company’s investor application or certification, a Member admitted on the Closing Date shall be deemed to have voted for the election of each of the initial Directors to the Board. After the Closing Date, the Board may, subject to the provisions of paragraphs (a) and (b) of this Section 2.6 with respect to the number of, and vacancies in, the position of Director and the provisions of Section 3.3 hereof with respect to the election of Directors to the Board by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Director. The names and mailing addresses of the Directors shall be set forth in the books and records of the Company. The number of Directors shall be fixed from time to time by the Board.

(b)	Each Director shall serve on the Board for the duration of the term of the Company, unless his or her status as a Director shall be sooner terminated pursuant to Section 4.2 hereof. In the event of any vacancy in the position of Director, the remaining Directors serving on the Board may appoint an individual to serve in such capacity, so long as immediately after such appointment at least two-thirds (2/3) of the Directors then serving would have been elected by the Members. The Board may call a meeting of Members to fill any vacancy in the position of Director, and shall do so within 60 days after any date on which Directors who were elected by the Members cease to constitute a majority of the Directors then serving on the Board.

(c)	In the event that no Director remains to continue the business of the Company, the Manager shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Director ceased to act in that capacity, for the purpose of determining whether to continue the business of the Company and, if the business shall be continued, of electing the required number of Directors to the Board. If the Members shall determine at such meeting not to continue the business of the Company or if the required number of Directors is not elected within 60 days after the date on which the last Director ceased to act in that capacity, then the Company shall be dissolved pursuant to Section 6.1 hereof and the assets of the Company shall be liquidated and distributed pursuant to Section 6.2 hereof.

     Section 2.7.  Members.

     The Board expects to admit Members as of the first business day of each calendar month. Members may be admitted to the Company subject to the condition that each such Member shall execute and deliver the Company’s investor application or certification pursuant to which such Member agrees to be bound by all the terms and provisions hereof and that the minimum initial capital contribution, as required by Section 5.1, has been deposited with the Company’s escrow agent. The Board may in its sole discretion reject any subscription for Interests. The Board may, in its sole discretion, suspend subscriptions for Interests at any time. The admission of any Person as a Member shall be effective upon the revision of the books and records of the Company to reflect the name and the contribution to the capital of the Company of such additional Member.

     Section 2.8.  Distribution Fees.

(a)	A Member may be charged a distribution fee when a Distributor is used to sell such Member’s Interest in the amount and as set forth in the Prospectus.

(b)	The distribution fee will be deducted from a prospective Member’s subscription amount; it will not constitute a capital contribution made by the Member to the Company nor part of the assets of the Company and may be adjusted or waived as described in the Prospectus.

     Section 2.9.  Both Directors and Members.

     A Member may at the same time be a Director and a Member, in which event such Member’s rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions hereof and as provided in the Delaware Act.

     Section 2.10.  Limited Liability.

     Except as provided under applicable law, including capital contribution obligations, a Member shall not be liable for the Company’s debts, obligations and liabilities in any amount in excess of such Member’s contributions to the capital of the Company (plus such Member’s share of undistributed profits and assets). Except as provided under applicable law, a Director shall not be liable for the Company’s debts, obligations and liabilities.

Article III.
MANAGEMENT

     Section 3.1.  Management and Control.

(a)	Management and control of the business of the Company shall be vested in the Board, which shall have the right, power and authority, on behalf of the Company and in its name, to exercise all rights, powers and authority of “manager” as defined under the Delaware Act (but is not the same as the term “Manager” as defined in this Agreement) and to do all things necessary and proper to carry out the objective and business of the Company and their duties hereunder. No Director shall have the authority individually to act on behalf of or to bind the Company except within the scope of such Director’s authority as delegated by the Board. The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Director shall be vested with the same powers, authority and responsibilities on behalf of the Company as are customarily vested in each director of a Delaware corporation and (ii) each Independent Director shall be vested with the same powers, authority and responsibilities on behalf of the Company as are customarily vested in each director of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation who is not an “interested person” (as such term is defined in the 1940 Act) of such company. During any period in which the Company shall have no Directors, the Manager shall have the authority to manage the business and affairs of the Company. The Manager will oversee the day-to-day management of the Company and, subject to the approval of the Board, has the authority to: approve the acceptance of initial and subsequent subscriptions on behalf of the Company; determine whether future subscriptions should be accepted; make determinations on the transfer of Interests; and manage and oversee the general administrative and operational aspects of the Company.

(b)	Members shall have no right to participate in and shall take no part in the management or control of the Company’s business and shall have no right, power or authority to act for or bind the Company. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required in the Delaware Act.

(c)	The Board may delegate to a committee or to any other person any rights, power and authority vested by this Agreement in the Board to the extent permissible under applicable law.

(d)	The Company will file a tax return as a partnership for U.S. federal income tax purposes. Except as otherwise specifically provided herein, all decisions for the Company relating to tax matters including, without limitation, whether to make any tax elections, the positions to be made on the Company’s tax returns and the settlement or further contest or litigation of any audit matters raised by the Internal Revenue Service or other taxing authority, will be made by the Board. All actions (other than ministerial actions) taken by the Manager, as designated in this Section 3.1 and Section 3.2 below, will be subject to the approval of the Board. Each Member agrees not to treat, on his personal income tax return or any claim for a tax refund, any item of income, gain, loss, deduction or credit in a manner inconsistent with the treatment of such item by the Company.

     Section 3.2.  Actions by the Board of Directors.

(a)	Unless provided otherwise in this Agreement, the Board shall act only: (i) by the affirmative vote of a majority of the Directors (including the vote of a majority of the Independent Directors, if required by the 1940 Act) present at a meeting duly called at which a quorum of the Directors shall be present (in person or, if in person attendance is not required by the 1940 Act, by telephone) or (ii) by unanimous written consent of all of the Directors without a meeting, if permissible under the 1940 Act.

(b)	The Board may designate from time to time a Chairman who shall preside at all meetings. Meetings of the Board may be called by the Chairman or by any two Directors, and may be held on such date and at such time and place as the Board shall determine. Each Director shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Notice need not be given to any Director who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Directors may attend and participate in any meeting by telephone except where in person attendance at a meeting is required by the 1940 Act. A majority of the Directors shall constitute a quorum at any meeting.

(c)	The Board may designate from time to time agents and employees of the Company who shall have the same powers and duties on behalf of the Company (including the power to bind the Company) as are customarily vested in officers of a Delaware corporation, and designate them as officers of the Company.

     Section 3.3.  Meetings of Members.

(a)	Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the Members may be called by the Board or by Members holding a majority of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board shall determine. The Board shall arrange to provide written notice of the meeting, stating the date, time and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting, except as otherwise required by applicable law. Only matters set forth in the notice of a meeting may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Directors and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes eligible to be cast by those Members who are present in person or by proxy at such meeting.

(b)	Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to such Member’s Investment Percentage as of the record date for such meeting. The Board shall establish a record date not less than 10 nor more than 90 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes that each Member will be entitled to cast thereat, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

(c)	A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Company before or at the time of the meeting. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to the Company at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

     Section 3.4.  Custody of Assets of the Company.

     The physical possession of all funds, Securities or other properties of the Company shall at all times be held, controlled and administered by one or more custodians retained by the Company in accordance with the requirements of the 1940 Act. The Manager will have no responsibility, other than that associated with the oversight and supervision of custodians retained by the Company, with respect to the collection of income or the physical acquisition or safekeeping of the funds, Securities or other assets of the Company, all duties of collection, physical acquisition or safekeeping being the sole obligation of such custodians.

     Section 3.5. Other Activities of Members, the Manager and Directors.

(a)	Neither the Manager nor any Director shall be required to devote its full time to the affairs of the Company, but shall devote such time as may reasonably be required to perform its obligations under this Agreement.

(b)	Any Member, Manager or Director, and any Affiliate of any Member, Manager or Director, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisors or agents of other companies, partners of any partnership, members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member, Manager or Director shall have any rights in or to such activities of any other Member, Manager or Director, or any profits derived therefrom.

     Section 3.6.  Duty of Care.

(a)	The Manager and Directors shall not be liable to the Company or to any of its Members for any loss or damage occasioned by any act or omission in the performance of their services under this Agreement, unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of such Manager or Director constituting willful misfeasance, bad faith, or gross negligence of the duties involved in the conduct of such Manager’s or Director’s office.

(b)	Members not in breach of any obligation hereunder or under any agreement pursuant to which the Member subscribed for an Interest shall be liable to the Company, any Member or third parties only as provided under the Delaware Act.

     Section 3.7. Indemnification.

(a)	To the fullest extent permitted by law, the Company shall, subject to Section 3.7(b) hereof, indemnify the Manager and Adviser (including for this purpose each officer, director, member, partner, principal, employee or agent of, or any Person who controls, is controlled by or is under common control with, the Manager or Adviser or partner of the Manager or Adviser and their respective executors, heirs, assigns, successors or other legal representatives), its officers and each Director (and his respective executors, heirs, assigns, successors or other legal representatives) (each such person an “indemnitee”) against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter. Except to the extent that such loss, claim, damage, liability, cost or expense shall have been finally determined in a judicial decision on the merits from which no further right to appeal may be taken in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, breach of fiduciary duty or gross negligence of the duties involved in the conduct of such indemnitee’s office. The rights of indemnification provided under this Section 3.7 shall not be construed so as to provide for indemnification of a Director for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law.

(b)	Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Company in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Company amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under this Section 3.7; provided, that (i) such indemnitee shall provide security for such undertaking, (ii) the Company shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee’s failure to fulfill such undertaking, or (iii) a majority of the Directors (excluding any Director who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion determines based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

(c)	As to the disposition of any action, suit, investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Company or its Members by reason of willful misfeasance, bad faith, breach of fiduciary duty or gross negligence of the duties involved in the conduct of such indemnitee’s office, indemnification shall be provided pursuant to Section 3.7(a) hereof if:

(i)	approved as in the best interests of the Company by a majority of the Directors (excluding any Director who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Company and that such indemnitee is not liable to the Company or its Members by reason of willful misfeasance, bad faith, breach of fiduciary duty or gross negligence of the duties involved in the conduct of such indemnitee’s office, or

(ii)	the Board secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such indemnitee against any liability to the Company or its Members to which such indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, breach of fiduciary duty or gross negligence of the duties involved in the conduct of such indemnitee’s office.

(d)	Any indemnification or advancement of expenses made pursuant to this Section 3.7 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently is determined in a final judicial decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee’s office. In (i) any suit brought by an indemnitee (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this Section 3.7 it shall be a defense that, and (ii) in any suit in the name of the Company to recover any indemnification or advancement of expenses made pursuant to this Section 3.7 the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee under this Section 3.7 has not met the applicable standard of conduct set forth in this Section 3.7. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.7, the burden of proving that the indemnitee is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.7 shall be on the Company (or any Member acting derivatively or otherwise on behalf of the Company or its Members).

(e)	An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 or to which such indemnitee may otherwise be entitled except out of the assets of the Company, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

(f)	The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.7 shall affect the power of the Company to purchase and maintain liability insurance on behalf of the Manager, any Director, the Adviser or other person.

     Section 3.8.  Fees, Expenses and Reimbursement.

(a)	So long as the Administrator provides Administrative Services to the Company, it shall be entitled to receive reasonable and customary fees for such services as well as out-of-pocket expenses as may be agreed to by the Administrator and the Company pursuant to a separate written agreement.

(b)	As consideration for providing advisory services to the Master Fund, and for so long as the Manager provides such advisory services to the Master Fund, the Manager shall be entitled to receive the Incentive Fee in respect of Incentive Period.

(c)	The Board may cause the Company to compensate each Director for his or her services rendered in connection with the Company. In addition, the Directors shall be reimbursed by the Company for reasonable out-of-pocket expenses incurred by them in performing their duties under this Agreement.

(d)	The Company shall bear all expenses related to its investment program, including, its allocable portion of the operating expenses of the Master Fund and expenses of the Master Fund’s investment in the Investment Funds. Expenses to be borne by the Company (both directly and indirectly) include, but are not limited to, fees paid and expenses reimbursed to Investment Funds or Investment Managers (including management fees, performance or incentive fees or allocations and redemption or withdrawal fees, however titled or structured); all costs and expenses directly related to portfolio transactions and positions for the Master Fund’s account such as direct and indirect expenses associated with the Master Fund’s investments, including its investments in Investment Funds (whether or not consummated), and enforcing the Master Fund’s rights in respect of such investments; transfer taxes and premiums; taxes withheld on non-U.S. dividends; fees for data and software providers; research expenses; professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts); if applicable in connection with temporary or cash management investments, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees; any interest expense; attorneys’ fees and disbursements associated with preparing and updating the offering materials and with qualifying prospective investors; fees and disbursements of any accountants engaged by the Master Fund or the Company, and expenses related to the annual audit of the Master Fund or the Company; record-keeping, custody and escrow fees and expenses; the costs of errors and omissions / directors’ and officers’ liability insurance and a fidelity bond; the Management Fee; the Incentive Fee; the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Members; fees and travel expenses of Directors relating to meetings of the Board and committees thereof; all costs and charges for equipment or services used in communicating information regarding the Master Fund’s transactions; and any extraordinary expenses, including indemnification expenses as provided for in this Agreement.

(e)	Subject to procuring any required regulatory approvals, from time to time the Company may, alone or in conjunction with other accounts for which the Manager, or any of its affiliates, acts as general partner or investment adviser, purchase insurance in such amounts, from such insurers and on such terms as the Board shall determine.

(f)	Expenses incurred in connection with the ongoing offering of Interests of the Company will be borne by the Company. In addition, the Company will bear its allocable portion of any expenses incurred by the Master Fund in connection with the ongoing offering of the Master Fund’s interests.

(g)	In consideration of the services provided by the Manager to the Master Fund under the Investment Management Agreement, the Master Fund will pay the Manager a quarterly fee of 0.3125% of the Master Fund’s net assets (the “Management Fee”). The Company, through its investment in the Master Fund, will bear its allocable portion of the Management Fee. The Manager shall be entitled to reduce the Company’s share of the Management Fee, provided such reduction is for the benefit of all Members on an equal and pro rata basis, in its sole discretion.

Article IV.
 TERMINATION OF STATUS OF MANAGER AND DIRECTORS, TRANSFERS AND
REPURCHASES

     Section 4.1.  Termination of Status of the Manager.

     The status of the Manager as investment manager under the Investment Management Agreement between the Company and the Manager shall be terminated at any time, (i) by the Company on 60 days’ written notice to the Manager, without the payment any penalty, by a vote of a majority of the entire Board or by vote of a majority of the outstanding voting securities of the Company; or (ii) upon 90 days’ written notice by the Manager. The status of the Manager as investment manager of the Master Fund shall be terminated if the Investment Management Agreement between the Master Fund and the Manager terminates and the Master Fund does not enter into a new investment management agreement with the Manager, effective as of the date of such termination. The Investment Management Agreement will automatically and immediately terminate in the event of its assignment by the Manager, provided that an assignment to a successor to all or substantially all of the Manager’s business or to a wholly-owned subsidiary of such successor which does not result in a change of actual control of the Manager’s business shall not be deemed to be an assignment for the purposes of the Investment Management Agreement.

     Section 4.2.  Termination of Status of a Director.

     The status of a Director shall terminate if the Director, pursuant to Delaware law, is removed, resigns or is subject to various disabling events such as death, incapacity or bankruptcy. A Director may resign, subject to giving 90 days’ prior written notice to the other Directors if such resignation is likely to affect adversely the tax status of the Company.

     Section 4.3.  Removal of the Directors.

     Any Director may be removed either by (a) the vote or written consent of at least two-thirds (2/3) of the Directors not subject to the removal vote or (b) the vote or written consent of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members.

     Section 4.4.  Removal of the Manager.

     The Manager may be removed as Manager under this Agreement by the vote or written consent of Members holding not less than 80% of the total number of votes eligible to be cast by all Members.

     Section 4.5.  Transfer of Interests of Members.

(a)	An Interest of a Member may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency, dissolution or incompetency of such Member or (ii) under certain limited circumstances with the written consent of the Board (which may be withheld in its sole discretion).

(b)	The Board may not consent to a Transfer unless:

(i)	(x) the Company consults with legal counsel to the Company and counsel confirms that the Transfer will not cause the Company to be treated as a “publicly traded partnership” taxable as a corporation or be subject to any other adverse tax or regulatory treatment and (y) the following conditions are met: (i) the Transferring Member has been a Member for at least six (6) months; (ii) the proposed Transfer is to be made on a Valuation Date; and (iii) the Transfer is (A) one in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the Transferring Member (e.g., certain Transfers to affiliates, gifts and contributions to family entities), (B) to members of the Transferring Member’s immediate family (siblings, spouse, parents and children), or (C) a distribution from a qualified retirement plan or an individual retirement account; and

(ii)	(x) the person to whom the Interest is Transferred (or each of the person’s beneficial owners if such a person is a “private investment company” as defined in paragraph (d)(3) of Rule 205-3 under the Advisers Act) is a person whom the Board believes meets the requirements of paragraph (d)(1) of Rule 205-3 under the Advisers Act or any successor rule thereto and (y) the entire Interest of the Member is Transferred to a single transferee or, in the case of multiple transferees, after the Transfer of a portion of an Interest, the balance of the Capital Account of each transferee and the remaining balance of the Capital Account of the transferor (if any) is each not less than $50,000 or such lesser amount as the Board may determine in its sole discretion.

(c)	Any transferee that acquires an Interest by operation of law as the result of the death, bankruptcy, insolvency, dissolution or incompetency of a Member, shall be entitled to the allocations and distributions allocable to the Interest so acquired and to Transfer such Interest in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. Once a Member obtains the approval of the Board and satisfies the other requirements to transfer its Interests, the Board shall promptly take all necessary actions so that the transferee to whom such Interest is transferred is admitted to the Company as a Member.

(d)	In no event, however, will any transferee or assignee be admitted as a Member without the consent of the Board, which may be withheld in its sole discretion. Any pledge, transfer, or assignment not made in accordance with this Section 4.5 shall be void.

(e)	The admission of any transferee as a substituted Member will be effective upon the execution and delivery by, or on behalf of, the substituted Member of this Agreement or an instrument that constitutes the execution and delivery of this Agreement. Each Member and transferee agrees to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Company in connection with any Transfer. If a Member Transfers its entire Interest as a Member, it will not cease to be a Member unless and until the transferee is admitted to the Company as a substituted Member in accordance with this Section 4.5.

(f)	Each Member shall indemnify and hold harmless the Company, the Directors, the Manager, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of, or arising from, (i) any Transfer made by such Member in violation of this Section 4.5 and (ii) any misrepresentation by such Member in connection with any such Transfer.

     Section 4.6.  Repurchase of Interests.

(a)	Except as otherwise provided in this Agreement, no Member or other person holding an Interest or portion thereof shall have the right to withdraw or tender to the Company for repurchase that Interest or portion thereof. The Board from time to time, in its sole discretion and on such terms and conditions as it may determine, may cause the Company to repurchase Interests or portions thereof pursuant to written tenders. However, the Company shall not offer to repurchase Interests on more than four occasions during any Taxable Year unless it has received an opinion of counsel to the effect that such more frequent offers would not cause any adverse tax consequences to the Company or Members. In determining whether to cause the Company to repurchase Interests pursuant to written tenders, the Board shall consider the recommendation of the Manager, and shall also consider the following factors, among others:

(i)	whether any Members have requested to tender Interests or portions thereof to the Company;

(ii)	the liquidity of the Company’s assets (including fees and costs associated with withdrawing from Investment Funds);

(iii)	the investment plans and working capital and reserve requirements of the Company;

(iv)	the relative economies of scale with respect to the size of the Company;

(v)	the history of the Company in repurchasing Interests; and

(vi)	the anticipated tax consequences of any proposed repurchases of Interests.

     The Board shall cause the Company to repurchase Interests or portions thereof pursuant to written tenders only on terms fair to the Company and to all Members (including persons holding Interests acquired from Members), as applicable.

(b)	A Member tendering for repurchase only a portion of the Member’s Interest will be required to maintain a Capital Account balance of at least $50,000 after giving effect to the repurchase. If a Member tenders an amount that would cause the Member’s Capital Account balance to fall below the required minimum, the Manager reserves the right to reduce the amount to be repurchased from the Member so that the required minimum balance is maintained or to repurchase the Member’s entire Interest in the Company.

(c)	Repurchases pursuant to Company tender offers shall be effective after receipt and acceptance by the Company of all eligible written tenders of Interests from Members and, unless otherwise determined by the Board from time to time, including as a result of changes in applicable law or the interpretation thereof, shall be subject to the following repurchase procedures:

(i)	Members choosing to tender an Interest for repurchase must do so by the applicable Notice Date. Generally, the Notice Date will be the last calendar day of the third month prior to the month containing the date as of which Interests are to be repurchased. (For example, the Notice Date for a repurchase offer having a December 31 repurchase date would be September 30.) Interests (or portions thereof) will be valued as of the Valuation Date (which date, unless otherwise determined by the Board, shall be the last business day of the month in which such Interests are to be repurchased);

(ii)	Promptly after the Notice Date, the Company will give to each Member whose Interest has been accepted for repurchase a Promissory Note entitling the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Interest;

(iii)	The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for payment at two separate times;

(iv)	The initial payment in respect of the Promissory Note (the “Initial Payment”) will be in an amount equal to at least 90% of the estimated value of the repurchased Interest, determined as of the Valuation Date.The Initial Payment will be made as of the later of (1) a period of within30 days after the Valuation Date, or (2) if the Master Fund has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of the Company’s interests in the Master Fund, within ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn from such Investment Funds; and

(v)	The second and final payment in respect of the Promissory Note (the “Post-Audit Payment”) will be in an amount equal to the excess, if any, of (1) the value of the repurchased Interest, determined as of the Valuation Date and based upon the results of the annual audit of the Company’s financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. The Manager anticipates that the annual audit of the Company’s financial statements will be completed within 60 days after the end of each Fiscal Year and that the Post-Audit Payment will be made promptly after the completion of the audit.

(vi)	Although the amounts required to be paid by the Company under the Promissory Note will generally be paid in cash, the Company may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

(d)	Notwithstanding anything in the foregoing to the contrary, the Board, in its discretion, may pay all or any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased. All repurchases of Interests shall be subject to any and all conditions as the Board may impose in its sole discretion. The amount due to any Member whose Interest or portion thereof is repurchased shall be equal to the audited value of such Member’s Capital Account or portion thereof, as applicable, as of the Valuation Date, after giving effect to all allocations to be made to such Member’s Capital Account as of such date.

(e)	The Board may, in its sole discretion, elect to impose charges on Members who submit their Interest for repurchase.

Article V.
CAPITAL

     Section 5.1. Contributions to Capital.

(a)	The minimum initial contribution of each Member to the capital of the Company shall be $75,000, subject to the discretion of the Manager to accept initial investments in lesser amounts. The amount of the initial contribution of each Member shall be recorded on the books and records of the Company upon acceptance as a contribution to the capital of the Company. The Directors shall not be entitled to make voluntary contributions of capital to the Company as Directors of the Company, but may make voluntary contributions to the capital of the Company as Members.

(b)	The Members may make additional contributions to the capital of the Company of at least $10,000 (subject to the discretion of the Manager to accept additional contributions in lesser amounts), effective as of such times as the Manager, in its discretion, may permit, subject to Section 2.7 hereof, but no Member shall be obligated to make any additional contribution to the capital of the Company except to the extent provided in Section 5.7 hereof.

(c)	Except as otherwise permitted by the Board, (i) initial and any additional contributions to the capital of the Company by any Member shall be payable in cash, and (ii) initial and any additional contributions in cash shall be payable in readily available funds.

     Section 5.2.  Rights of Members to Capital.

     No Member shall be entitled to interest on any contribution to the capital of the Company, nor shall any Member be entitled to the return of any capital of the Company except

(i) upon the repurchase by the Company of a part or all of such Member’s Interest pursuant to Section 4.6 hereof or (ii) upon the liquidation of the Company’s assets pursuant to Section 6.2 hereof. Except as specified in the Delaware Act, or with respect to distributions or similar disbursements made in error, no Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the Company’s property or to compel any sale or appraisal of the Company’s assets.

     Section 5.3.  Capital Accounts.

(a)	The Company shall maintain a separate Capital Account for each Member.

(b)	Each Member’s Capital Account shall have an initial balance equal to the amount of cash constituting such Member’s initial contribution to the capital of the Company.

(c)	Each Member’s Capital Account shall be increased by the sum of (i) the amount of cash constituting additional contributions by such Member to the capital of the Company permitted pursuant to Section 5.1 hereof, plus (ii) all amounts credited to such Member’s Capital Account pursuant to Section 5.4 through Section 5.8 hereof.

(d)	Each Member’s Capital Account shall be reduced by the sum of (i) the amount of any repurchase of the Interest, or portion thereof, of such Member or distributions to such Member pursuant to Section 4.6, Section 5.10, Section 5.11 or Section 6.2 hereof that are not reinvested (net of any liabilities secured by any asset distributed that such Member is deemed to assume or take subject to under Section 752 of the Code), plus (ii) any amounts debited against the Member’s Capital Account pursuant to Section 5.4 through Section 5.8 hereof.

(e)	In the event all or a portion of the Interest of a Member is Transferred in accordance with the terms of this Agreement, the Transferee will succeed to the Capital Account of the Transferor to the extent of the Transferred Interest or portion of an Interest.

(f)	No Member will be required to pay the Company or any other Member any deficit in such Member’s Capital Account upon dissolution of the Company or otherwise.

     Section 5.4.  Allocation of Net Profits and Net Losses.

     As of the last day of each Fiscal Period, any Net Profits or Net Losses for the Fiscal Period shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Investment Percentages for such Fiscal Period.

     Section 5.5.  Allocation of Insurance Premiums and Proceeds.

(a)	Any premiums payable by the Company, and the Company’s share of any premiums payable by the Master Fund, for insurance purchased pursuant to

Section 3.8(d) and Section 3.8(e) above shall be apportioned evenly over each Fiscal Period or portion thereof falling within the period to which such premiums relate under the terms of such insurance, and the portion of the premiums so apportioned to any Fiscal Period shall be allocated among and debited against the Capital Accounts of each Member who is a member of the Company during such Fiscal Period in accordance with such Member’s Investment Percentage for such Fiscal Period.

(b)	Proceeds, if any, to which the Company may become entitled, and the Company’s share of proceeds, if any, to which the Master Fund may become entitled, pursuant to such insurance shall be allocated among and credited to the Capital Accounts of each Member who is a member of the Company during the Fiscal Period in which the event that gives rise to recovery of proceeds occurs in accordance with such Member’s Investment Percentage for such Fiscal Period.

     Section 5.6.  Allocation of Certain Expenditures.

     Except as otherwise provided for in this Agreement and unless prohibited by the 1940 Act, any expenditures payable by the Company, and the Company’s share of any expenditures payable by the Master Fund, to the extent determined by the Board to have been paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, shall be charged to only those Members on whose behalf such payments are made or whose particular circumstances gave rise to such payments. Such charges shall be debited from the Capital Accounts of such Members as of the close of the Fiscal Period during which any such items were paid or accrued by the Company.

     Section 5.7.  Reserves.

(a)	Appropriate reserves may be created, accrued and charged against Net Assets and proportionately against the Capital Accounts of the Members for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Manager or the Board. Such reserves will be in the amounts that the Board, in its sole discretion, deems necessary or appropriate. The Board may increase or reduce any such reserves from time to time by such amounts as the Board, in its sole discretion, deems necessary or appropriate. The amount of any such reserve, or any increase or decrease therein, shall be proportionately charged or credited, as appropriate, to the Capital Accounts of those parties who are Members at the time when such reserve is created, increased or decreased, except that if any such individual reserve item, adjusted by any increase therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all such Members, then the amount of the reserve, increase or decrease may instead be charged or credited to those parties who were Members at the time, as determined by the Board in its sole discretion, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their Capital Accounts at that time.

(b)	If at any time an amount is paid or received by the Company or by the Master Fund and allocated to the Company (other than contributions to the capital of the Company or the Master Fund, distributions or repurchases of Interests (or interests in the Master Fund) or portions thereof) and such amount exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all Members at the time of payment or receipt and such amount was not accrued or reserved for but would nevertheless, in accordance with the Company’s accounting practices, be treated as applicable to one or more prior Fiscal Periods, then such amount shall be proportionately charged or credited, as appropriate, to those parties who were Members during such prior Fiscal Period or Periods.

     Section 5.8.  Allocation of Organizational Expenses.

     The Manager will allocate among the Members a monthly expense to reimburse the Manager for the Company’s organizational expenses and offering costs, as described in Section 3.8(f).

     Section 5.9.  Tax Allocations.

(a)	For each Fiscal Year, items of income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in such manner as to reflect equitably amounts credited or debited to each Member’s Capital Account for the current and prior fiscal years (or relevant portions thereof). Allocations under this Section 5.9 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and in conformity with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f), 1.704-1(b)(4)(i) and 1.704-3(e) promulgated thereunder, as applicable, or the successor provisions to such Section and Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the “qualified income offset” requirements of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

(b)	If the Company realizes capital gains (including short-term capital gains) for U.S. federal income tax purposes for any Fiscal Year during or as of the end of which the Interests of one or more Positive Basis Members (as hereinafter defined) are repurchased by the Company pursuant to Article IV, the Manager may elect to allocate net gains as follows:

(i)	to such Positive Basis Members, in proportion to the Positive Basis (as hereinafter defined) of each such Positive Basis Member, until either the full amount of the net gains has been so allocated or the Positive Basis of each Positive Basis Member shall have been eliminated; and

(ii)	any net gains not so allocated to Positive Basis Members to the other Members in a manner that equitably reflects the amounts credited to the Members’ Capital Accounts.

(c)	If the Company realizes capital losses for U.S. federal income tax purposes for any Fiscal Year during or as of the end of which the Interests of one or more Negative Basis Members (as hereinafter defined) are repurchased by the Company under Article IV of this Agreement, the Manager may elect to allocate net losses as follows:

	(i)	to such Negative Basis Members, in proportion to the Negative Basis (as hereafter defined) of each Negative Basis Member, until either the full amount of net losses will have been so allocated or the Negative Basis of each Negative Basis Member has been eliminated, and

	(ii)	any net losses not so allocated to Negative Basis Members, to the other Members in a manner that reflects equitably the amounts credited to the Members’ Capital Accounts.

(d)	As used herein, (i) the term “Positive Basis” means, with respect to any Member and as of any time of calculation, the amount by which the value of its Interest as of such time exceeds its “adjusted tax basis,” for U.S. federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such “adjusted tax basis” by reason of any transfer or assignment of such Interest, including by reason of death, and without regard to such Member’s share of the liabilities of the Company under Section 752 of the Code), and (ii) the term “Positive Basis Member” means any Member whose Interest is repurchased by the Company and who has Positive Basis as of the effective date of the repurchase, but such Member shall cease to be a Positive Basis Member at such time as it shall have received allocations pursuant to clause (i) of paragraph (b) equal to its Positive Basis as of the effective date of such repurchase.

(e)	The term “Negative Basis” means, with respect to any Member and as of any time of calculation, the amount by which the Member’s “adjusted tax basis,” for U.S. federal income tax purposes, in the Member’s Interest in the Company as of that time (determined without regard to any adjustments made to the “adjusted tax basis” by reason of any Transfer or assignment of the Interest, including by reason of death, and without regard to such Member’s share of the liabilities of the Company under Section 752 of the Code) exceeds the value of its Interest as of such time. As used in this Section 5.9, the term “Negative Basis Member” means any Member whose Interest is repurchased by the Company and who has Negative Basis as of the effective date of the repurchase, but such Member shall cease to be a Negative Basis Member at such time as it shall have received allocations pursuant to clause (i) of paragraph (c) equal to its Negative Basis as of the effective date of such repurchase.

     Section 5.10.  Distributions.

     The Board, in its sole discretion, may authorize the Company to make distributions in cash or in kind at any time to all of the Members on a pro rata basis in accordance with the Members’ Investment Percentages.

     Section 5.11.  Withholding.

(a)	The Board may withhold and pay over to the Internal Revenue Service (or any other relevant taxing authority) taxes from any distribution to any Member to the extent required by the Code or any other applicable law.

(b)	For purposes of this Agreement, any taxes so withheld by the Company, or withheld by any other person, with respect to any amount distributed by the Company to any Member shall be deemed to be a distribution or payment to such Member pursuant to this Agreement, reducing the amount otherwise distributable to such Member pursuant to this Agreement and reducing the Capital Account of such Member. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member’s Interest shall pay to the Company as a contribution to the capital of the Company, upon demand of the Board, the amount of such excess.

(c)	The Board shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the Member shall furnish the Board with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the Company and each of the Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

Article VI.
 DISSOLUTION AND LIQUIDATION

     Section 6.1. Dissolution.

     The Company shall be dissolved:

(a)	upon the affirmative vote to dissolve the Company by: (i) the Board or (ii) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members;

(b)	upon the failure of the Members to elect a successor Director at a meeting called by Manager in accordance with Section 2.6 hereof when no Director remains to continue the business of the Company;

(c)	upon the expiration of any two year period that commences on the date on which any Member has submitted a written notice to the Company requesting to tender its entire Interest for repurchase by the Company, if such Interest has not been repurchased by the Company; or

(d)	as required by operation of law.

     Dissolution of the Company shall be effective on the later of the day on which the event giving rise to the dissolution shall occur, but the Company shall not terminate until the assets of the Company have been liquidated in accordance with Section 6.2 hereof and the Certificate has been canceled.

     Section 6.2.  Liquidation of Assets.

(a)	Upon the dissolution of the Company as provided in Section 6.1 hereof, the Board shall promptly appoint the Board or Manager as the liquidator and the Board or Manager shall liquidate the business and administrative affairs of the Company, except that if the Board does not appoint the Manager as the liquidator or the Board is unable to perform this function, another liquidator will be elected by the Board. Net Profits and Net Losses during the period of liquidation shall be allocated pursuant to Section 5.4 hereof. The proceeds from liquidation (after establishment of appropriate reserves for contingencies in such amount as the Board or other liquidator shall deem appropriate in its sole discretion as applicable) shall be distributed in the following manner:

(i)	the debts, liabilities and obligations of the Company, other than debts to Members, and the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), up to and including the date that distribution of the Company’s assets to the Members has been completed, shall first be paid on a proportionate basis;

(ii)	such debts, liabilities or obligations as are owing to the Members shall next be paid in their order of seniority and on a proportionate basis; and

(iii)	the Members shall next be paid on a proportionate basis the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members’ Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 6.2.

(b)	Anything in this Section 6.2 to the contrary notwithstanding, upon dissolution of the Company, the Board or other liquidator may distribute ratably in kind any assets of the Company; provided, however, that if any in-kind distribution is to be made (i) the assets distributed in kind shall be valued pursuant to Section 7.3 hereof as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 6.2(a) above, and (ii) any profit or loss attributable to property distributed in-kind shall be included in the Net Profits or Net Losses for the Fiscal Period ending on the date of such distribution.

Article VII.
 ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS

     Section 7.1. Accounting and Reports.

(a)	The Company shall adopt for tax accounting purposes any accounting method that the Board shall decide in its sole discretion is in the best interests of the Company. The Company’s accounts shall be maintained in U.S. currency.

(b)	After the end of each Taxable Year, the Company shall furnish to each Member such information regarding the operation of the Company and such Member’s Interest as is necessary for Members to complete U.S. federal and state income tax or information returns and any other tax information required by U.S. federal and state law.

(c)	Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation or order, within 60 days after the close of the period for which a report required under this Section 7.1 is being made, the Company shall furnish to each Member an unaudited semi-annual report and an audited annual report containing the information required by such Act. The Company shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent public accountants based upon an audit performed in accordance with generally accepted accounting principles. The Company may furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

     Section 7.2.  Determinations by the Board of Directors.

(a)	All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article V hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board unless specifically and expressly otherwise provided for by the provisions of this Agreement or required by law, and such determinations and allocations shall be final and binding on all the Members.

(b)	The Board may make such adjustments to the computation of Net Profits or Net Losses, and the allocation thereof to a Member’s Capital Account, or any components comprising any of the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Company and the intended allocation thereof among the Members.

     Section 7.3.  Valuation of Assets.

(a)	Valuation of Securities and other assets shall be made by the Board in accordance with the requirements of the 1940 Act and the valuation procedures adopted by the Board.

(b)	The value of the assets and liabilities shall be determined by reference to the latest market prices and values available and in further accordance with the valuation procedures adopted by the Board.

(c)	The value of Securities and other assets of the Company and the net worth of the Company as a whole determined pursuant to this Section 7.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

Article VIII.
 MISCELLANEOUS PROVISIONS

     Section 8.1. Amendment of Limited Liability Company Agreement.

(a)	Except as otherwise provided in this Section 8.1, this Agreement may be amended, in whole or in part, with: (i) the approval of the Board (including the vote of a majority of the Independent Directors, if required by the 1940 Act) without the Members approval; and (ii) if required by the 1940 Act, the approval of the Members by such vote as is required by the 1940 Act.

(b)	Any amendment that would:

(i)	increase the obligation of a Member to make any contribution to the capital of the Company;

(ii)	reduce the Capital Account of a Member other than in accordance with Article V; or

(iii)	modify the events causing the dissolution of the Company;

may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board) to tender its entire Interest for repurchase by the Company.

(c)	The power of the Board to amend this Agreement at any time without the consent of the other Members as set forth in paragraph (a) of this Section 8.1 shall specifically include the power to:

(i)	restate this Agreement together with any amendments hereto that have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

(ii)	amend this Agreement (other than with respect to the matters set forth in Section 8.1(b) hereof) to effect compliance with any applicable law or regulation or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof; and

(iii)	amend this Agreement to make such changes as may be necessary or advisable to ensure that the Company will not be treated as an association or a publicly traded partnership taxable as a corporation as defined in Section 7704(b) of the Code for U.S. federal income tax purposes.

(d)	The Board shall cause written notice to be given of any amendment to this Agreement to each Member, which notice shall set forth (i) the text of the proposed amendment or (ii) a summary thereof and a statement that the text of the amendment thereof will be furnished to any Member upon request.

     Section 8.2.  Special Power of Attorney.

(a)	Each Member hereby irrevocably makes, constitutes and appoints each Director, acting severally, and any liquidator of the Company’s assets appointed pursuant to Section 6.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish:

(i)	any amendment to this Agreement that complies with the provisions of this Agreement (including the provisions of Section 8.1 hereof);

(ii)	any amendment to the Certificate required because this Agreement is amended, including, without limitation, an amendment to effectuate any change in the membership of the Company; and

(iii)	all such other instruments, documents and certificates that, in the opinion of legal counsel to the Company, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Company as a limited liability company under the Delaware Act.

(b)	Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Company without such Member’s consent. If an amendment to the Certificate or this Agreement or any action by or with respect to the Company is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection that such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner that may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each

Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Company.

(c)	This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of each of the Directors and as such:

(i)	shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Company or Board shall have had notice thereof; and

(ii)	shall survive the delivery of a Transfer by a Member of the whole or any portion of such Member’s Interest, except that where the transferee thereof has been approved by the Board for admission to the Company as a substituted Member or upon the withdrawal of a Member from the Company pursuant to a periodic tender, this power-of-attorney given by the transferor shall survive the delivery of such assignment or withdrawal for the sole purpose of enabling the Board to execute, acknowledge and file any instrument necessary to effect such substitution or withdrawal.

     Section 8.3.  Notices.

     Notices that may or are required to be provided under this Agreement shall be made, if to a Member, by regular mail, or if to the Board or the Manager, by hand delivery, registered or certified mail return receipt requested, commercial courier service, telex or telecopier, and shall be addressed to the respective parties hereto at their addresses as set forth in the books and records of the Company. Notices shall be deemed to have been provided, when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex or telecopier. A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

     Section 8.4.  Agreement Binding Upon Successors and Assigns.

     This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this Agreement and any attempted Transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall be void.

     Section 8.5.  Applicability of 1940 Act and Form N-2.

     The parties hereto acknowledge that this Agreement is not intended to, and does not, set forth the substantive provisions contained in the 1940 Act and the Form N-2 that affect numerous aspects of the conduct of the Company’s business and of the rights, privileges and obligations of the Members. Each provision of this Agreement shall be subject to, and interpreted in a manner consistent with the applicable provisions of, the 1940 Act and the Form N-2.

     Section 8.6. Choice of Law; Arbitration.

(a)	Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act without regard to the conflict of law principles of such State.

(b)	To the extent such action is consistent with the provisions of the 1940 Act and any other applicable law, except as provided in Section 8.11(b) of this Agreement, each Member agrees to submit all controversies arising between or among Members or one or more Members and the Company in connection with the Company or its businesses or concerning any transaction, dispute or the construction, performance or breach of this Agreement or any other agreement relating to the Company, whether entered into prior to, on or subsequent to the date of this Agreement, to arbitration in accordance with the provisions set out in this Section 8.6. EACH MEMBER UNDERSTANDS THAT ARBITRATION IS FINAL AND BINDING ON THE MEMBERS AND THAT THE MEMBERS IN EXECUTING THIS AGREEMENT ARE WAIVING THEIR RIGHTS TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

(c)	Controversies will be finally settled by, and only by, arbitration in accordance with the commercial arbitration rules of the American Arbitration Association (the “AAA”) to the fullest extent permitted by law. The place of arbitration will be New York, New York. Any arbitration under this Section 8.6 will be conducted before a panel of three arbitrators. The Member or Members initiating arbitration under this Section 8.6 will appoint one arbitrator in the demand for arbitration. The Member or Members against whom or which arbitration is sought will jointly appoint one arbitrator within 30 business days after notice from the AAA of the filing of the demand for arbitration. The two arbitrators nominated by the Members will attempt to agree on a third arbitrator within 30 business days of the appointment of the second arbitrator. If the two arbitrators fail to agree on the third arbitrator within the 30-day period, then the AAA will appoint the third arbitrator within 30 business days following the expiration of the 30-day period. Any award rendered by the arbitrators will be final and binding on the Members, and judgment upon the award may be entered in the supreme court of the state of New York and/or the U.S. District Court for the Southern District of New York, or any other court having jurisdiction over the award or having jurisdiction over the Members or their assets. The arbitration agreement contained in this Section 8.6 will not be construed to deprive any court of its jurisdiction to grant provisional relief (including by injunction or order of attachment) in aid of arbitration proceedings or enforcement of an award. In the event of arbitration as provided in this Section 8.6, the arbitrators will be governed by and will apply the substantive (but not procedural) law of Delaware, to the exclusion of the principles of the conflicts of law of Delaware. The arbitration will be conducted in accordance with the procedures set out in the commercial arbitration rules of the AAA. If those rules are silent with respect to a particular matter, the procedure will be as agreed by the Members, or in the absence of agreement among or between the Members, as established by the arbitrators. Notwithstanding any other provision of this Agreement, this Section 8.6(c) will be construed to the maximum extent possible to comply with the laws of the State of Delaware, including the Uniform Arbitration Act (10 Del. C. (S) 5701 et seq.) (the “Delaware Arbitration Act”). If, nevertheless, it is determined by a court of competent jurisdiction that any provision or wording of this Section 8.6(c), including any rules of the AAA, are invalid or unenforceable under the Delaware Arbitration Act or other applicable law, such invalidity will not invalidate all of this Section 8.6(c). In that case, this Section 8.6(c) will be construed so as to limit any term or provision so as to make it valid or enforceable within the requirements of the Delaware Arbitration Act or other applicable law, and, in the event such term or provision cannot be so limited, this Section 8.6(c) will be construed to omit such invalid or unenforceable provision.

     Section 8.7.  Not for Benefit of Creditors.

     The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, Directors, the Manager and the Company. This Agreement is not intended for the benefit of non-member creditors and no rights are granted to non-Member creditors under this Agreement.

     Section 8.8.  Consents.

     Any and all consents, agreements or approvals provided for or permitted by this Agreement (including minutes of any meeting) shall be in writing and a signed copy thereof shall be filed and kept with the books of the Company.

     Section 8.9.  Merger and Consolidation.

(a)	The Company may merge or consolidate with or into one or more limited liability companies formed under the Delaware Act or other business entities pursuant to an agreement of merger or consolidation that has been approved in the manner contemplated by Section 18-209(b) of the Delaware Act or may sell, lease or exchange all or substantially all of the Company property, including its good will, upon such terms and conditions and for such consideration when and as authorized by the Board. The Board alone may approve, and Member approval shall not be required for, any merger or consolidation of the Company or any sale, lease or exchange of Company property, if such action would not have the effect of (i) increasing the obligation of a Member to make any contribution to the capital of the Company, (ii) reducing the Capital Account of a Member other than in accordance with Article V hereof, or (iii) modifying the events causing the dissolution of the Company.

(b)	Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved in accordance with Section 18-209(b) of the Delaware Act may, to the extent permitted by Section 18-209(f) of the Delaware Act, (i) effect any amendment to this Agreement, (ii) effect the adoption of a new limited liability company agreement for the Company if it is the surviving or resulting limited liability company in the merger or consolidation, or (iii) provide that the limited liability company agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company agreement of the surviving or resulting limited liability company.

     Section 8.10.  Pronouns.

     All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

     Section 8.11.  Confidentiality.

(a)	A Member may obtain from the Company such information regarding the affairs of the Company as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) established by the Board.

(b)	Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other person the name and/or address (whether business, residence or mailing) of any Member (collectively, “Confidential Information”) without the prior written consent of the Board, which consent may be withheld in its sole discretion.

(c)	Each Member recognizes that in the event that this Section 8.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees or agents or any of its affiliates, including any of such affiliates’ principals, partners, members, directors, officers, employees or agents, irreparable injury may result to the non-breaching Members and the Company. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Company may be entitled, such Members shall also have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys’ fees and other litigation expenses incurred in connection therewith. In the event that any non-breaching Member or the Company determines that any of the other Members or any of its principals, partners, members, directors, officers, employees or agents or any of its affiliates, including any of such affiliates’ principals, partners, members, directors, officers, employees or agents should be enjoined from or required to take any action to prevent the disclosure of

Confidential Information, each of the other non-breaching Members agrees to pursue in a court of appropriate jurisdiction such injunctive relief.

     Section 8.12. Severability.

     If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

     Section 8.13. Filing of Returns.

     The Board or its designated agent shall prepare and file, or cause the accountants of the Company to prepare and file, a U.S. federal information tax return in compliance with Section 6031 of the Code and any required state and local income tax and information returns for each Taxable Year of the Company.

     Section 8.14. Tax Matters Partner.

(a)	The Manager shall be designated on the Company’s annual federal income tax return, and have full powers and responsibilities, as the Tax Matters Partner of the Company for purposes of Section 6231(a)(7) of the Code. In the event the Manager cannot act as Tax Matters Partner, another Member shall be so designated. Should any Member other than the Manager be designated as the Tax Matters Partner for the Company pursuant to Section 6231(a)(7) of the Code, it shall, and each Member hereby does, to the fullest extent permitted by law, delegate to the Manager all of its rights, powers and authority to act as such Tax Matters Partner and hereby constitutes and appoints the Manager as its true and lawful attorney-in-fact, with power to act in its name and on its behalf, including the power to act through such agents or attorneys as it shall elect or appoint, to receive notices, to make, execute and deliver, swear to, acknowledge and file any and all reports, responses and notices, and to do any and all things required or advisable, in the Manager’s judgment, to be done by such a Tax Matters Partner. Any Member designated as the Tax Matters Partner for the Company under Section 6231(a)(7) of the Code shall be indemnified and held harmless by the Company from any and all liabilities and obligations that arise from or by reason of such designation.

(b)	Each person (for purposes of this Section 8.14(b), called a “Pass-Thru Partner”) that holds or controls an interest as a Member on behalf of, or for the benefit of, another person or persons, or which Pass-Thru Partner is beneficially owned (directly or indirectly) by another person or persons, shall, within 30 days following receipt from the Tax Matters Partner of any notice, demand, request for information or similar document, convey such notice or other document in writing to all holders of beneficial interests in the Company holding such interests through such Pass-Thru Partner. In the event the Company shall be the subject of an income tax audit by any federal, state or local authority, to the extent the Company is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Matters Partner shall be authorized to act for, and its decision shall be final and binding upon, the Company and each Member thereof. All expenses incurred by the Company or the Tax Matters Partner in connection with any such audit, investigation, settlement or review shall be borne by the Company.

     Section 8.15. Section 754 Election; Mandatory Basis Adjustments.

(a)	In the event of a distribution of Company property to a Member or an assignment or other Transfer (including by reason of death) of all or part of the Interest of a Member in the Company, at the request of a Member, the Manager, in its discretion, may cause the Company to elect, pursuant to Section 754 of the Code, or the corresponding provision of subsequent law, to adjust the basis of the Company property as provided by Sections 734 and 743 of the Code.

(b)	In connection with a repurchase of a Member’s Interest or a distribution to a Member, such Member shall, at the request of the Manager, provide the Company with any information necessary to enable the Manager to determine the adjusted U.S. federal income tax basis of such Member’s Interest immediately prior to such repurchase or distribution.

(c)	In connection with any Transfer of an Interest, the transferee shall provide the Company, within 30 days after such Transfer (or in the case of a transferee that acquires an Interest in the Company on the death of a Member, within one year of such death), with the written notice described in Section 3 of Notice 2005-32, 2005-16 I.R.B. 895 (or any successor regulation or administrative pronouncement).

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

MANAGER:

MERCANTILE CAPITAL ADVISORS, INC.

By:

Name:
Title:

MEMBERS:

Each person who shall sign the Company’s investor application or certification and who shall be accepted by the Board to the Company as a Member.

Original dated as of December 30, 2002
Amended and Restated as of •, 2006

INVESTMENT MANAGEMENT AGREEMENT

     AGREEMENT made as of this ___ day of ______, 2006, by and between Mercantile Long-Short Manager Fund LLC, a Delaware limited liability company (the “Company”), and Mercantile Capital Advisors, Inc., a Maryland corporation (the “Manager”).

     1. Duties and Compensation of the Manager.

     For the services to be rendered by the Manager to Mercantile Long-Short Manager Master Fund LLC (the “Master Fund”) as provided in the Investment Management Agreement between the Master Fund and the Manager (the “Master Fund Investment Management Agreement”), the Company, which invests substantially all of its investable assets into the Master Fund and therefore directly benefits from the Manager’s services, shall pay to the Manager an amount equal to 10% of the net profits of each member of the Company (each, a “Member” and collectively, the “Members”) in excess of the Loss Carryforward Amount applicable to such Member’s Capital Account (as defined in the Company’s Limited Liability Company Agreement, the “Incentive Fee”). The Incentive Fee shall be due and payable by the Company at the end of each fiscal year.

     2. Other Services.

     It is understood by both parties that the Manager will also be retained to serve in capacities for the Company and the Master Fund, other than in its capacity as investment manager to the Master Fund, through separate contracts, and shall be compensated for such additional services in accordance with the terms set forth thereunder. Such other responsibilities may include, but are not limited to, serving as Administrator pursuant to an Administrative Services Agreement.

     3. Reports.

     The parties agree to furnish to each other current prospectuses, proxy statements, reports to partners, certified copies of their financial statements, and such other information with regard to their affairs as each may reasonably request in connection with this Agreement.

     The Manager shall submit and present to the Board of Directors of the Company (the “Board”) reports of the assets of the Company and the Master Fund, the value of such assets, and the performance of the investment funds in which the Master Fund invests its assets, on a quarterly basis. All investment information supplied by the Manager to the Board is confidential and is to be used by the Company for internal purposes only. Upon termination of this Agreement, the Manager shall promptly, upon demand, return to the Company all records (or copies of such records) that the Company reasonably believes are necessary in order to discharge the Manager’s responsibilities to the Company.

     4. Liability of Manager.

     In the absence of willful misfeasance, bad faith or gross negligence on the part of the Manager, in performance of its obligations and duties hereunder and under the Master Fund Investment Management Agreement, the Manager shall not be subject to any liability whatsoever to the Company, or to any Member for any error of judgment, mistake of law or any other act or omission in the course of, or connected with, rendering services hereunder and under the Master Fund Investment Management Agreement including, without limitation, for any losses that may be sustained in connection with the purchase, holding, redemption or sale of any security on behalf of the Master Fund.

     5. Indemnification.

     (a) To the fullest extent permitted by law, the Company shall, subject to Section 5(c), indemnify the Manager (including for this purpose each officer, director, partner, principal, employee or agent of, or any person who controls, is controlled by or is under common control with, the Manager, and their respective executors, heirs, assigns, successors or other legal representatives) (each such person being referred to as an “indemnitee”) against all losses, claims, damages, liabilities, costs and expenses arising by reason of being or having been Manager to the Master Fund, or the past or present performance of services to the Company or the Master Fund in accordance herewith and with the Master Fund Investment Management Agreement by the indemnitee, except to the extent that the loss, claim, damage, liability, cost or expense was caused by reason of willful misfeasance, bad faith or gross negligence of the duties involved in the conduct of the indemnitee’s office. These losses, claims, damages, liabilities, costs and expenses include, but are not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and counsel fees and expenses, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which the indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter. The rights of indemnification provided under this Section 5 are not to be construed so as to provide for indemnification of an indemnitee for any liability (including liability under U.S. federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent that indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 5.

     (b) Expenses, including counsel fees and expenses, incurred by any indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties) may be paid from time to time by the Company in advance of the final disposition of any action, suit, investigation or other proceeding upon receipt of an undertaking by or on behalf of the indemnitee to repay to the Company amounts paid if a determination is made that indemnification of the expenses is not authorized under Section 5(a) of this Agreement, so long as (i) the indemnitee provides security for the undertaking, (ii) the Company is insured by or on behalf of the indemnitee against losses arising by reason of the indemnitee’s failure to fulfill his, her or its undertaking, or (iii) a majority of the directors (each, a “Director,” and collectively, the “Directors”) of the Company who are not “interested persons” (as that term is defined in the

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Investment Company Act of 1940, as amended (the “1940 Act”)) of the Company (“Independent Directors”) (excluding any Director who is or has been a party to any other action, suit, investigation or other proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses under this Agreement or the Master Fund Investment Management Agreement) or independent legal counsel in a written opinion determines based on a review of readily available facts (as opposed to a full trial-type inquiry) that reason exists to believe that the indemnitee ultimately shall be entitled to indemnification.

     (c) As to the disposition of any action, suit, investigation or other proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding has been brought, that an indemnitee is liable to the Company or its Members by reason of willful misfeasance, bad faith or gross negligence of the indemnitee’s office, indemnification shall be provided in accordance with Section 5(a) of this Agreement if (i) approved as in the best interests of the Company by a majority of the Independent Directors (excluding any Director who is or has been a party to any other action, suit, investigation or other proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification under this Agreement or the Master Fund Investment Management Agreement) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that the indemnitee acted in good faith and in the reasonable belief that the actions were in the best interests of the Company and that the indemnitee is not liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the indemnitee’s office, or (ii) the Directors secure a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that indemnification would not protect the indemnitee against any liability to the Company or its Members to which the indemnitee would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence.

     (d) Any indemnification or advancement of expenses made in accordance with this Section 5 shall not prevent the recovery from any indemnitee of any amount if the indemnitee subsequently is determined in a final judicial decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to the indemnification or advancement of expenses to be liable to the Company or its Members by reason of willful misfeasance, bad faith or gross negligence. In any suit brought by an indemnitee to enforce a right to indemnification under this Section 5 it shall be a defense that, and in any suit in the name of the Company to recover any indemnification or advancement of expenses made in accordance with this Section 5 the Company shall be entitled to recover the expenses upon a final adjudication from which no further right of appeal may be taken that, the indemnitee has not met the applicable standard of conduct described in this Section 5. In any suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made in accordance with this Section 5, the burden of proving that the indemnitee is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 5 shall be on the Company (or on any Member acting derivatively or otherwise on behalf of the Company or its Members).

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     (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 5 or to which he, she or it may otherwise be entitled except out of the assets of the Company, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

     (f) The rights of indemnification provided in this Section 5 shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 5 shall affect the power of the Company to purchase and maintain liability insurance on behalf of the Manager or any indemnitee.

     6. Duration and Termination.

     This Agreement will become effective as of the date first written above and will continue thereafter so long as such continuance is specifically approved at least annually (a) by the vote of a majority of the Directors who are not parties to this Agreement or Interested Persons (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the Board or by vote of a majority of the outstanding voting securities of the Company; provided however, that if the Members of the Company fail to approve the Agreement as provided herein, the Manager may continue to serve in its capacity in the manner and to the extent permitted by the 1940 Act and the rules thereunder. This Agreement may be terminated at any time, without the payment of any penalty, by the Board or by vote of a majority of the outstanding voting securities of the Company on 60 days’ written notice to the Manager. This Agreement may be terminated by the Manager at any time, without the payment of any penalty, upon 90 days’ written notice to the Company. This Agreement will automatically and immediately terminate in the event of its assignment by the Manager, provided that an assignment to a successor to all or substantially all of the Manager’s business or to a wholly-owned subsidiary of such successor which does not result in a change of actual control of the Manager’s business shall not be deemed to be an assignment for the purposes of this Agreement.

     7. Definitions.

     As used in this Agreement, the terms “assignment,” “interested persons,” and a “vote of a majority of the outstanding voting securities” shall have the respective meanings set forth in Section 2(a)(4), Section 2(a)(19) and Section 2(a)(42) of the 1940 Act.

     8. Amendment of Agreement.

     This Agreement may be amended by mutual consent, but the consent of the Manager must be approved (a) by vote of a majority of those members of the Board who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such amendment, and (b) by vote of a majority of the outstanding voting securities of the Company.

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     9. Severability.

     If any provisions of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

     10. Applicable Law.

     This Agreement shall be construed in accordance with the laws of the State of Delaware, provided, however, that nothing herein shall be construed in a manner inconsistent with the 1940 Act.

     11. Notices.

     Any notice under this Agreement shall be given in writing and deemed to have been duly given when delivered by hand or facsimile or five days after mailed by certified mail, post-paid, by return receipt requested to the other party at the principal office of such party.

     12. Counterparts.

     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original.

     13. Form ADV; Company Changes.

     The Company acknowledges receiving Part II of the Manager’s Form ADV.

     14. Company Obligations.

     The parties to this Agreement agree that the obligations of the Company under this Agreement shall not be binding upon any of the Directors, Members or any officers, employees or agents, whether past, present or future, of the Company, individually, but are binding only upon the assets and property of the Company.

[Signature page to follow]

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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first written above.

MERCANTILE CAPITAL ADVISORS, INC.

___________________________________________
By:
Title:

MERCANTILE LONG-SHORT MANAGER FUND LLC

___________________________________________
By:
Title:

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INVESTMENT MANAGEMENT AGREEMENT

     AGREEMENT made as of this ____ day of __________, 2006, by and between Mercantile Long-Short Manager Master Fund LLC, a Delaware limited liability company (the “Company”), and Mercantile Capital Advisors, Inc., a Maryland corporation (the “Manager”).

     1. Duties of Manager.

     (a) The Company hereby appoints the Manager to act as investment manager to the Company, for the period and on the terms set forth in this Agreement, pursuant to the policies set forth in the Company’s registration statement, including the information therein incorporated by reference, filed with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “1940 Act”), (File No. 811-21818) (the “Registration Statement”), and in the Company’s Limited Liability Company Agreement (the “LLC Agreement”), as the LLC Agreement may be amended from time to time with notice to the Manager. The Manager specifically acknowledges its obligations as set forth in the Registration Statement and the LLC Agreement, provided that the Manager shall not be obligated to follow any amendment to the policies to the Company or the LLC Agreement that increases its obligations, responsibilities or liabilities thereunder until it has received actual notice of such amendment and has agreed thereto in writing. The Company employs the Manager to formulate a continuing investment program in accordance with the investment objective and strategies set forth in the Registration Statement and to manage the investment and reinvestment of the assets of the Company, to continuously review, supervise and administer the investment program of the Company, to determine in its discretion the securities to be purchased or sold and the portion of the Company’s assets to be held uninvested, to provide the Company with records concerning the Manager’s activities which the Company is required to maintain and, upon request, to render regular reports to the Company’s officers and Board of Directors (the “Board”) concerning the Manager’s discharge of the foregoing responsibilities. Without limiting the generality of the foregoing, the Manager is specifically authorized to invest the Company’s assets (which may constitute, in the aggregate, all of the Company’s assets) in unregistered investment funds or other investment vehicles and registered investment companies (“Investment Funds”) that are managed by investment managers (“Investment Managers”). The Manager shall discharge the foregoing responsibilities subject to the control of the officers and the Board, and in compliance with the objectives, policies and limitations set forth in the Registration Statement, as the same may be amended or supplemented from time to time with notice to the Manager, and applicable laws and regulations.

     (b) Without limiting the foregoing, the Manager acknowledges its responsibility and agrees to conduct proper due diligence on the Investment Funds and Investment Managers as is required by its fiduciary role, including, without limitation, reviewing the valuation procedures of each Investment Fund and making a determination that such Investment Fund complies with the valuation procedures adopted by the Company.

     (c) The Manager accepts such employment and agrees to render the services and to provide, at its own expense, the office space, furnishings and equipment and the personnel required by it to perform the services on the terms and for the compensation provided herein.

     (d) The Manager is fully authorized to delegate any and all obligations under this Agreement to qualified third parties, provided (i) the Manager takes responsibility for the selection of such delegatee (subject to the approval of the Board and further in accordance with the requirements of the 1940 Act); (ii) the Manager reviews the activities of such delegatee to ensure compliance with the investment objective and strategies of the Company, as set forth in the Registration Statement; and (iii) the Manager updates the Board with respect to the performance and activities of the delegatee, and makes recommendations whether or not to terminate such delegatee to the Board.

     2. Portfolio Transactions.

     (a) To the extent applicable, the Manager is authorized to select the brokers or dealers that will execute the purchases and sales of securities for the Company and is directed to use its best efforts to obtain the best available price and most favorable execution, except as prescribed herein.

     (b) The Manager will promptly communicate to the officers and the Board such information relating to portfolio transactions as they may reasonably request.

     3. Compensation of the Manager.

     (a) For the services to be rendered by the Manager as provided in Section 1 of this Agreement, the Company shall pay the Manager, pursuant to the LLC Agreement, at the end of each quarter a management fee (the “Management Fee”). The Management Fee received by the Manager from the Company is equal to 0.3125% (approximately 1.25% on an annualized basis) of the Company’s net assets. The Management Fee will be computed based on the capital account of each member of the Company as of the end of business on the last business day of each quarter in the manner set out in the LLC Agreement.

     (b) The Management Fee provided above shall be computed on the basis of the period ending on the last business day prior to the termination or redemption date subject to a pro rata adjustment based on the number of days elapsed in the current fiscal quarter as a percentage of the total number of days in such quarter.

     4. Other Services.

     It is understood by both parties that the Manager will also be retained to serve in other capacities for the Company, through separate contracts, and shall be compensated for such additional services in accordance with the terms set forth thereunder. Such other responsibilities may include, but are not limited to, serving in a management role pursuant to the LLC Agreement and serving as Administrator pursuant to the Administrative Services Agreement.

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     5. Reports.

     The parties agree to furnish to each other current prospectuses, proxy statements, reports to partners, certified copies of their financial statements, and such other information with regard to their affairs as each may reasonably request in connection with this Agreement.

     The Manager shall submit and present to the Board reports of the assets of the Company, the value of such assets, and the performance of the Investment Funds on a quarterly basis. All investment information supplied by the Manager to the Board is confidential and is to be used by the Company for internal purposes only. Upon termination of this Agreement, the Manager shall promptly, upon demand, return to the Company all records (or copies of such records) that the Company reasonably believes are necessary in order to discharge the Manager’s responsibilities to the Company.

     6. Status of Manager.

     The services of the Manager to the Company are not to be deemed exclusive, and the Manager shall be free to render similar services to others.

     7. Liability of Manager.

     In the absence of willful misfeasance, bad faith or gross negligence on the part of the Manager, in performance of its obligations and duties hereunder, the Manager shall not be subject to any liability whatsoever to the Company, or to any member of the Company (each, a “Member,” and collectively, the “Members”) for any error of judgment, mistake of law or any other act or omission in the course of, or connected with, rendering services hereunder including, without limitation, for any losses that may be sustained in connection with the purchase, holding, redemption or sale of any security on behalf of the Company.

     8. Indemnification.

     (a) To the fullest extent permitted by law, the Company shall, subject to Section 8(c), indemnify the Manager (including for this purpose each officer, director, partner, principal, employee or agent of, or any person who controls, is controlled by or is under common control with, the Manager, and their respective executors, heirs, assigns, successors or other legal representatives) (each such person being referred to as an “indemnitee”) against all losses, claims, damages, liabilities, costs and expenses arising by reason of being or having been Manager to the Company, or the past or present performance of services to the Company in accordance with this Agreement by the indemnitee, except to the extent that the loss, claim, damage, liability, cost or expense was caused by reason of willful misfeasance, bad faith or gross negligence of the duties involved in the conduct of the indemnitee’s office. These losses, claims, damages, liabilities, costs and expenses include, but are not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and counsel fees and expenses, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which the indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter. The rights of indemnification provided under this Section 8 are not to be construed so as to

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provide for indemnification of an indemnitee for any liability (including liability under U.S. federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent that indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 8.

     (b) Expenses, including counsel fees and expenses, incurred by any indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties) may be paid from time to time by the Company in advance of the final disposition of any action, suit, investigation or other proceeding upon receipt of an undertaking by or on behalf of the indemnitee to repay to the Company amounts paid if a determination is made that indemnification of the expenses is not authorized under Section 8(a) of this Agreement, so long as (i) the indemnitee provides security for the undertaking, (ii) the Company is insured by or on behalf of the indemnitee against losses arising by reason of the indemnitee’s failure to fulfill his, her or its undertaking, or (iii) a majority of the directors (each, a “Director,” and collectively, the “Directors”) of the Company who are not “interested persons” (as that term is defined in the 1940 Act) of the Company (“Independent Directors”) (excluding any Director who is or has been a party to any other action, suit, investigation or other proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses under this Agreement) or independent legal counsel in a written opinion determines based on a review of readily available facts (as opposed to a full trial-type inquiry) that reason exists to believe that the indemnitee ultimately shall be entitled to indemnification.

     (c) As to the disposition of any action, suit, investigation or other proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding has been brought, that an indemnitee is liable to the Company or its Members by reason of willful misfeasance, bad faith or gross negligence of the indemnitee’s office, indemnification shall be provided in accordance with Section 8(a) of this Agreement if (i) approved as in the best interests of the Company by a majority of the Independent Directors (excluding any Director who is or has been a party to any other action, suit, investigation or other proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification under this Agreement) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that the indemnitee acted in good faith and in the reasonable belief that the actions were in the best interests of the Company and that the indemnitee is not liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the indemnitee’s office, or (ii) the Directors secure a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that indemnification would not protect the indemnitee against any liability to the Company or its Members to which the indemnitee would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence.

     (d) Any indemnification or advancement of expenses made in accordance with this Section 8 shall not prevent the recovery from any indemnitee of any amount if the indemnitee subsequently is determined in a final judicial decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to the

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indemnification or advancement of expenses to be liable to the Company or its Members by reason of willful misfeasance, bad faith or gross negligence. In any suit brought by an indemnitee to enforce a right to indemnification under this Section 8 it shall be a defense that, and in any suit in the name of the Company to recover any indemnification or advancement of expenses made in accordance with this Section 8 the Company shall be entitled to recover the expenses upon a final adjudication from which no further right of appeal may be taken that, the indemnitee has not met the applicable standard of conduct described in this Section 8. In any suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made in accordance with this Section 8, the burden of proving that the indemnitee is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 8 shall be on the Company (or on any Member acting derivatively or otherwise on behalf of the Company or its Members).

     (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 8 or to which he, she or it may otherwise be entitled except out of the assets of the Company, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

     (f) The rights of indemnification provided in this Section 8 shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 8 shall affect the power of the Company to purchase and maintain liability insurance on behalf of the Manager or any indemnitee.

     9. Duration and Termination.

     This Agreement will become effective as of the date first written above and will continue thereafter so long as such continuance is specifically approved at least annually (a) by the vote of a majority of the Directors who are not parties to this Agreement or Interested Persons (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the Board or by vote of a majority of the outstanding voting securities of the Company; provided however, that if the Members of the Company fail to approve the Agreement as provided herein, the Manager may continue to serve in such capacity in the manner and to the extent permitted by the 1940 Act and the rules thereunder. This Agreement may be terminated at any time, without the payment of any penalty, by the Board or by vote of a majority of the outstanding voting securities of the Company on 60 days’ written notice to the Manager. This Agreement may be terminated by the Manager at any time, without the payment of any penalty, upon 90 days’ written notice to the Company. This Agreement will automatically and immediately terminate in the event of its assignment by the Manager, provided that an assignment to a successor to all or substantially all of the Manager’s business or to a wholly-owned subsidiary of such successor which does not result in a change of actual control of the Manager’s business shall not be deemed to be an assignment for the purposes of this Agreement.

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     10. Definitions.

     As used in this Agreement, the terms “assignment,” “interested persons,” and a “vote of a majority of the outstanding voting securities” shall have the respective meanings set forth in Section 2(a)(4), Section 2(a)(19) and Section 2(a)(42) of the 1940 Act.

     11. Amendment of Agreement.

     This Agreement may be amended by mutual consent, but the consent of the Manager must be approved (a) by vote of a majority of those members of the Board who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such amendment, and (b) by vote of a majority of the outstanding voting securities of the Company.

     12. Severability.

     If any provisions of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

     13. Applicable Law.

     This Agreement shall be construed in accordance with the laws of the State of Delaware, provided, however, that nothing herein shall be construed in a manner inconsistent with the 1940 Act.

     14. Notices.

     Any notice under this Agreement shall be given in writing and deemed to have been duly given when delivered by hand or facsimile or five days after mailed by certified mail, post-paid, by return receipt requested to the other party at the principal office of such party.

     15. Counterparts.

     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original.

     16. Form ADV; Company Changes.

     The Company acknowledges receiving Part II of the Manager’s Form ADV.

     17. Company Obligations.

     The parties to this Agreement agree that the obligations of the Company under this Agreement shall not be binding upon any of the Directors, Members or any officers, employees or agents, whether past, present or future, of the Company, individually, but are binding only upon the assets and property of the Company.

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[Signature page to follow]

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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first written above.

MERCANTILE CAPITAL ADVISORS, INC.

___________________________________________
By:
Title:

MERCANTILE LONG-SHORT MANAGER MASTER FUND LLC

___________________________________________
By:
Title:

8

INVESTMENT ADVISORY AGREEMENT

     AGREEMENT made as of this ____ day of __________, 2006 by and among Mercantile Capital Advisors, Inc., a Maryland corporation, in its role as Manager (the “Manager”) of the Mercantile Long-Short Manager Master Fund LLC, a Delaware limited liability company (the “Company”), and Advantage Advisers Management LLC, a Delaware limited liability company (the “Adviser”), and the Company.

     WHEREAS, the Company was established as a master fund in a master-feeder structure, in which Mercantile Long-Short Manager Fund LLC, a Delaware limited liability company (“MLSMF”), agreed to transfer its assets consisting of interests in Investment Funds (as defined below) to the Company;

     WHEREAS, prior to the establishment of the master-feeder structure, the Adviser served as an investment adviser to MLSMF pursuant to an investment advisory agreement between the Manager, the Adviser and MLSMF dated June 5, 2003, with terms and conditions identical to those of this Agreement (the “Former Investment Advisory Agreement”);

     WHEREAS, as a result of the establishment of the master-feeder structure, the Adviser’s investment advisory function is transferred from MLSMF to the Company, resulting in the termination of the Former Investment Advisory Agreement and the execution of this Agreement; and

     WHEREAS, this Agreement represents the continuation of the terms and conditions of the Former Investment Advisory Agreement and supercedes the Former Investment Advisory Agreement.

     NOW, THEREFORE, the parties agree as follows:

     1. Duties of Adviser.

     (a) The Manager hereby appoints the Adviser to act as investment adviser to the Company, for the period and on the terms set forth in this Agreement, pursuant to the policies set forth in the Company’s registration statement, including the information therein incorporated by reference, filed with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “1940 Act”), (File No. 811-21818) (the “Registration Statement”), and the Investment Management Agreement between the Company and the Manager (the “Management Agreement”), as the Management Agreement may be amended from time to time with notice to the Adviser. The Adviser specifically acknowledges its obligations to follow the policies as set forth in the Company’s Registration Statement and the Management Agreement, provided that the Adviser shall not be obligated to follow any amendment to the policies to the Company or the Management Agreement that increases its obligations, responsibilities or liabilities thereunder until it has received actual notice of such amendment and has agreed thereto in writing. The Manager employs the Adviser to formulate a continuing investment program in accordance with the investment objective and strategies set forth in the Company’s Registration Statement and to manage the investment and reinvestment of the assets of the Company, to continuously review, supervise and administer the investment program of the Company, to determine in its discretion the securities to be purchased or sold and the portion of the Company’s assets to be held uninvested, to provide the Manager and the Company with records concerning the Adviser’s activities which the Company is required to maintain and upon request, to render regular reports to the Company’s officers and Board of Directors (the “Board”) concerning the Adviser’s discharge of the foregoing responsibilities. Without limiting the generality of the foregoing, the Adviser is specifically authorized to invest the Company’s assets (which may constitute, in the aggregate, all of the Company’s assets) in unregistered investment funds or other investment vehicles and registered investment companies (“Investment Funds”) which are managed by investment managers (“Investment Managers”). The Adviser shall discharge the foregoing responsibilities subject to the control of the officers and the Board, and in compliance with the objectives, policies and limitations set forth in the Company’s Registration Statement, as the same may be amended or supplemented from time to time with notice to the Adviser, and applicable laws and regulations.

     (b) Without limiting the foregoing, the Adviser acknowledges its responsibility and agrees to conduct proper due diligence on the Investment Funds and Investment Managers as is required by its fiduciary role, including, without limitation, reviewing the valuation procedures of each Investment Fund and making a determination that such Investment Fund complies with the valuation procedures adopted by the Company.

     (c) The Adviser accepts such employment and agrees to render the services and to provide, at its own expense, the office space, furnishings and equipment and the personnel required by it to perform the services on the terms and for the compensation provided herein.

     2. Portfolio Transactions.

     (a) To the extent applicable, the Adviser is authorized to select the brokers or dealers that will execute the purchases and sales of securities for the Company and is directed to use its best efforts to obtain the best available price and most favorable execution, except as prescribed herein.

     (b) The Adviser will promptly communicate to the officers and the Board such information relating to portfolio transactions as they may reasonably request.

     3. Compensation of the Adviser.

     (a) For the services to be rendered by the Adviser as provided in Section 1 of this Agreement, the Manager shall pay to the Adviser a portion of the management fee (the “Management Fee”) received by the Manager from the Company, pursuant to the Company’s Limited Liability Company Agreement (the “LLC Agreement”), at the end of each quarter. The Management Fee received by the Manager from the Company is equal to 0.3125% (approximately 1.25% on an annualized basis) of the Company’s net assets. The Adviser’s portion of the Management Fee shall be equal to 50% of the Management Fee paid to the Manager and shall be payable within 15 days of receipt by the Manager of such fee from the Company. The Management Fee will be computed based on the capital account of each member of the Company as of the end of business on the last business day of each quarter in the manner set out in the LLC Agreement.

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     (b) The Manager shall also pay to the Adviser an amount equal to 50% of any Incentive Fee (as described in the Company’s Registration Statement and the investment management agreement between MLSMF and the Manager (the “MLSMF Management Agreement”) and the investment management agreement between Mercantile Long-Short Manager Fund for Tax-Exempt/Deferred Investors (TEDI) LLC, a Delaware limited liability company (“MLSMF TEDI”), and the Manager (the “MLSMF TEDI Management Agreement”)) paid to the Manager at the end of each fiscal year. The Incentive Fee shall be due and payable by the Manager within 15 days after it has been received by the Manager from MLSMF and MLSMF TEDI at the end of each fiscal year.

     4. Other Services.

     The Adviser will provide to the Company, or will arrange at its expense to be provided to the Company, such management and administrative services as may be agreed upon from time to time by the Adviser and the Manager. These services initially will include, among other things, providing to the Company office facilities, equipment, personnel and other services.

     5. Reports.

     The parties agree to furnish to each other current prospectuses, proxy statements, reports to partners, certified copies of their financial statements, and such other information with regard to their affairs as each may reasonably request in connection with this Agreement.

     The Adviser shall submit and present to the Board reports of the assets of the Company, the value of such assets, and the performance of the Investment Funds on a quarterly basis. All investment information supplied by the Adviser to the Manager and the Board is confidential and is to be used by the Company for internal purposes only. Upon termination of this Agreement, the Adviser shall promptly, upon demand, return to the Manager all records (or copies of such records) that the Manager reasonably believes are necessary in order to discharge the Manager’s responsibilities to the Company.

     6. Basic Business Records.

     The Adviser shall comply with the record-keeping requirements of a registered investment adviser of a registered investment company outlined in the 1940 Act and in the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and as otherwise set forth in Exhibit A.

     7. Status of Adviser.

     The services of the Adviser to the Company are not to be deemed exclusive, and the Adviser shall be free to render similar services to others.

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     8. Liability of Adviser.

     In the absence of willful misfeasance, bad faith or gross negligence on the part of the Adviser in performance of its obligations and duties hereunder, the Adviser shall not be subject to any liability whatsoever to the Company, or to any member of the Company (each, a “Member,” and collectively, the “Members”), for any error of judgment, mistake of law or any other act or omission in the course of, or connected with, rendering services hereunder including, without limitation, for any losses that may be sustained in connection with the purchase, holding, redemption or sale of any security on behalf of the Company. The Adviser does not represent that any level of performance will be achieved.

     9. Indemnification.

     (a) To the fullest extent permitted by law, the Company shall, subject to Section 9(c) of this Agreement, indemnify the Adviser (including for this purpose each officer, director, partner, principal, employee or agent of, or any person who controls, is controlled by or is under common control with, the Adviser, and their respective executors, heirs, assigns, successors or other legal representatives) (each such person being referred to as an “indemnitee”) against all losses, claims, damages, liabilities, costs and expenses arising by reason of being or having been Adviser to the Company, or the past or present performance of services to the Company in accordance with this Agreement by the indemnitee, except to the extent that the loss, claim, damage, liability, cost or expense was caused by reason of willful misfeasance, bad faith or gross negligence of the duties involved in the conduct of the indemnitee’s office. These losses, claims, damages, liabilities, costs and expenses include, but are not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and counsel fees and expenses, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which the indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter. The rights of indemnification provided under this Section are not to be construed so as to provide for indemnification of an indemnitee for any liability (including liability under U.S. federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent that indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section.

     (b) Expenses, including counsel fees and expenses, incurred by any indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties) may be paid from time to time by the Company in advance of the final disposition of any action, suit, investigation or other proceeding upon receipt of an undertaking by or on behalf of the indemnitee to repay to the Company amounts paid if a determination is made that indemnification of the expenses is not authorized under Section 9(a) of this Agreement, so long as (i) the indemnitee provides security for the undertaking, (ii) the Company is insured by or on behalf of the indemnitee against losses arising by reason of the indemnitee's failure to fulfill his, her or its undertaking, or (iii) a majority of the directors (each, a “Director,” and collectively, the “Directors”) of the Company who are not “interested persons” (as that term is defined in the 1940 Act) of the Company (“Independent Directors”) (excluding any Director who is or has been a party to any other action, suit, investigation or other proceeding involving claims similar to

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     those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses under this Agreement) or independent legal counsel in a written opinion determines based on a review of readily available facts (as opposed to a full trial-type inquiry) that reason exists to believe that the indemnitee ultimately shall be entitled to indemnification.

     (c) As to the disposition of any action, suit, investigation or other proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding has been brought, that an indemnitee is liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the indemnitee’s office, indemnification shall be provided in accordance with Section 9(a) of this Agreement if (i) approved as in the best interests of the Company by a majority of the Independent Directors (excluding any Director who is or has been a party to any other action, suit, investigation or other proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification under this Agreement) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that the indemnitee acted in good faith and in the reasonable belief that the actions were in the best interests of the Company and that the indemnitee is not liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the indemnitee’s office, or (ii) the Directors secure a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that indemnification would not protect the indemnitee against any liability to the Company or its Members to which the indemnitee would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence.

     (d) Any indemnification or advancement of expenses made in accordance with this Section shall not prevent the recovery from any indemnitee of any amount if the indemnitee subsequently is determined in a final judicial decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to the indemnification or advancement of expenses to be liable to the Company or its Members by reason of willful misfeasance, bad faith or gross negligence. In any suit brought by an indemnitee to enforce a right to indemnification under this Section it shall be a defense that, and in any suit in the name of the Company to recover any indemnification or advancement of expenses made in accordance with this Section the Company shall be entitled to recover the expenses upon a final adjudication from which no further right of appeal may be taken that, the indemnitee has not met the applicable standard of conduct described in this Section. In any suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made in accordance with this Section, the burden of proving that the indemnitee is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section shall be on the Company (or on any Member acting derivatively or otherwise on behalf of the Company or its Members).

     (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section or to which he, she or it may otherwise be entitled except out of

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the assets of the Company, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

     (f) The rights of indemnification provided in this Section shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section shall affect the power of the Company to purchase and maintain liability insurance on behalf of the Adviser or any indemnitee.

     10. Duration and Termination.

     This Agreement will become effective as of the date first written above and will continue annually thereafter so long as such continuance is specifically approved at least annually (a) by the vote of a majority of the Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the Board or by vote of a majority of the outstanding voting securities of the Company. If the Board officially considers terminating this Agreement at any Board meeting, the Company agrees to provide the Adviser with written notice that such matter has been officially considered by the Board. This Agreement may be terminated by the Manager at any time, without the payment of any penalty, by the Manager’s recommendation to, and by a vote of a majority of the entire Board or by vote of a majority of the outstanding voting securities of the Company on 60 days’ written notice to the Adviser. This Agreement may be terminated by the Adviser at any time, without the payment of any penalty, upon 60 days’ written notice to the Manager. This Agreement will automatically and immediately terminate in the event of its assignment by the Adviser, provided that an assignment to a successor to all or substantially all of the Adviser’s business or to a wholly-owned subsidiary of such successor that does not result in a change of actual control of the Adviser’s business shall not be deemed to be an assignment for the purposes of this Agreement.

     11. Definitions.

     As used in this Agreement, the terms “assignment,” “interested persons,” and a “vote of a majority of the outstanding voting securities” shall have the respective meanings set forth in Section 2(a)(4), Section 2(a)(19) and Section 2(a)(42) of the 1940 Act.

     12. Amendment of Agreement.

     This Agreement may be amended by mutual consent, but the consent of the Manager must be approved (a) by vote of a majority of those members of the Board of the Company who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such amendment, and (b) by vote of a majority of the outstanding voting securities of the Company.

     13. Severability.

     If any provisions of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

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     14. Applicable Law.

     This Agreement shall be construed in accordance with the laws of the State of Delaware, provided, however, that nothing herein shall be construed in a manner inconsistent with the 1940 Act.

     15. Notices.

     Any notice under this Agreement shall be given in writing and deemed to have been duly given when delivered by hand or facsimile or five days after mailed by certified mail, post-paid, by return receipt requested to the other party at the principal office of such party.

     16. Counterparts.

     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original.

     17. Form ADV; Company Changes.

     The Manager acknowledges receiving Part II of the Adviser’s Form ADV. The Adviser covenants that it will notify the Manager of any changes to its membership within a reasonable time after such change.

     18. Company Obligations.

     The parties to this Agreement agree that the obligations of the Company under this Agreement shall not be binding upon any of the Directors, Members or any officers, employees or agents, whether past, present or future, of the Company, individually, but are binding only upon the assets and property of the Company.

* * * * *

[Signature page follows]

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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first written above.

ADVANTAGE ADVISERS MANAGEMENT LLC

By:
Title:

MERCANTILE CAPITAL ADVISORS, INC.

By:
Title:

MERCANTILE LONG-SHORT MANAGER MASTER FUND LLC

By:
Title:

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EXHIBIT A

The following is a list of records the Adviser is to keep on behalf of the Company.

1.	Basic Business Records. The Adviser will maintain true, accurate, current, and complete copies, where necessary, of each of the following books and records:

	a.	Originals of all written communications received and copies of all written communications sent by the Adviser relating to recommendations or advice given or proposed;

	b.	A list of all discretionary accounts;

	c.	Powers of attorney and other evidences of the granting of any discretionary authority;

	d.	Written agreements (or copies thereof) entered into by the Adviser on behalf of the Company;

	e.	A copy of each written disclosure statement and amendment or revision given to any person and a record of the dates and persons to whom such statements were given or offered to be given; and

	f.	All written acknowledgments of receipt obtained from advisory clients relating to disclosure of soliciting fees paid by the Adviser and copies of all disclosure statements delivered to advisory clients by such solicitors on behalf of the Company.

2.	Records pursuant to the Adviser’s Code of Ethics.

	a.	A record of any violation of the Adviser’s Code of Ethics, and any action taken as a result of the violation, in an easily accessible place for at least five years after the end of the fiscal year in which the violation occurs;

	b.	A copy of each report made by an Access Person as required by Rule 17j- 1(f) under the 1940 Act, including any information provided in lieu of the reports under Rule 17j-1(d)(2)(v), in an easily accessible place for at least five years after the end of the fiscal year in which the report is made or the information is provided;

	c.	A record of all persons, currently or within the past five years, who are or were required to make reports under Rule 17j-1(d) or who are or were responsible for reviewing these reports, in an easily accessible place; and

	d.	A copy of each report required by Rule 17j-1(c), for at least five years after the end of the fiscal year in which it is made, the first two years in an easily accessible place.

A-1

DISTRIBUTION AGREEMENT

     AGREEMENT made as of ____________, 2006 between Mercantile Long-Short Manager Fund LLC, a Delaware limited liability company, having an office at Two Hopkins Plaza, Baltimore, Maryland 21201 (the “Fund”), and Mercantile Investment Services, Inc., a Delaware corporation, having an office at 100 Summer Street, Suite 1500, Boston, Massachusetts 02110 (the “Distributor”).

     WHEREAS, the Fund is a closed-end management investment company, organized as a Delaware limited liability company and registered with the Securities and Exchange Commission (the “Commission”) under the Investment Company Act of 1940, as amended (the “1940 Act”); and

     WHEREAS, it is intended that Distributor act as the distributor of the limited liability company interests (“Interests”) of the Fund.

     NOW, THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:

1. Services as Distributor.

     1.1 Distributor will act as agent of the Fund for the distribution of the Interests covered by the registration statement of Fund then in effect under the Securities Act of 1933, as amended (the “Securities Act”), and the 1940 Act, and will perform the services set forth on Schedule A to this Agreement. As used in this Agreement, the term “registration statement” shall mean the registration statement of the Fund, then in effect, including Parts A (the “Prospectus”) and C of each registration statement, as filed on Form N-2, or any successor form thereto, with the Commission, together with any amendments thereto. The term “Prospectus” shall mean the then-current form of Prospectus used by the Fund, in accordance with the rules of the Commission, for delivery to shareholders and prospective shareholders after the effective dates of the above-referenced registration statement, together with any amendments and supplements thereto. The Fund will notify Distributor in advance of any proposed changes to the Prospectus. The Distributor’s distribution of the Interests will be on a best efforts basis. It is understood that the Distributor does not undertake to sell any specific amount of Interests or to purchase any Interests for its own account.

     1.2 Consistent with the Fund’s limited liability company agreement (the “LLC Agreement”), the registration statement, this Agreement and any other written understanding between the Fund and the Distributor, Distributor shall solicit orders for the sale of the Interests and may undertake such advertising and promotion as it believes reasonable in connection with such solicitation. The Fund understands that Distributor is now and may in the future be the distributor of the shares of many other investment companies or series, including investment companies having investment objectives similar to those of the Fund. The Fund further understands that shareholders and potential shareholders in the Fund may invest in shares of such other investment

1

companies. The Fund agrees that Distributor’s duties to other investment companies shall not be deemed in conflict with its duties to the Fund under this Section 1.2.

     1.3 Consistent with the understanding between the Fund and the Distributor, and subject to the last sentence of this Section 1.3, Distributor shall engage in such activities as it deems appropriate in connection with the promotion and sale of the Interests, which may include advertising, compensation of underwriters, dealers and sales personnel, the printing and mailing of Prospectuses to prospective shareholders other than current shareholders, and the printing and mailing of sales literature. Distributor may enter into dealer agreements and other selling agreements with broker-dealers and other intermediaries; provided, however, that Distributor shall have no obligation to make any payments to any third parties, whether as finder’s fees, compensation or otherwise, unless (i) Distributor has received a corresponding payment from the Fund’s investment adviser (the “Adviser”) or from another source as may be permitted by applicable law, and (ii) such corresponding payment has been approved by the Fund’s Board of Directors.

     1.4 In its capacity as distributor of the Interests, all activities of the Distributor and its partners, agents, and employees shall comply with all applicable laws, rules and regulations, including, without limitation, the 1940 Act, all applicable rules and regulations promulgated by the Commission thereunder, and all applicable rules and regulations adopted by any securities association registered under the Securities Exchange Act of 1934.

     1.5 The Fund’s officers may upon reasonable notice instruct the Distributor to decline to accept any orders for or make any sales of the Interests until such time as those officers deem it advisable to accept such orders and to make such sales.

     1.6 The Fund agrees to inform the Distributor from time to time of the states in which the Fund or its administrator has registered or otherwise qualified Interests for sale, and the Fund agrees at its own expense to execute any and all documents and to furnish any and all information and otherwise to take all actions that may be reasonably necessary in connection with the qualification of the Interests for sale in such states as the Distributor may designate.

     1.7 The Fund shall furnish from time to time, for use in connection with the sale of the Interests, such supplemental information with respect to the Interests as Distributor may reasonably request; and the Fund warrants that the statements contained in any such supplemental information will fairly show or represent what they purport to show or represent. The Fund shall also furnish Distributor upon request with: (a) unaudited semi-annual statements of the Fund’s books and accounts, (b) monthly balance sheets as soon as practicable after the end of each month, and (c) from time to time such additional information regarding the Fund as the Distributor may reasonably request.

     1.8 The Fund represents and warrants to Distributor that all registration statements, and the Prospectus filed by the Fund with the Commission under the Securities Act and the 1940 Act, when declared effective by the Staff of the Commission, shall be prepared in conformity with requirements of said Acts and rules and regulations of the Commission thereunder. The registration statement and Prospectus shall contain all statements required to be stated therein in conformity with said Acts and the rules and regulations of the Commission thereunder, and all statements of fact contained in any

2

such registration statement and Prospectus are true and correct in all material respects. Furthermore, neither any registration statement nor any Prospectus includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading to a purchaser of the Interests. The foregoing representations and warranties shall continue throughout the term of this Agreement and be deemed to be of a continuing nature, applicable to all Interests distributed hereunder. The Fund may, but shall not be obligated to, propose from time to time such amendment or amendments to any registration statement and such supplement or supplements to any Prospectus as, in the light of future developments, may, in the opinion of the Fund’s counsel, be necessary or advisable. If the Fund shall not propose any amendment or amendments and/or supplement or supplements within 15 days after receipt by the Fund of a written request from Distributor to do so, Distributor may, at its option, terminate this Agreement. In such case, the Distributor will be held harmless from, and indemnified by the Fund for, any liability or loss resulting from the failure to implement such amendment. The Fund shall not file any amendment to any registration statement or supplement to any Prospectus without giving Distributor reasonable notice thereof in advance; provided, however, that nothing contained in this Agreement shall in any way limit the Fund’s right to file at any time such amendments to any registration statement and/or supplements to any Prospectus, of whatever character, as the Fund may deem advisable, such right being in all respects absolute and unconditional.

     1.9 The Fund authorizes the Distributor and dealers to use any Prospectus in the form furnished by the Fund from time to time in connection with the sale of the Interests.

     1.10 The Distributor may utilize agents in its performance of its services and, with prior notice to the Fund, appoint in writing other parties qualified to perform specific administration services reasonably acceptable to the Fund (individually, a “Sub–Agent”) to carry out some or all of its responsibilities under this Agreement; provided, however, that a Sub-Agent shall be the agent of the Distributor and not the agent of the Fund, and that the Distributor shall be fully responsible for the acts of such Sub-Agent and shall not be relieved of any of its responsibilities hereunder by the appointment of a Sub-Agent.

     1.11 The Distributor shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the Distributor’s part in the performance of its duties, from reckless disregard by the Distributor of its obligations and duties under this Agreement, or from the Distributor’s failure to comply with laws, rules and regulations applicable to it in connection with its activities hereunder. The Fund agrees to indemnify, defend and hold harmless the Distributor, its officers, partners, employees, and any person who controls the Distributor within the meaning of Section 15 of the Securities Act (collectively, “Distributor Indemnitees”), from and against any and all claims, demands, liabilities and expenses (including the reasonable cost of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) (collectively, “Claims”) which the Distributor Indemnitees may incur under the Securities

3

Act or under common law or otherwise (a) as the result of the Distributor acting as distributor of the Fund and entering into selling agreements, participation agreements, shareholder servicing agreements or similar agreements with financial intermediaries on behalf of the Fund; (b) arising out of or based upon (i) any untrue statement, or alleged untrue statement, of a material fact contained in any registration statement or any Prospectus, (ii) any omission, or alleged omission, to state a material fact required to be stated in any registration statement or any Prospectus or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (iii) any untrue statement, or alleged untrue statement, of a material fact in any Fund-related advertisement or sales literature, or any omission, or alleged omission, to state a material fact required to be stated therein to make the statements therein, in light of the circumstances under which they were made, not misleading, in either case notwithstanding the exercise of reasonable care in the preparation or review thereof by the Distributor; or (c) arising out of or based upon the electronic processing of orders over the internet at the Fund’s request; provided, however, that the Fund’s agreement to indemnify the Distributor Indemnitees pursuant to this Section 1.11 shall not be construed to cover any Claims (A) pursuant to subsection (b) above to the extent such untrue statement, alleged untrue statement, omission, or alleged omission, was furnished in writing, or omitted from the relevant writing furnished, as the case may be, to the Fund by the Distributor for use in the registration statement or in corresponding statements made in the Prospectus, advertisement or sales literature; (B) arising out of or based upon the willful misfeasance, bad faith or gross negligence of the Distributor in the performance of its duties or the Distributor’s reckless disregard of its obligations and duties under this Agreement; or (C) arising out of or based upon the Distributor’s failure to comply with laws, rules and regulations applicable to it in connection with its activities hereunder.

     In the event of a Claim for which the Distributor Indemnitees may be entitled to indemnification hereunder, the Distributor shall provide the Fund with written notice of the Claim, identifying the persons against whom such Claim is brought, promptly following receipt of service of the summons or other first legal process, and in any event within ten (10) days of such receipt. The Fund will be entitled to assume the defense of any suit brought to enforce any such Claim if such defense shall be conducted by counsel of good standing chosen by the Fund and approved by the Distributor, which approval shall not be unreasonably withheld. In the event any such suit is not based solely on an alleged untrue statement, omission, or wrongful act on the Fund’s part, the Distributor shall have the right to participate in the defense. In the event the Fund elects to assume the defense of any such suit and retain counsel of good standing so approved by the Distributor, the Distributor Indemnitees in such suit shall bear the fees and expenses of any additional counsel retained by any of them, but in any case where the Fund does not elect to assume the defense of any such suit or in case the Distributor reasonably withholds approval of counsel chosen by the Fund, the Fund will reimburse the Distributor Indemnitees named as defendants in such suit, for the reasonable fees and expenses of any counsel retained by them to the extent related to a Claim covered under this Section 1.11. The Fund’s indemnification agreement contained in this Section 1.11 shall remain operative and in full force and effect regardless of any investigation made by

4

or on behalf of the Distributor Indemnitees, and shall survive the delivery of any Interests.

     1.12 The Distributor agrees to indemnify, defend and hold harmless the Fund, its officers, Directors, employees, and any person who controls the Fund within the meaning of Section 15 of the Securities Act (collectively, “Fund Indemnitees”), from and against any and all Claims which the Fund Indemnitees may incur under the Securities Act or under common law or otherwise, arising out of or based upon (a) any untrue statement, or alleged untrue statement, of a material fact contained in any registration statement, Prospectus, or Fund-related advertisement or sales literature, or any omission, or alleged omission, to state a material fact in such materials that would be necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, which untrue statement, alleged untrue statement, omission, or alleged omission, was furnished in writing, or omitted from the relevant writing furnished, as the case may be, to the Fund by the Distributor for use in the registration statement or in corresponding statements made in the Prospectus, or advertisement or sales literature; (b) the willful misfeasance, bad faith or gross negligence of the Distributor in the performance of its duties, or the Distributor’s reckless disregard of its obligations and duties under this Agreement, or (c) the Distributor’s failure to comply with laws, rules and regulations applicable to it in connection with its activities hereunder (other than in respect of Fund-related advertisements or sales literature that fail to comply with applicable laws despite the Distributor’s exercise of reasonable care in the preparation and review thereof).

     In the event of a Claim for which the Fund Indemnitees may be entitled to indemnification hereunder, the Fund shall provide the Distributor with written notice of the Claim, identifying the persons against whom such Claim is brought, promptly following receipt of service of the summons or other first legal process, and in any event within ten (10) days of such receipt. The Distributor will be entitled to assume the defense of any suit brought to enforce any such Claim if such defense shall be conducted by counsel of good standing chosen by the Distributor and approved by the Fund, which approval shall not be unreasonably withheld. In the event any such suit is not based solely on an alleged untrue statement, omission, or wrongful act on the Distributor’s part, the Fund shall have the right to participate in the defense. In the event the Distributor elects to assume the defense of any such suit and retain counsel of good standing so approved by the Fund, the Fund Indemnitees in such suit shall bear the fees and expenses of any additional counsel retained by any of them, but in any case where the Distributor does not elect to assume the defense of any such suit or in case the Fund reasonably withholds approval of counsel chosen by the Distributor, the Distributor will reimburse the Fund Indemnitees named as defendants in such suit, for the reasonable fees and expenses of any counsel retained by them to the extent related to a Claim covered under this Section 1.12. The Distributor’s indemnification agreement contained in this Section 1.12 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Fund Indemnitees, and shall survive the delivery of any Interests.

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     1.13 No Interests shall be offered by either the Distributor or the Fund under any of the provisions of this Agreement and no orders for the purchase or sale of Interests hereunder shall be accepted by the Fund if and so long as the effectiveness of the registration statement then in effect or any necessary amendments thereto shall be suspended under any of the provisions of the Securities Act or if and so long as a current Prospectus as required by Section 10 of the Securities Act is not on file with the Commission; provided, however, that (a) the Distributor will not be obligated to cease offering Interests until it has received from the Fund written notice of such events, and (b) nothing contained in this Section 1.13 shall in any way restrict or have an application to or bearing upon the Fund’s obligation to repurchase Interests from any shareholder in accordance with the provisions of the Fund’s Prospectus or LLC Agreement.

     1.14 The Fund agrees to advise the Distributor as soon as reasonably practicable by a notice in writing delivered to the Distributor:

(a)	of any request by the Commission for amendments to the registration statement or Prospectus or for additional information;

(b)	in the event of the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or Prospectus or the initiation by service of process on the Fund of any proceeding for that purpose;

(c)	of the happening of any event that makes untrue any statement of a material fact made in the registration statement or Prospectus or which requires the making of a change in such registration statement or Prospectus in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and

(d)	of any action of the Commission with respect to any amendment to any registration statement or Prospectus which may from time to time be filed with the Commission, which could reasonably be expected to have a material negative impact upon the offering of Interests.

     For purposes of this Section, informal requests by or acts of the Staff of the Commission shall not be deemed actions of or requests by the Commission unless they would reasonably be expected to have a material negative impact upon the offering of Interests.

     1.15 NOTWITHSTANDING ANY PROVISION IN THIS AGREEMENT TO THE CONTRARY, UNDER NO CIRCUMSTANCES SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INCIDENTAL, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR SIMILAR DAMAGES, INCLUDING LOST REVENUE, LOST PROFITS OR LOST OR DAMAGED DATA, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OR LIKELIHOOD OF SUCH DAMAGES.

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2. Fees.

     2.1 The Fund will pay, or will cause to be paid, all costs and expenses relating to:(a) the preparation and photocopying or printing of the Prospectus and all amendments and supplements thereto; (b) the exemption from registration or qualification of Interests for offer and sale under all relevant state “blue sky” laws; (c) the furnishing to the Distributor of copies of the Prospectus and all amendments or supplements thereto, in such quantities as may be required hereunder, including costs of shipping and mailing; (d) fees and disbursements of counsel to the Fund in connection with the organization and maintenance of the Fund and the transactions contemplated by this Agreement; and (e) any other organization and offering expenses of the Fund which are stated in the Prospectus to be the responsibility of the Fund, the Adviser, or other agents or service providers.

     2.2 The Fund will not be responsible for the expenses incurred by the Distributor in the performance of its services under this Agreement, except as may be approved by the Fund and disclosed in the Prospectus.

     2.3 The Distributor may, and may authorize its Sub-Agents to, charge a sales load with respect to any subscription solicited by the Distributor or such Sub-Agent, as the case may be, provided that such sales load shall not exceed the sales load permitted in the Prospectus. The sales load will be deducted from a subscriber’s minimum subscription and will be collected from such subscriber; the Fund will not be liable for any sales loads, nor will the Distributor be obligated to pay any Sub-Agent or other party any sales load unless it expressly consents thereto.

3. Sale and Payment.

     3.1 Interests of the Fund may be subject to a sales load and may be subject to the imposition of a sales load. To the extent that Interests of the Fund are sold at an offering price which includes a sales load or are subject to a front-end sales load in accordance with the Prospectus, such Interests shall hereinafter be referred to collectively as “Load Interests.” If the Fund issues Load Interests, it shall be referred to as a “Load Fund.” Under this Agreement, the following provisions shall apply with respect to the sale of, and payment for, Load Interests.

     3.2 The Distributor shall have the right to offer Load Interests at their net asset value and to sell such Load Interests to the public against orders therefor at the applicable public offering price, as defined in Section 4 hereof. The Distributor shall also have the right to sell Load Interests to dealers against orders therefor at the public offering price less a concession determined by the Distributor, which concession shall not exceed the amount of the sales load or underwriting discount, if any, referred to in Section 4 below.

     3.3 Prior to the time of delivery of any Load Interests by a Load Fund to, or on the order of, the Distributor, the Distributor shall pay or cause to be paid to the Load Fund or to its order an amount in same-day funds equal to the applicable net asset value of such Interests. The Distributor may retain so much of any sales load or underwriting discount as is not allowed by the Distributor as a concession to dealers.

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4. Public Offering Price.

     The public offering price of an Interest shall be the net asset value of such Interest next determined, plus any applicable sales load, all as set forth in the Prospectus. The net asset value of Interests shall be determined in accordance with the Prospectus.

5. Issuance of Interests.

     The Fund reserves the right to issue, transfer or sell Interests at net asset values (a) in connection with the merger or consolidation of the Fund with any other investment company or the acquisition by the Fund of all or substantially all of the assets or of the outstanding interests of any other investment company; (b) in connection with a pro rata distribution directly to the holders of Interests in the nature of a stock dividend or split; (c) upon the exercise of subscription rights granted to the holders of Interests on a pro rata basis; (d) in connection with the issuance of Interests pursuant to any exchange and reinvestment privileges described in the Prospectus or the LLC Agreement; and (e) otherwise in accordance with the Prospectus.

6. Representations and Warranties.

     6.1 The Distributor represents, warrants and covenants to the Fund that:

(a)	Distributor will comply fully with the terms and conditions set forth in the Prospectus (including any amendments thereto from time to time that relate to the Distributor and to which the Distributor has consented in writing in advance).

(b)	The Distributor has obtained all required governmental and regulatory licenses, registrations and approvals as may be necessary for it to act as Distributor hereunder (including registration as a broker-dealer with the SEC and states in which offers are made, and membership in the NASD); and the Distributor will comply with any other applicable laws governing its activities in the jurisdictions in which it offers Interests.

(c)	The Distributor is duly organized and validly existing as a corporation under the laws of the State of Delaware and has full power and authority to perform its obligations under this Agreement.

(d)	This Agreement has been duly and validly authorized, executed and delivered on the Distributor’s behalf and constitutes the Distributor’s binding and enforceable obligation in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

(e)	The execution and delivery of this Agreement, the satisfaction of the Distributor’s obligations herein set forth and the consummation of

8

the transactions contemplated herein and in the Prospectus will not constitute a breach of, or default under, the Distributor’s organizational documents or under any order, rule or regulation applicable to it or any order, rule or regulation of any court or any governmental body, administrative agency or self-regulatory organization having jurisdiction over it.

(f)	The Distributor has written policies and procedures in place that are reasonably designed to prevent a violation of the Federal Securities Laws (as such term is defined in Rule 38a-1 of the 1940 Act) by the Distributor and, indirectly, the Fund as a result of actions to be undertaken by the Distributor pursuant to this Agreement.

Each of the representations and warranties set forth in this Section 6.1 shall be deemed to be of a continuing nature and applicable, among other things, in the event of any amendment, supplement or restatement of the Prospectus or LLC Agreement.

     6.2 The Fund represents, warrants and covenants to the Distributor that:

(a)	The Fund is duly organized and validly existing as a limited liability company under the laws of the State of Delaware and has full power and authority to conduct its business as described in the Prospectus and to issue, sell and deliver the Interests as contemplated therein.The terms of the offering and the LLC Agreement do not contravene any provisions of federal or state law and the Fund is capitalized or will be capitalized as described in the Prospectus or in its financial statements.

(b)	The Interests, when issued and sold pursuant to the terms hereof and of the Prospectus, will be validly issued, fully paid and not subject to further call or assessment, and the Fund will apply the proceeds received from the issuance and sale of the Interests in the manner set forth in the Prospectus.

(c)	The Fund has obtained all necessary governmental and regulatory approvals and licenses and has effected all filings and registrations required to conduct its business and perform its obligations under this Agreement and as provided in the Prospectus.

(d)	The Fund is not in contravention of any provision of the LLC Agreement and is not in contravention of or default under any material agreement, order, law or regulation binding upon it. The execution and delivery of this Agreement, consummation of the transactions herein contemplated and compliance with the terms hereof will not constitute or result in a default under or contravene any provision of any material agreement, order, law or regulation binding upon the Fund.

9

(e)	The LLC Agreement and this Agreement have been duly authorized, executed and delivered by the Fund, and each is a valid and binding agreement of the Fund in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties, and except to the extent that the indemnification or exculpation provisions of such agreements may be limited under applicable law or this Agreement.

(f)	The Prospectus as of its date of issue and at the time each subscription is accepted will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading. This representation and warranty shall not, however, apply to any statement or omission in the Prospectus made in reliance upon and in conformity with information furnished in writing by the Distributor for use therein.

Each of the representations and warranties set forth in this Section 6.2 shall be deemed to be of a continuing nature and applicable, among other things, in the event of any amendment, supplement or restatement of the Prospectus or LLC Agreement.

7. Term, Duration and Termination.

     This Agreement shall become effective as of the date first written above (the “Effective Date”) and, unless sooner terminated as provided herein, shall continue for a two-year period following the Effective Date. Thereafter, if not terminated, this Agreement shall continue with respect to the Fund automatically for successive one-year terms, provided that such continuance is specifically approved at least annually (a) by the vote of a majority of those members of the Fund’s Board of Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting for the purpose of voting on such approval and (b) by the vote of the Fund’s Board of Directors or the vote of a majority of the outstanding voting securities of the Fund. This Agreement is terminable without penalty with 60 days’ prior written notice, by the Fund’s Board of Directors, by vote of a majority of the outstanding voting securities of the Fund, or by the Distributor. This Agreement will also terminate automatically in the event of its assignment. (As used in this Agreement, the terms “majority of the outstanding voting securities,” “interested persons” and “assignment” shall have the same meaning as ascribed to such terms in the 1940 Act.)

8. Privacy.

     Nonpublic personal financial information relating to consumers or customers of the Fund provided by, or at the direction of, the Fund to the Distributor, or collected or retained by the Distributor to perform its duties as distributor, shall be considered confidential information. The Distributor shall not disclose or otherwise use any nonpublic personal financial information relating to present or former shareholders of the

10

Fund other than for the purposes for which that information was disclosed to the Distributor, including use under an exception in Rules 13, 14 or 15 of the Commission’s Regulation S-P in the ordinary course of business to carry out those purposes. The Distributor shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to consumers and customers of the Fund. The Fund represents to the Distributor that it has adopted a statement of its privacy policies and practices as required by Regulation S-P and agrees to provide the Distributor with a copy of that statement annually.

9. Anti-Money Laundering Compliance.

     9.1 Each of the Distributor and the Fund acknowledges that it is a financial institution subject to the USA PATRIOT Act of 2001 and the Bank Secrecy Act (collectively, the “AML Acts”), which require, among other things, that financial institutions adopt compliance programs to guard against money laundering. Each represents and warrants to the other that it is in compliance with and will continue to comply with the AML Acts and applicable regulations in all relevant respects. The Distributor shall also provide written notice to each person or entity with which it entered an agreement prior to the date hereof with respect to sale of the Fund’s Interests, such notice informing such person of anti-money laundering compliance obligations applicable to financial institutions under applicable laws and, consequently, under applicable contractual provisions requiring compliance with laws.

     9.2 The Distributor shall include specific contractual provisions regarding anti-money laundering compliance obligations in agreements entered into by the Distributor with any dealer that is authorized to effect transactions in Interests of the Fund.

     9.3 Each of Distributor and the Fund agrees that it will take such further steps, and cooperate with the other as may be reasonably necessary, to facilitate compliance with the AML Acts, including but not limited to the provision of copies of its written procedures, policies and controls related thereto (“AML Operations”). Distributor undertakes that it will grant to the Fund, the Fund’s anti-money laundering compliance officer and regulatory agencies, reasonable access to copies of Distributor’s AML Operations, books and records pertaining to the Fund only. It is expressly understood and agreed that the Fund and the Fund’s compliance officer shall have no access to any of Distributor’s AML Operations, books or records pertaining to other clients of Distributor.

10. Notices.

     Any notice provided hereunder shall be sufficiently given when sent by registered or certified mail to the party required to be served with such notice at the following address: if to the Fund, to it at c/o Mercantile Capital Advisors, Inc., Two Hopkins Plaza, Baltimore, Maryland 21201, Attention: President, with a copy to: Jennifer Vollmer, Esq., c/o Mercantile Capital Advisors, Inc., Two Hopkins Plaza, Baltimore, Maryland 21201; and if to Distributor, to it at 100 Summer Street, Suite 1500, Boston, Massachusetts 02110, Attention: Broker Dealer Chief Compliance Officer, with a copy to BISYS

11

Distribution Services, 3435 Stelzer Road, Columbus, Ohio 43219, Attention: President, or at such other address as such party may from time to time specify in writing to the other party pursuant to this Section.

11. Confidentiality.

     During the term of this Agreement, the Distributor and the Fund may have access to confidential information relating to such matters as either party’s business, trade secrets, systems, procedures, manuals, products, contracts, personnel, and clients. As used in this Agreement, “Confidential Information” means information belonging to the Distributor or the Fund which is of value to such party and the disclosure of which could result in a competitive or other disadvantage to either party, including, without limitation, financial information, business practices and policies, know-how, trade secrets, market or sales information or plans, customer lists, business plans, and all provisions of this Agreement. Confidential Information includes information developed by either party in the course of engaging in the activities provided for in this Agreement, unless: (i) the information is or becomes publicly known without breach of this Agreement, (ii) the information is disclosed to the other party by a third party not under an obligation of confidentiality to the party whose Confidential Information is at issue of which the party receiving the information should reasonably be aware, or (iii) the information is independently developed by a party without reference to the other’s Confidential Information. Each party will protect the other’s Confidential Information with at least the same degree of care it uses with respect to its own Confidential Information, and will not use the other party’s Confidential Information other than in connection with its duties and obligations hereunder. Notwithstanding the foregoing, a party may disclose the other’s Confidential Information if (i) required by law, regulation or legal process or if requested by any governmental agency; (ii) it is advised by counsel that it may incur liability for failure to make such disclosure; (iii) it is requested to do so by the other party; provided that in the event of (i) or (ii) the disclosing party shall give the other party reasonable prior notice of such disclosure to the extent reasonably practicable and cooperate with the other party (at such other party’s expense) in any efforts to prevent such disclosure.

12. Governing Law.

     This Agreement shall be construed in accordance with the laws of the State of New York and the applicable provisions of the 1940 Act.

13. Prior Agreements.

     This Agreement constitutes the complete agreement of the parties as to the subject matter covered by this Agreement, and supersedes all prior negotiations, understandings and agreements bearing upon the subject matter covered by this Agreement.

14. Amendments.

     No amendment to this Agreement shall be valid unless made in writing and executed by both parties hereto.

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* * * * * *

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first written above.

Mercantile Long-Short Manager Fund LLC

By:

Name:
Title:

Mercantile Investment Services, Inc.

By:

Name:
Title:

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SCHEDULE A
SERVICES

     The Services to be provided by the Distributor pursuant to this Agreement shall include those set forth below and such additional services that the parties may from time to time agree upon:

  The Distributor will conduct at least quarterly branch audits in connection with its ongoing compliance program.
  The Distributor will provide legal review, in addition to principal sign off, of Fund sales literature (including on any website operated by Mercantile Bankshares Corporation, if applicable) to ensure compliance with the advertising rules of the relevant regulatory authorities. The Distributor will file such materials with the NASD and advise the Fund with respect to resolving any NASD comments regarding such materials.
  The Distributor will review subscription documents submitted with respect to the Fund for completeness; provided, however, that the Fund shall be responsible for determining whether an investor is qualified to purchase Interests.
  The Distributor will conduct initial and on-going due diligence on dealers/sellers that will sell Interests or provide ongoing services to investors in the Fund, and will provide the Fund with access to Dealer-Link for tracking agreements between the Distributor and such parties.
  The Distributor will provide the following support services relating to certain employees of the Adviser (“Adviser Employees”):
(a)	Processing, maintaining, and updating all NASD and state registrations for the Adviser Employees as representatives of the Distributor;

(b)	Maintaining a continuing education compliance calendar and furnishing the Adviser Employees with required continuing education training, including, but not limited to, annual “Firm Element” training and ongoing “Regulatory Element” training;

(c)	Assigning the Adviser Employees, in their capacity as registered representatives of the Distributor, to a supervisory principal who will: (i) provide required supervision of the Adviser Employees under the Distributor’s supervisory system designed to promote compliance with applicable laws, rules and regulations, (ii) raise and address applicable regulatory issues with (and notify and request any specific regulatory information which may be required from) Adviser and/or the Adviser Employees, (iii) review and approve (as appropriate) sales-related correspondence and promotional materials, and (iv) serve as a liaison between the Distributor and Adviser with respect to supervisory issues; and

(d)	Commission calculation and processing (as well as processing any commission/incentive fee calculation and processing for payments from the Distributor to Adviser Employees).

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ADMINISTRATION AGREEMENT

     THIS AGREEMENT is made as of this ____ day of________, 2006, by and between Mercantile Long-Short Manager Fund LLC, a Delaware limited liability company (the “Company”), a registered, non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), consisting of limited liability company interests (the “Interests”); and Mercantile Capital Advisors, Inc., a Maryland corporation (the “Administrator”).

     WHEREAS, the Company desires the Administrator to provide, and the Administrator is willing to provide administrative, accounting, investor and recordkeeping services to the Company on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained, the Company and the Administrator hereby agree as follows:

     ARTICLE 1. Retention of the Administrator. The Company hereby retains the Administrator to furnish the Company with accounting, administrative, investor and recordkeeping services as set forth in this Agreement, and the Administrator hereby accepts such employment.

     ARTICLE 2. Administrative and Accounting Services. The Administrator shall perform or arrange for and supervise the performance by others of the accounting, investor, administrative and recordkeeping services necessary for the operation of the Company.

     ARTICLE 3. Member Account Services.

     (A) The Administrator shall provide personal member services and account maintenance services (“Member Services”) to members of the Company (the “Members”). These Member Services shall include, but shall not be limited to (i) handling inquiries from Members regarding the Company, including but not limited to questions concerning their investments in the Company, capital account balances, and reports and tax information provided by the Company; (ii) assisting in the enhancement of relations and communications between Members and the Company; (iii) assisting in the maintenance of Members’ accounts with the Company; (iv) assisting in the maintenance of Company records containing Member information, such as changes of address; and (v) providing such other information and Member liaison services as the Company may reasonably request.

     (B) The Administrator is authorized to facilitate, on behalf of the Company, the provision by financial advisers or other financial intermediaries (“Member Service Providers”) of Member Services to Members that are customers of such Member Service Providers and to compensate such Member Service Providers for their services. The Administrator shall report to the Board of Directors of the Company on a quarterly basis regarding: (i) the nature of the Member Services provided by the Member Service Providers; and (ii) the amount of payments made by the Administrator to such Member Service Providers.

     ARTICLE 4. Duties of the Administrator.

     In performing its duties under this Agreement, the Administrator will act in all material respects in accordance with the Company’s Limited Liability Company Agreement and prospectus as they may be amended (provided copies are delivered to the Administrator). The Administrator (i) shall not have or be required to have any authority to supervise the investment or reinvestment of the securities or other properties which comprise the assets of the Company and (ii) shall not provide any investment advisory services to the Company, and shall have no liability related to the foregoing. The Administrator shall provide the Company with all necessary office space, equipment, supplies, personnel, personnel compensation and facilities (including facilities for Members’ and Board of Directors meetings) for providing such services. The Administrator may sub-contract with third parties to perform certain or all of the services to be performed by the Administrator hereunder; provided, however, that the Administrator shall remain principally responsible to the Company for the acts and omissions of such other entities. In meeting its duties hereunder, Administrator shall have the general authority to do all acts deemed in the Administrator’s good faith belief to be necessary and proper to perform its obligations under this Agreement.

     ARTICLE 5. Allocation of Charges and Expenses.

     (A) The Administrator. The Administrator shall furnish at its own expense the executive, supervisory and clerical personnel necessary to perform its obligations under this Agreement. The Administrator shall also pay all compensation, if any, of officers of the Company who are affiliated persons of the Administrator or any affiliated corporation of the Administrator; provided, however, that unless otherwise specifically provided, the Administrator shall not be obligated to pay the compensation of any employee of the Administrator retained by the Directors of the Company to perform services on behalf of the Company.

     (B) Company Expenses. The Company assumes and shall pay or cause to be paid all other expenses of the Company not otherwise allocated in this Agreement, including, without limitation, organizational costs, taxes, expenses for legal and auditing services, the expenses of preparing (including typesetting), printing and mailing reports, prospectuses, statements of additional information, proxy solicitation and tender offer materials and notices to Members, all expenses incurred in connection with issuing and redeeming Interests, the costs of pricing services, the costs of custodial services, the cost of initial and ongoing registration of the Interests under Federal and state securities laws, fees and out-of-pocket expenses of Directors who are not affiliated persons of the Administrator or any affiliated corporation of the Administrator, the costs of Directors’ meetings, insurance, interest, brokerage costs, litigation and other extraordinary or nonrecurring expenses, and all fees and charges of service providers to the Company. The Company shall reimburse the Administrator for its reasonable out-of-pocket expenses, including all reasonable charges for SAS 70 audit charges, and reasonable copying, postage, telephone, and fax charges incurred by the Administrator in the performance of its duties.

     ARTICLE 6. Compensation of the Administrator. The Company shall pay to the Administrator compensation based on the fee schedule outlined in Schedule A until this Agreement is terminated in accordance with Article 8. Such compensation shall be calculated and accrued monthly, and paid to the Administrator quarterly, within 30 days of quarter-end, otherwise the Administrator shall be entitled to charge and/or set-off such amounts against any account of the Company. If this Agreement becomes effective subsequent to the first day of a month or terminates before the last day of a month, the Administrator’s compensation for that part of the month in which this Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth above.

     ARTICLE 7. Standard of Care; Limitation of Liability of the Administrator. The Administrator shall exercise due care and diligence to ensure the accuracy of all services performed under this Agreement. The duties of the Administrator shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against the Administrator hereunder. The Administrator shall not be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in carrying out its duties hereunder, except a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties hereunder. (As used in this Article 7, the term “Administrator” shall include officers, employees, sub-administrators and other agents of the Administrator as well as that entity itself.) Under no circumstances shall the Administrator be liable to the Company for consequential, indirect or punitive damages. So long as the Administrator, or its agents, act without willful misfeasance, bad faith or gross negligence in the performance of their respective duties, and without reckless disregard of their respective obligations and duties hereunder, the Company assumes full responsibility and shall indemnify the Administrator and hold it harmless from and against any and all actions, suits and claims, whether groundless or otherwise, and from and against any and all losses, damages, costs, charges, reasonable counsel fees and disbursements, payments, expenses and liabilities (including reasonable investigation expenses) arising directly or indirectly out of any act or omission of the Administrator in carrying out its duties hereunder.

     So long as the Company, or its agents, act without willful misfeasance, bad faith or gross negligence in the performance of their respective duties, and without reckless disregard of their respective obligations and duties hereunder, the Administrator shall indemnify the Company and hold it harmless from and against any and all actions, suits and claims, whether groundless or otherwise, and from and against any and all losses, damages, costs, charges, reasonable counsel fees and disbursements, payments, expenses and liabilities (including reasonable investigation expenses) arising directly or indirectly out of any act or omission of the Company in carrying out its duties hereunder.

     The indemnity and defense provisions set forth herein shall indefinitely survive the termination of this Agreement.

     The indemnification rights hereunder shall include the right to reasonable advances of defense expenses in the event of any pending or threatened litigation with respect to which indemnification hereunder may ultimately be merited. If in any case a party hereunder (the “Indemnifying Party”) is asked to indemnify or hold the other party harmless (the “Indemnified Party”), the Indemnified Party shall promptly notify and advise the Indemnifying Party of the pertinent facts concerning the situation in question, and the Indemnified Party will use all reasonable care to identify and notify the Indemnifying Party promptly concerning any situation which presents or appears likely to present the probability of such a claim for indemnification, but failure to do so shall not affect the rights hereunder.

     The Indemnifying Party shall be entitled to participate at its own expense in, or, if it so elects, to assume the defense of, any suit brought to enforce any claims subject to this indemnity provision. If the Indemnifying Party elects to assume the defense of any such claim, the defense shall be conducted by counsel chosen by the Indemnifying Party and satisfactory to the Indemnified Party, whose approval shall not be unreasonably withheld. In the event that the Indemnifying Party elects to assume the defense of any suit and retain counsel, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it. If the Indemnifying Party does not elect to assume the defense of a suit, it will reimburse the Indemnified Party for reasonable fees and expenses of any counsel retained by the Indemnified Party.

     The Indemnified Party may apply to the Indemnifying Party at any time for instructions and may consult with counsel for the Indemnifying Party or the Company as applicable, or its own counsel and the Company’s accountants and other experts, at the Indemnifying Party’s expense, with respect to any matter arising in connection with the Indemnified Party’s duties. The Indemnified Party shall not be liable or accountable for any action taken or omitted by it in good faith in accordance with such instruction or with the opinion of such counsel, accountants or other experts.

     Also, the Indemnified Party shall be protected in acting upon any document which it reasonably believes to be genuine and to have been signed or presented by the proper authorized person or persons. Nor shall the Indemnified Party be held to have notice of any change of authority of any officers, employee or agent of the Indemnifying Party until receipt of written notice thereof from the Indemnifying Party.

     The Indemnified Party shall be liable for the performance or omissions of any unaffiliated third parties to whom the Indemnified Party has delegated its duties hereunder.

     The Administrator is entitled to rely on the price information provided by any master fund in which the Company invests, the underlying funds in which the Company (including through its investment in any master fund) invests, and brokers in order to calculate the Company’s net asset value and the Administrator shall not be liable for any valuation errors resulting from the use of such information, provided the Administrator complies with the valuation procedures described in the Company’s prospectus and adopted by the Company.

     ARTICLE 8. Duration and Termination of this Agreement. This Agreement shall become effective on the date set forth above and shall remain in effect for one year (the “Initial Term”). Thereafter, this Agreement shall continue in effect for successive one-year terms (each a “Renewal Term”), unless terminated in accordance with the provisions of this Article 8. This Agreement may be terminated only: (a) by either party at the end of the Initial Term or the end of any Renewal Term on 90 days’ prior written notice; (b) by either party on such date as is specified in written notice given by the terminating party, in the event of a material breach of this Agreement by the other party, provided the terminating party has notified the other party of such material breach at least 45 days prior to the specified date of termination and the breaching party has not remedied such breach by the specified date; or (c) as to the Company, effective upon the liquidation of the Company. For purposes of this paragraph, the term “liquidation” shall mean a transaction in which the assets of the Company are sold or otherwise disposed of and proceeds therefrom are distributed in cash to the Members in complete liquidation of the Interests of such Members.

     ARTICLE 9. Activities of the Administrator. The services of the Administrator rendered to the Company are not to be deemed to be exclusive. The Administrator is free to render such services to others and to have other businesses and interests.

     ARTICLE 10. Proprietary and Confidential Information. The Administrator agrees on behalf of itself and its employees to treat confidentially and as proprietary information all records and other information relative to the Company and its Members received by the Administrator in connection with this Agreement, including any non-public personal information as defined in Regulation S-P, and that it shall not use or disclose any such information except for the purpose of carrying out the terms of this Agreement; provided, however, that Administrator may disclose such information as required by law, or after prior notification to and approval in writing by the Company, which approval may not be withheld where the Administrator may be exposed to civil or criminal contempt proceedings or penalties for failure to comply.

     ARTICLE 11. Certain Records. The Administrator shall maintain customary records in connection with its duties as specified in this Agreement. Any records required to be maintained and preserved pursuant to Rules 31a-1 and 31a-2 under the 1940 Act which are prepared or maintained by the Administrator on behalf of the Company shall be prepared and maintained at the expense of the Administrator, but shall be the property of the Company and will be made available or surrendered promptly to the Company on request.

     In case of any request or demand for the inspection of such records by another party, the Administrator may exhibit such records to any person in any case where it is advised by its counsel that it may be held liable for failure to do so, unless (in cases involving potential exposure only to civil liability) the Company will indemnify the Administrator against such liability.

     ARTICLE 12. Compliance with Governmental Rules and Regulations. The Administrator undertakes to comply in all material respects with applicable requirements of the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, the USA PATRIOT Act and any laws, rules and regulations of governmental authorities having jurisdiction with respect to the duties to be performed by the Administrator hereunder including any applicable anti-money laundering laws and regulations.

     ARTICLE 13. Internet Access. Data and information may be made electronically accessible to the Company through Internet access to one or more links provided by the Administrator or a sub-administrator (“Web Link”). All rights in Web Link (including text and “look and feel” attributes) are owned by the sub-administrator. Any commercial use of the content or any other aspect of Web Link requires the written permission of the sub-administrator. Use of the Web Link by the Company will be subject to any terms of use set forth on the web site. Web Link and the information (including text, graphics and functionality) in the Web Link is presented “As Is” and “As Available” without express or implied warranties including, but not limited to, implied warranties of non-infringement, merchantability and fitness for a particular purpose. The sub-administrator neither warrants that the Web Link will be uninterrupted or error free, nor guarantees the accessibility, reliability, performance, timeliness, sequence, or completeness of information provided on the Web Link.

     ARTICLE 14. Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement, draft or proposal with respect to the subject matter hereof, including the Administration Agreement between the Company and the Administrator dated December 23, 2002. This Agreement or any part hereof may be changed or waived only by an instrument in writing signed by the party against which enforcement of such change or waiver is sought.

     ARTICLE 15. Assignment. This Agreement shall not be assignable by either party without the prior written consent of the other party.

     ARTICLE 16. Agreement for Sole Benefit of the Administrator and the Company. This Agreement is for the sole and exclusive benefit of the Company and the Administrator and will not be deemed to be for the direct or indirect benefit of the clients or customers of the Company or the Administrator. The clients or customers of the Company or the Administrator will not be deemed to be third party beneficiaries of this Agreement nor to have any other contractual relationship with the Company by reason of this Agreement and each party hereto agrees to indemnify and hold harmless the other party from any claims of its clients or customers against the other party including any attendant expenses and attorneys’ fees, based on this Agreement or the services provided hereunder.

     ARTICLE 17. Waiver. Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by written instrument executed by such party. No failure of either party hereto to exercise any power or right granted hereunder, or to insist upon strict compliance with any obligation hereunder, and no custom or practice of the parties with regard to the terms of performance hereof, will constitute a waiver of the rights of such party to demand full and exact compliance with the terms of this Agreement.

     ARTICLE 18. Notice. Any notice required or permitted to be given by either party to the other shall be deemed sufficient if sent by registered or certified mail, federal express (or substantially similar delivery service), postage prepaid, addressed by the party giving notice to the other party at the last address furnished by the other party to the party giving notice: if to the Administrator at: Two Hopkins Plaza, Baltimore, MD 21201; and if to the Company, Attention: Mercantile Long-Short Manager Fund LLC, c/o SEI Mutual Fund Services, One Freedom Valley Drive, Oaks, Pennsylvania, 19456.

     ARTICLE 19. Force Majeure. No breach of any obligation of a party to this Agreement will constitute an event of default or breach to the extent it arises out of a cause, existing or future, that is beyond the control and without negligence of the party otherwise chargeable with breach or default, including without limitation: work action or strike; lockout or other labor dispute; flood; war; riot; theft; earthquake or natural disaster. Either party desiring to rely upon any of the foregoing as an excuse for default or breach will, when the cause arises, give to the other party prompt notice of the facts which constitute such cause; and, when the cause ceases to exist, give prompt notice thereof to the other party.

     ARTICLE 20. Equipment Failures. In the event of equipment failures beyond the Administrator’s control, the Administrator shall take reasonable steps to ensure that any sub-administrator can minimize service interruptions but shall have no liability with respect thereto. The sub-administrator shall be required to develop and maintain a plan for recovery from equipment failures which may include contractual arrangements with appropriate parties making reasonable provision for emergency use of electronic data processing equipment to the extent appropriate equipment is available.

     ARTICLE 21. Definitions of Certain Terms. The term “affiliated person,” when used in this Agreement, shall have the meaning specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

     ARTICLE 22. Headings. All Article headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and will not affect in any way the meaning or interpretation of this Agreement. Words used herein, regardless of the number and gender specifically used, will be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as the contract requires.

     ARTICLE 23. Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of laws principles thereof, and the applicable provisions of the 1940 Act. To the extent that the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

     ARTICLE 24. Multiple Originals. This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

     ARTICLE 25. Binding Agreement. This Agreement, and the rights and obligations of the parties hereunder, shall be binding on, and inure to the benefit of, the parties and their respective successors and assigns.

     ARTICLE 26. Severability.If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be illegal or invalid.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

MERCANTILE CAPITAL ADVISORS, INC.

By:

Name:
Title:

MERCANTILE LONG-SHORT MANAGER FUND LLC

By:

Name:
Title:

SCHEDULE A
 TO THE ADMINISTRATION AGREEMENT BETWEEN
MERCANTILE LONG-SHORT MANAGER FUND LLC
 AND
 MERCANTILE CAPITAL ADVISORS, INC.

  Administration Fee – 25 basis points per annum of the net assets of the Company
  Feeder Services Fee – $15,000.00 per annum

SUB-ADMINISTRATION AGREEMENT

      THIS AGREEMENT is made as of this ___ day of ____________, 2006, by and between Mercantile Capital Advisors, Inc., a Maryland corporation (the “Administrator”), and SEI Investments Global Funds Services, a Delaware business trust (the “Sub-Administrator”).

      WHEREAS, the Administrator has entered into Administration Agreements (the “Administration Agreements”) with each of the funds listed in Schedule A of this Agreement (each a “Fund”, collectively, the “Funds”), which are registered as non-diversified, closed-end management investment companies under the Investment Company Act of 1940, as amended (the “1940 Act”), consisting of limited liability company interests (the “Interests”); and

      WHEREAS, the Administrator desires to retain the Sub-Administrator to assist it in performing accounting, administrative and investor services to the Funds and the Sub-Administrator is willing to provide such services on the terms and conditions hereinafter set forth in this Agreement;

      NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained, the Administrator and the Sub-Administrator hereby agree as follows:

      ARTICLE 1. Retention of the Sub-Administrator. The Administrator hereby retains the Sub-Administrator to furnish the Funds with accounting, administrative and investor services as set forth in this Agreement, and the Sub-Administrator hereby accepts such employment. The Sub-Administrator shall be deemed to be an independent contractor for all purposes herein.

      ARTICLE 2. Administrative and Accounting Services. The Sub-Administrator shall perform or arrange for and supervise the performance by others of the accounting, administrative and investor services set forth in Schedule B hereto. In performing its duties under this Agreement, the Sub-Administrator will act in all material respects in accordance with each Fund’s Limited Liability Company Agreement (the “LLC Agreement”) and prospectus, as each may be amended (provided copies are delivered to the Sub-Administrator). The Sub-Administrator (i) shall not have or be required to have any authority to supervise the investment or reinvestment of the securities or other properties which comprise the assets of the Funds and (ii) shall not provide any investment advisory services to the Funds, and shall have no liability related to the foregoing. The Sub-Administrator shall provide the Funds with all necessary office space, equipment, supplies, personnel, compensation and facilities (including facilities for members’ and board of directors meetings) in connection with providing the services identified in Schedule B. The Sub-Administrator may sub-contract with third parties to perform certain of the services to be performed by the Sub-Administrator hereunder; provided, however, that the Sub-Administrator shall remain principally responsible to the Administrator for the acts and omissions of such other entities. In meeting its duties hereunder, Sub-Administrator shall have the general authority to do all acts deemed in the Sub-Administrator’s good faith belief to be necessary and proper to perform its obligations under this Agreement.

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     ARTICLE 3. Allocation of Charges and Expenses.

      (A) The Sub-Administrator. The Sub-Administrator shall furnish at its own expense the executive, supervisory and clerical personnel necessary to perform its obligations under this Agreement. The Sub-Administrator shall also pay all compensation, if any, of officers of the Funds who are affiliated persons of the Sub-Administrator or any affiliated corporation of the Sub-Administrator; provided, however, that unless otherwise specifically provided, the Sub-Administrator shall not be obligated to pay the compensation of any employee of the Administrator retained by the Directors of the Funds to perform services on behalf of the Funds.

      (B) Fund Expenses. Each Fund assumes and shall pay or cause to be paid all other expenses of the Fund not otherwise allocated in this Agreement, including, without limitation, organizational costs, taxes, expenses for legal and auditing services, expenses of preparing (including typesetting), printing and mailing reports, prospectuses, statements of additional information, proxy solicitation and tender offer materials and notices to existing members, all expenses incurred in connection with issuing and redeeming Interests, the costs of pricing services, the costs of custodial services, the cost of initial and ongoing registration of the Interests under Federal and state securities laws, fees and out-of-pocket expenses of Directors who are not affiliated persons of the Sub-Administrator or any affiliated corporation of the Sub-Administrator, the costs of Directors’ meetings, insurance, interest, brokerage costs, litigation and other extraordinary or nonrecurring expenses, and all fees and charges of service providers to the Funds. The Administrator shall reimburse the Sub-Administrator for its reasonable out-of-pocket expenses, including all reasonable charges for SAS 70 audit charges, and reasonable copying, postage, telephone, and fax charges incurred by the Sub-Administrator in the performance of its duties.

      ARTICLE 4. Compensation of the Sub-Administrator. The Administrator shall pay to the Sub-Administrator compensation at the annual rate specified in Schedule C to this Agreement until this Agreement is terminated in accordance with Article 6. Such compensation shall be calculated and accrued monthly, and paid to the Sub-Administrator quarterly, within 30 days of quarter-end, otherwise the Sub-Administrator shall be entitled to charge and/or set-off such amounts against any account of the Administrator. If this Agreement becomes effective subsequent to the first day of a month or terminates before the last day of a month, the Sub-Administrator’s compensation for that part of the month in which this Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth above.

      ARTICLE 5. Standard of Care; Limitation of Liability of the Sub-Administrator. The Sub-Administrator shall exercise due care and diligence to ensure the accuracy of all services performed under this Agreement. The duties of the Sub-Administrator shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against the Sub-Administrator hereunder. The Sub-Administrator shall not be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in carrying out its duties hereunder, except a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties hereunder. (As used in this Article 5, the term “Sub-Administrator” shall include officers, employees and other agents of the Sub-Administrator as well as that entity itself.) Under no

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circumstances shall the Sub-Administrator be liable to the Administrator for consequential, indirect or punitive damages. So long as the Sub-Administrator, or its agents, act without willful misfeasance, bad faith or gross negligence in the performance of their respective duties, and without reckless disregard of their respective obligations and duties hereunder, the Administrator assumes full responsibility and shall indemnify the Sub-Administrator and hold it harmless from and against any and all actions, suits and claims, whether groundless or otherwise, and from and against any and all losses, damages, costs, charges, reasonable counsel fees and disbursements, payments, expenses and liabilities (including reasonable investigation expenses) arising directly or indirectly out of any act or omission of the Sub-Administrator in carrying out its duties hereunder. The indemnity and defense provisions set forth herein shall indefinitely survive the termination of this Agreement.

      So long as the Administrator, or its agents, act without willful misfeasance, bad faith or gross negligence in the performance of their respective duties, and without reckless disregard of their respective obligations and duties hereunder, the Sub-Administrator assumes full responsibility and shall indemnify the Administrator and hold it harmless from and against any and all actions, suits and claims, whether groundless or otherwise, and from and against any and all losses, damages, costs, charges, reasonable counsel fees and disbursements, payments, expenses and liabilities (including reasonable investigation expenses) arising directly or indirectly out of the Sub-Administrator’s willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties hereunder. The indemnity and defense provisions set forth herein shall indefinitely survive the termination of this Agreement.

      The indemnification rights hereunder shall include the right to reasonable advances of defense expenses in the event of any pending or threatened litigation with respect to which indemnification hereunder may ultimately be merited. If in any case a party hereunder (the “Indemnifying Party”) is asked to indemnify or hold the other party harmless (the “Indemnified Party”), the Indemnified Party shall promptly notify and advise the Indemnifying Party of the pertinent facts concerning the situation in question, and the Indemnified Party will use all reasonable care to identify and notify the Indemnifying Party promptly concerning any situation which presents or appears likely to present the probability of such a claim for indemnification, but failure to do so shall not affect the rights hereunder.

      The Indemnifying Party shall be entitled to participate at its own expense in, or, if it so elects, to assume the defense of, any suit brought to enforce any claims subject to this indemnity provision. If the Indemnifying Party elects to assume the defense of any such claim, the defense shall be conducted by counsel chosen by the Indemnifying Party and satisfactory to the Indemnified Party, whose approval shall not be unreasonably withheld. In the event that the Indemnifying Party elects to assume the defense of any suit and retain counsel, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it. If the Indemnifying Party does not elect to assume the defense of a suit, it will reimburse the Indemnified Party for reasonable fees and expenses of any counsel retained by the Indemnified Party.

      The Indemnified Party may apply to the Indemnifying Party at any time for instructions and may consult counsel for the Indemnifying Party or the Funds as applicable, or its own counsel and

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each Fund’s accountants and other experts, at the Indemnifying Party’s expense, with respect to any matter arising in connection with the Indemnified Party’s duties. The Indemnified Party shall not be liable or accountable for any action taken or omitted by it in good faith in accordance with such instruction or with the opinion of such counsel, accountants or other experts.

      Also, the Indemnified Party shall be protected in acting upon any document which it reasonably believes to be genuine and to have been signed or presented by the proper authorized person or persons. Nor shall the Indemnified Party be held to have notice of any change of authority of any officers, employee or agent of the Indemnifying Party until receipt of written notice thereof from the Indemnifying Party.

     Nothing herein shall make the Indemnified Party liable for the performance or omissions of unaffiliated third parties not under the Indemnified Party’s reasonable control unless the Indemnified Party has delegated its duties hereunder to such third party such as, by way of example and not limitation, investment advisers or sub-advisers, postal or delivery services, telecommunications providers and processing and settlement services.

     The Sub-Administrator is entitled to rely on the price information provided by the underlying funds in which the Funds invest (including through their investment in any master fund), and brokers in order to calculate each Fund’s net asset value and the Sub-Administrator shall not be liable for any valuation errors resulting from the use of such information, provided the Sub-Administrator complies with the valuation procedures described in the prospectus and adopted by each Fund.

     ARTICLE 6. Duration and Termination of this Agreement. This Agreement shall become effective on the date set forth in Schedule C hereto and shall remain in effect for the full duration of the Initial Term and each Renewal Term, each as set forth in Schedule C, unless terminated in accordance with the provisions of this Article 6. This Agreement may be terminated only: (a) by either party hereto at the end of the Initial Term or the end of any Renewal Term on 90 days’ prior written notice; (b) by either party hereto on such date as is specified in written notice given by the terminating party, in the event of a material breach of this Agreement by the other party, provided the terminating party has notified the other party of such material breach at least 45 days prior to the specified date of termination and the breaching party has not remedied such breach by the specified date; or (c) as to any Fund, effective upon the liquidation of such Fund. For purposes of this paragraph, the term “liquidation” shall mean a transaction in which the assets of a Fund are sold or otherwise disposed of and proceeds therefrom are distributed in cash to the members in complete liquidation of the Interests of such members.

      ARTICLE 7. Activities of the Sub-Administrator. The services of the Sub-Administrator rendered to the Administrator are not to be deemed to be exclusive. The Sub-Administrator is free to render such services to others and to have other businesses and interests.

      ARTICLE 8. Proprietary and Confidential Information. The Sub-Administrator agrees on behalf of itself and its employees to treat confidentially and as proprietary information all records and other information relative to the Administrator and its affiliates and the Funds and their

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members received by the Sub-Administrator in connection with this Agreement, including any non-public personal information as defined in Regulation S-P, and that it shall not use or disclose any such information except for the purpose of carrying out the terms of this Agreement; provided,  however, that Sub-Administrator may disclose such information as required by law, or after prior notification to and approval in writing by the Administrator, which approval may not be withheld where the Sub-Administrator may be exposed to civil or criminal contempt proceedings or penalties for failure to comply.

      ARTICLE 9. Certain Records. The Sub-Administrator shall maintain customary records in connection with its duties as specified in this Agreement. Any records required to be maintained and preserved pursuant to Rules 31a-1 and 31a-2 under the 1940 Act which are prepared or maintained by the Sub-Administrator on behalf of the Administrator shall be prepared and maintained at the expense of the Sub-Administrator, but shall be the property of the Administrator and will be made available to or surrendered promptly to the Administrator on request.

      In case of any request or demand for the inspection of such records by another party, the Sub-Administrator shall notify the Administrator and follow the Administrator’s instructions as to permitting or refusing such inspection; provided that the Sub-Administrator may exhibit such records to any person in any case where it is advised by its counsel that it may be held liable for failure to do so, unless (in cases involving potential exposure only to civil liability) the Administrator has agreed to indemnify the Sub-Administrator against such liability.

     ARTICLE 10. Compliance with Governmental Rules and Regulations. The Sub-Administrator undertakes to comply in all material respects with applicable requirements of the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, the USA PATRIOT Act and any laws, rules and regulations of governmental authorities having jurisdiction with respect to the duties to be performed by the Sub-Administrator hereunder including any applicable anti-money laundering (“AML”) laws and regulations.

     ARTICLE 11. Internet Access. Data and information may be made electronically accessible to the Administrator and each Fund’s investment manager and/or investment advisers through Internet access to one or more links provided by the Sub-Administrator (“Web Link”). All rights in Web Link (including text and “look and feel” attributes) are owned by the Sub-Administrator. Any commercial use of the content or any other aspect of Web Link requires the written permission of the Sub-Administrator. Use of the Web Link by the Administrator or its agents will be subject to any terms of use set forth on the web site. Web Link and the information (including text, graphics and functionality) in the Web Link is presented “As Is” and “As Available” without express or implied warranties including, but not limited to, implied warranties of non-infringement, merchantability and fitness for a particular purpose. The Sub-Administrator neither warrants that the Web Link will be uninterrupted or error free, nor guarantees the accessibility, reliability, performance, timeliness, sequence, or completeness of information provided on the Web Link.

      ARTICLE 12. Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement, draft or proposal with

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respect to the subject matter hereof and the specific Funds identified herein. This Agreement or any part hereof may be changed or waived only by an instrument in writing signed by the party against which enforcement of such change or waiver is sought.

     ARTICLE 13. Assignment. This Agreement shall not be assignable by either party without the prior written consent of the other party.

     ARTICLE 14. Agreement for Sole Benefit of the Sub-Administrator and the Administrator. This Agreement is for the sole and exclusive benefit of the Sub-Administrator and the Administrator and will not be deemed to be for the direct or indirect benefit of the clients or customers of the Sub-Administrator or the Administrator. The clients or customers of the Sub-Administrator or the Administrator will not be deemed to be third party beneficiaries of this Agreement nor to have any other contractual relationship with the Sub-Administrator by reason of this Agreement and each party hereto agrees to indemnify and hold harmless the other party from any claims of its clients or customers against the other party including any attendant expenses and attorneys’ fees, based on this Agreement or the services provided hereunder.

     ARTICLE 15. Waiver. Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by written instrument executed by such party. No failure of either party hereto to exercise any power or right granted hereunder, or to insist upon strict compliance with any obligation hereunder, and no custom or practice of the parties with regard to the terms of performance hereof, will constitute a waiver of the rights of such party to demand full and exact compliance with the terms of this Agreement.

      ARTICLE 16. Notice. Any notice required or permitted to be given by either party to the other shall be deemed sufficient if sent by registered or certified mail, federal express (or substantially similar delivery service), postage prepaid, addressed by the party giving notice to the other party at the last address furnished by the other party to the party giving notice: if to the Administrator at: Attention: Fund Administration, Two Hopkins Plaza, Baltimore, MD 21201; and if to the Sub-Administrator, Attention: General Counsel, One Freedom Valley Drive, Oaks, Pennsylvania, 19456.

     ARTICLE 17. Force Majeure. No breach of any obligation of a party to this Agreement will constitute an event of default or breach to the extent it arises out of a cause, existing or future, that is beyond the reasonable control and without negligence of the party otherwise chargeable with breach or default, including without limitation: work action or strike; lockout or other labor dispute; flood; war; riot; theft; earthquake or natural disaster. Either party desiring to rely upon any of the foregoing as an excuse for default or breach will, when the cause arises, give to the other party prompt notice of the facts which constitute such cause; and, when the cause ceases to exist, give prompt notice thereof to the other party.

      ARTICLE 18. Equipment Failures and Business Continuity and Disaster Recovery Plan. The Sub-Administrator shall develop and maintain a plan for recovery from equipment failures which may include contractual arrangements with appropriate parties making reasonable provision for emergency use of electronic data processing equipment and shall seek to reasonably ensure that the appropriate equipment is available. The Sub-Administrator shall maintain adequate and reliable

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computer and other equipment necessary or appropriate to carry out its obligations under this Agreement. Upon the Administrator’s reasonable request, the Sub-Administrator shall provide supplemental information concerning aspects of the disaster recovery and business continuity plan that are relevant to the services provided hereunder. In the event of equipment failures beyond the Sub-Administrator’s reasonable control, the Sub-Administrator shall take commercially reasonable and prompt steps to minimize service interruptions and shall follow applicable procedures in its disaster recovery and business continuity plan and use all commercially reasonable efforts to minimize service interruptions but shall have no liability for any damage, loss of data, delay or any other loss whatsoever caused by events beyond its reasonable control.

      ARTICLE 19. Definitions of Certain Terms. The term “affiliated person,” when used in this Agreement, shall have the meaning specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission (the “SEC”).

     ARTICLE 20. Headings. All Article headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and will not affect in any way the meaning or interpretation of this Agreement. Words used herein, regardless of the number and gender specifically used, will be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as this Agreement requires.

      ARTICLE 21. Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of laws principles therof, and the applicable provisions of the 1940 Act. To the extent that the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

      ARTICLE 22. Multiple Originals. This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

      ARTICLE 23. Binding Agreement. This Agreement, and the rights and obligations of the parties hereunder, shall be binding on, and inure to the benefit of, the parties and their respective successors and assigns.

      ARTICLE 24. Severability. If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be illegal or invalid.

      ARTICLE 25. Prior Agreements Superseded. This Agreement supersedes and replaces in all respects the Sub-Administration Agreement entered into by the parties as of January 1, 2003,

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and such agreement is hereby terminated (subject to the survival of any provisions that such agreement states will survive its termination).

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

MERCANTILE CAPTIAL ADVISORS, INC.

By:

Name:
Title:

SEI INVESTMENTS GLOBAL FUNDS SERVICES

By:

Name:
Title:

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SCHEDULE A

MASTER FUNDS

Mercantile Long-Short Manager Master Fund LLC
Mercantile Alternative Strategies Master Fund LLC
Mercantile Absolute Return Master Fund LLC

FEEDER FUNDS

Mercantile Long-Short Manager Fund LLC
Mercantile Alternative Strategies Fund LLC
Mercantile Absolute Return Fund LLC
Mercantile Long-Short Manager Fund for Tax-Exempt/Deferred Investors (TEDI) LLC
Mercantile Alternative Strategies Fund for Tax-Exempt/Deferred Investors (TEDI) LLC
Mercantile Absolute Return Fund for Tax-Exempt/Deferred Investors (TEDI) LLC

[END OF SCHEDULE A]

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SCHEDULE B

LIST OF SERVICES

1. DESCRIPTION OF ACCOUNTING SERVICES ON A CONTINUOUS BASIS.

      The Sub-Administrator will perform the following accounting services with respect to each Fund:

(i)	Journalize investment, capital and income and expense activities;

(ii)	Receive investment activity for hedge fund-of-fund investments from the Fund’s investment adviser (the “Adviser”) in written form and facilitate notification and wire movement process to such funds;

(iii)	Receive buy/sell trade tickets from the Adviser, process the activity on the books and records of the Fund and reconcile such activity with the Fund’s custodian;

(iv)	Maintain individual ledgers for each investment fund in which the Fund is invested and use valuations provided by the investment funds in which the Fund is invested or as reported by the Adviser;

(v)	Maintain historical tax lots for each security;

(vi)	Record and reconcile corporate action activity and all other capital changes;

(vii)	Reconcile cash and investment balances of the Fund with the Fund’s custodian, and provide the Adviser with the beginning cash balance available for investment purposes;

(viii)	Calculate contractual expenses, including management fees and incentive fee, as applicable, in accordance with the Fund’s prospectus and LLC Agreement;

(ix)	Post to and prepare the Statement of Assets and Liabilities and the Statement of Operations in U.S. dollar terms;

(x)	Monitor the expense accruals and notify the Administrator of any proposed adjustments;

(xi)	Control all disbursements and authorize such disbursements from the Fund’s account with the custodian upon written instructions from the Administrator or any other person duly authorized by the Administrator to give such instructions on behalf of the Fund;

(xii)	Calculate capital gains and losses;

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(xiii)	Determine net income;

(xiv)	Determine applicable foreign exchange gains and losses on payables and receivables, if applicable;

(xv)	Transmit or mail copy of the monthly portfolio valuation to the Adviser;

(xvi)	Arrange for the computation of the net asset value in accordance with the provisions of the Fund’s LLC Agreement and prospectus;

(xvii)	As appropriate, compute total return and expenses; and

(xviii)	Maintain records and other information necessary on a book basis to facilitate the preparation of the Fund’s tax returns and tax information reports to the members by the audit firm.

2. DESCRIPTION OF ADMINISTRATION SERVICES ON A CONTINUOUS BASIS.

      The Sub-Administrator will perform the following administration services if required with respect to each Fund:

(i)	Prepare monthly security transaction listings;

(ii)	Supply various normal and customary fund statistical data as requested on an ongoing basis;

(iii)	Prepare and file with the SEC via EDGAR the Fund’s (A) Annual and Semi- Annual Reports on Form N-SAR, (B) Certified Shareholder Reports on Form N- CSR, (C) Quarterly Schedules of Portfolio Holdings on Form N-Q, (D) Annual Reports of Proxy Voting Record on Form N-PX;

(iv)	Coordinate with the Administrator with respect to the printing and mailing of the Fund’s annual and semi-annual shareholder reports;

(v)	Provide the Fund accounting and financial reports in connection with quarterly meetings of the board of directors as are required or as the board of directors may reasonably request;

(vi)	Manage the tender offer process, including: distribute tender offers, track member responses and tabulate tender offer results;

(vii)	Provide individuals to serve as officers of the Fund, as requested;

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(viii)	Coordinate with the Fund’s counsel on reviewing and filing registration statements and tender offers, and coordinate printing and delivery of prospectus and tender offers;

(ix)	Coordinate the Fund’s board of directors’ schedule, agenda and production of board meeting materials, and attend board of directors meetings (if requested);

(x)	Coordinate the preparation, review and execution of contracts between the Fund and third parties;

(xi)	Coordinate as necessary the registration or qualification of Interests with appropriate state securities authorities;

(xii)	Provide compliance services for the Fund as follows:

(a) Provide back-end, quantitative compliance testing as mutually agreed to by the Administrator and Sub-Administrator from time to time; provided, however, that the Administrator acknowledges that the Advisers are responsible for ensuring the Funds’ compliance with the 1940 Act and the investment policies and restrictions listed in the Fund’s prospectus;

(b) Research and report compliance exceptions to such persons as the Administrator directs;

(c) Collect and report to the Administrator and the Fund’s board of directors on a quarterly basis information related to transactions reportable under the 1940 Act and Fund procedures;

(d) Provide 1940 Act portfolio compliance training for the Adviser and the Fund’s compliance personnel once a year at the Sub-Administrator’s headquarters or such other place as the parties may agree;

(xiii)	With respect to the ownership of, or transactions in, Interests for which the Sub- Administrator maintains applicable Interest holder information, the Sub- Administrator shall:

(a)	(i) Verify the identity of any person seeking to open an account with the Fund, (ii) maintain records of the information used to verify the person’s identity and (iii) determine whether the person appears on any lists of known or suspected terrorists or terrorist organizations provided to the Fund by any government agency; in accordance with Section 326 of the USA PATRIOT Act and any regulations thereunder;

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	(b)	Determine when a suspicious activity report (“SAR”) should be filed as required by the regulations applicable to the Fund; prepare and file the SAR; notify the Fund of the SAR unless prohibited by law;

	(c)	Submit all financial transactions against the Office of Foreign Asset Control (“OFAC”) database and FinCEN’s (formerly the SEC’s) Control List as may be required from time to time by applicable regulator authorities;

	(d)	Compare account information to any FinCEN request received by the Fund and provided to the transfer agent pursuant to USA PATRIOT Act Sec. 314(a). Provide the Fund with documents/information necessary to respond to requests under USA PATRIOT Act Sec. 314(a) within required time frames;

	(e)	Place holds on transactions in member accounts or freeze assets in member accounts, as provided in the Sub-Administrator’s anti-money laundering programs and in accordance with the USA PATRIOT Act and OFAC, subject to the provisions of this Agreement;

	(f)	Maintain all records or other documentation related to member accounts and transactions therein that are required to be prepared and maintained pursuant to the Sub-Administrator’s AML program, and make the same available for inspection by (i) the Fund’s AML Compliance Officer, (ii) any auditor of the Fund’s AML program or related procedures, policies or controls that has been designated by the Fund in writing, or (iii) regulatory or law enforcement authorities, and otherwise make said records or other documents available at the direction of the Fund’s AML Compliance Officer;

	(g)	Perform such other related services as may be required by applicable law as to the Sub-Administrator’s AML program; and

(xiv)	Perform such additional administrative duties relating to the administration of the Fund as may subsequently be agreed upon in writing between the Administrator and the Sub-Administrator.

3. DESCRIPTION OF INVESTOR SERVICES ON A CONTINUOUS BASIS.

      The Sub-Administrator will perform the following functions with respect to each Fund:

(i)	Maintain the register of members and enter on such register all issues, transfers and repurchases of Interests;

(ii)	Arrange for the calculation of the issue and repurchase prices of Interests in accordance with the Fund’s LLC Agreement;

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(iii)	Allocate income, expenses, gains and losses to individual members’ capital accounts in accordance with the Fund’s LLC Agreement;

(iv)	Calculate the incentive fee in accordance with the Fund’s LLC Agreement and reallocate corresponding amounts from the members’ accounts to the account of Mercantile Capital Advisors, Inc., the Fund’s investment manager;

(v)	Coordinate the annual mailing of Form K-1 prepared by the audit firm to each member in accordance with applicable tax regulations; and

(vi)	Provide statements to members on a monthly basis or as frequently as may otherwise be agreed that set forth the value of and appropriate detail for the members’ Interests.

[END OF SCHEDULE B]

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SCHEDULE C
Fees & Expenses

Administration, Accounting Services and Investor Servicing Fee:

Asset Based Fees – calculated based on the net assets of each Master Fund identified in Schedule A of this Agreement. The fees are calculated monthly and paid quarterly.

Asset Level	per Master Fund
First $500 million	10 BP
Excess of $500 million	8 BP

Minimum Annual Fees

per Master Fund
Minimum	$60,000

Per each Feeder Fund identified in Schedule A of this Agreement:

$15,000 per Feeder Fund; paid in equal quarterly installments.

Investor Servicing Fee:	Annual charge of $20,000 per Master Fund (paid in equal quarterly installments), plus Feeder Fund fees of:
	•	$40 annual per investor account charge;
	•	$25 per new investor set up charge (one-time); and
	•	$12 per investor transaction.

The “per investor” Investor Serving Fees shall be allocated to the Feeder Funds as applicable.

Other:	All reasonable out of pocket expenses (i.e., blue sky fees, fulfillment charges, pricing service fees, postage, registration fees, facsimile and telephone charges) incurred by the Sub-Administrator on behalf of the Funds would be billed to the Funds quarterly in arrears.

Term:	This Agreement shall become effective on ______________, 2006 and shall remain in effect through ______________, 2009 (“Initial Term”) and, thereafter, for successive terms of one year each (each a “Renewal Term”), unless and until this Agreement is terminated in accordance with the provisions of Article 6 hereof.

[END OF SCHEDULE C]

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CUSTODIAN SERVICES AGREEMENT

     THIS CUSTODIAN SERVICES AGREEMENT is entered into as of__________, 2006, by and between SEI PRIVATE TRUST COMPANY, a savings association supervised by the Office of Thrift Supervision (“SEI Trust”), and MERCANTILE LONG-SHORT MANAGER FUND LLC, a Delaware limited liability company (the “Fund”).

W I T N E S S E T H:

     WHEREAS, the Fund is registered as a closed-end, non-diversified management investment company under the Investment Company Act of 1940, as amended (the "1940 Act”); and

     WHEREAS, the Fund wishes to retain SEI Trust to provide custodian services, and SEI Trust wishes to furnish custodian services, either directly or through an affiliate or affiliates, as more fully described herein.

     NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	DEFINITIONS.

	(a)	1933 ACT means the Securities Act of 1933, as amended.

	(b)	1934 ACT means the Securities Exchange Act of 1934, as amended.

	(c)	AUTHORIZED PERSON means any officer of the Fund and any other person authorized by the Fund to give Oral or Written Instructions on behalf of the Fund. An Authorized Person’s scope of authority may be limited by setting forth such limitation in a written document signed by both parties hereto.

	(d)	BOOK-ENTRY SYSTEM means Federal Reserve Treasury book-entry system for United States and federal agency securities, its successor or successors, and its nominee or nominees and any book-entry system maintained by an exchange registered with the SEC under the 1934 Act.

	(e)	CEA means the Commodities Exchange Act, as amended.

	(f)	INTERESTS mean the limited liability company interests of any series or class of the Fund.

	(g)	ORAL INSTRUCTIONS mean oral instructions received by SEI Trust from an Authorized Person or from a person reasonably believed by SEI

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Trust to be an Authorized Person. SEI Trust may, in its sole discretion in each separate instance, consider and rely upon instructions it receives from an Authorized Person via electronic mail as Oral Instructions.

(h)	PROPERTY means:

(i) any and all securities and other investment items which the Fund may from time to time deposit, or cause to be deposited, with SEI Trust or which SEI Trust may from time to time hold for the Fund;

(ii) all income in respect of any of such securities or other investment items;

(iii) all proceeds of the sale of any of such securities or investment items; and

(iv) all proceeds of the sale of securities issued by the Fund, which are received by SEI Trust from time to time, from or on behalf of the Fund.

(i)	SEI TRUST means SEI Private Trust Company or a subsidiary or affiliate of SEI Private Trust Company.

(j)	SEC means the Securities and Exchange Commission.

(k)	SECURITIES LAWS mean the 1933 Act, the 1934 Act, the 1940 Act and the CEA.

(l)	WRITTEN INSTRUCTIONS mean (i) written instructions delivered by hand, mail or facsimile sending device and signed by two Authorized Persons and received by SEI Trust or (ii) trade instructions transmitted by means of an electronic transaction reporting system which requires the use of a password or other authorized identifier in order to gain access. The instructions may be delivered electronically or by hand, mail or facsimile sending device.

2.     APPOINTMENT. The Fund hereby appoints SEI Trust to provide custodian services to the Fund, and SEI Trust accepts such appointment and agrees to furnish such services.

3.      DELIVERY OF DOCUMENTS. The Fund has provided or, where applicable, will provide SEI Trust with the following:

(a)	at SEI Trust’s request, certified or authenticated copies of the resolutions of the Fund’s board of directors, approving the appointment of SEI Trust or its affiliates to provide services;

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(b)	a copy of the Fund’s most recent effective registration statement;

(c)	a copy of the Fund’s advisory and sub-advisory agreements;

(d)	a copy of the distribution/underwriting agreements with respect to each class of Interests;

(e)	a copy of the Fund’s administration agreement;

(f)	copies of any distribution and/or member servicing plans and agreements made in respect of the Fund or a class thereof; and

(g)	certified or authenticated copies of any and all amendments or supplements to the foregoing.

4.    COMPLIANCE WITH LAWS.

     SEI Trust undertakes to comply with material applicable requirements of the Securities Laws and material laws, rules and regulations of governmental authorities having jurisdiction with respect to the duties to be performed by SEI Trust hereunder. Except as specifically set forth herein, SEI Trust assumes no responsibility for compliance with such laws by the Fund or any other entity.

5.	INSTRUCTIONS.

	(a)	Unless otherwise provided in this Agreement, SEI Trust shall act only upon Oral Instructions or Written Instructions.

	(b)	SEI Trust shall be entitled to rely upon any Oral Instruction or Written Instruction it receives from an Authorized Person (or from a person reasonably believed by SEI Trust to be an Authorized Person) pursuant to this Agreement. SEI Trust may assume that any Oral Instructions or Written Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Fund or of any vote, resolution or proceeding of the Fund’s board of directors or of the Fund’s members, unless and until SEI Trust receives Written Instructions to the contrary, SEI Trust has actual knowledge to the contrary, or such Oral Instructions or Written Instructions are not the type of Oral Instructions or Written Instructions that an Authorized Person is authorized to give and the Fund has given SEI Trust written notice of the relevant limitation on the types of Oral Instructions or Written Instructions that such Authorized Person is authorized to give and such Oral Instructions or Written Instructions are clearly not with such authorized types.

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	(c)	The Fund agrees to forward to SEI Trust Written Instructions confirming Oral Instructions (except where such Oral Instructions are given by SEI Trust or its affiliates) so that SEI Trust receives the Written Instructions by the close of business on the same day that such Oral Instructions are received by SEI Trust. The fact that such confirming Written Instructions are not received by SEI Trust or differ from the Oral Instructions shall in no way invalidate the transactions or enforceability of the transactions authorized by the Oral Instructions or SEI Trust’s ability to rely upon such Oral Instructions.

6.	RIGHT TO RECEIVE ADVICE.

	(a)	ADVICE OF THE FUND. If SEI Trust is in doubt as to any action it should or should not take, SEI Trust may request directions or advice, including Oral Instructions or Written Instructions, from the Fund.

	(b)	ADVICE OF COUNSEL. If SEI Trust shall be in doubt as to any question of law pertaining to any action it should or should not take, SEI Trust may request advice from reputable counsel of its own choosing and which counsel is reasonably acceptable to the Fund (who may be counsel for the Fund, the Fund’s investment adviser or SEI Trust, at the option of SEI Trust), and such cost shall be borne by the Fund.

	(c)	CONFLICTING ADVICE. In the event of a conflict between directions or advice or Oral Instructions or Written Instructions SEI Trust receives from the Fund, and the advice it receives from counsel, SEI Trust shall be entitled to rely upon and follow the advice of counsel. In the event SEI Trust relies on the advice of counsel, SEI Trust remains liable for any action or omission on the part of SEI Trust that constitutes willful misfeasance, bad faith, gross negligence or reckless disregard by SEI Trust of any duties, obligations or responsibilities set forth in this Agreement.

	(d)	PROTECTION OF SEI TRUST. SEI Trust shall be indemnified by the Fund and without liability for any action SEI Trust reasonably takes or does not take in reliance upon directions or advice or Oral Instructions or Written Instructions SEI Trust receives from or on behalf of the Fund or from counsel to the Fund and which SEI Trust believes, in good faith, to be consistent with those directions or advice or Oral Instructions or Written Instructions. Nothing in this section shall be construed so as to impose an obligation upon SEI Trust in the absence of SEI Trust’s gross negligence (i) to seek such directions or advice or Oral Instructions or Written Instructions, or (ii) to act in accordance with such directions or advice or Oral Instructions or Written Instructions.

7.     RECORDS; VISITS. The books and records pertaining to the Fund, which are in the possession or under the control of SEI Trust shall be the property of the Fund. Such

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books and records shall be prepared and maintained as required by the 1940 Act (specifically including but not limited to Section 31 thereof and Rule 31a-1 and 31a-2) and other applicable securities laws, rules and regulations. The Fund and Authorized Persons shall have access to such books and records at all times during SEI Trust’s normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by SEI Trust to the Fund or to an authorized representative of the Fund, at the Fund’s expense. No records of the Fund in possession of SEI Trust may be destroyed other than in accordance with the standard policies and procedures of SEI Trust in effect from time to time. In the event of the termination of this Agreement, all books and records maintained pursuant to this Section 7 shall be delivered in accordance with Section 16 of this Agreement.

8.     CONFIDENTIALITY. Each party shall keep confidential any information relating to the other party’s business (“Confidential Information”). Confidential Information shall include (a) any data or information that is competitively sensitive material, and not generally known to the public, including, but not limited to, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of the Fund or SEI Trust, their respective subsidiaries and affiliated companies and the customers, clients and suppliers of any of them; (b) any scientific or technical information, design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords the Fund or SEI Trust a competitive advantage over its competitors; (c) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, know-how, and trade secrets, whether or not patentable or copyrightable; and (d) anything designated as confidential. Notwithstanding the foregoing, information shall not be subject to such confidentiality obligations if it: (a) is already known to the receiving party at the first time it is obtained; (b) is or becomes publicly known or available through no wrongful act of the receiving party; (c) is rightfully received from a third party who, to the best of the receiving party’s knowledge, is not under a duty of confidentiality; (d) is released by the protected party to a third party without restriction; (e) is required to be disclosed by the receiving party pursuant to a requirement of a court order, subpoena, governmental or regulatory agency or law (provided the receiving party will provide the other party written notice of such requirement, to the extent such notice is permitted); (f) is relevant to the defense of any claim or cause of action asserted against the receiving party; or (g) has been or is independently developed or obtained by the receiving party.

9.     COOPERATION WITH ACCOUNTANTS. SEI Trust shall cooperate with the Fund’s independent public accountants and shall take all reasonable action to make any requested information available to such accountants as reasonably requested by the Fund.

10.    SEI SYSTEM. SEI Trust shall retain title to and ownership of any and all data bases, computer programs, screen formats, report formats, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts,

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expertise, patents, copyrights, trade secrets, and other related legal rights utilized by SEI Trust in connection with the services provided by SEI Trust to the Fund.

11.    DISASTER RECOVERY. SEI Trust shall enter into and shall maintain in effect with appropriate parties one or more agreements making reasonable provisions for emergency use of electronic data processing equipment to the extent appropriate equipment is available. In the event of equipment failures, SEI Trust shall, at no additional expense to the Fund, take reasonable steps to minimize service interruptions. SEI Trust shall have no liability with respect to the loss of data or service interruptions caused by equipment failure provided such loss or interruption is not caused by SEI Trust’s own willful misfeasance, bad faith, gross negligence or reckless disregard of its duties or obligations under this Agreement.

12.    COMPENSATION. As compensation for the services rendered by SEI Trust under this Agreement, the Fund will pay to SEI Trust the fee set forth in Schedule B of this Agreement. The Fund acknowledges that SEI Trust may receive float benefits in connection with maintaining certain accounts required to provide services under this Agreement.

13.    INDEMNIFICATION. The Fund agrees to indemnify and hold harmless SEI Trust and its affiliates, including their respective officers, directors, agents and employees, from all taxes, charges, expenses, assessments, claims and liabilities (including, without limitation, attorneys’ fees and disbursements and liabilities arising under the Securities Laws and any state and foreign securities and blue sky laws) arising directly or indirectly from any action or omission to act which SEI Trust takes in connection with the provision of services to the Fund. Neither SEI Trust, nor any of its affiliates, shall be indemnified against any liability (or any expenses incident to such liability) caused by SEI Trust’s or its affiliates’ own willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of SEI Trust’s activities under this Agreement. The provisions of this Section 13 shall survive termination of this Agreement.

14.	RESPONSIBILITY OF SEI TRUST.

	(a)	SEI Trust shall be under no duty to take any action hereunder on behalf of the Fund except as specifically set forth herein or as may be specifically agreed to by SEI Trust and the Fund in a written amendment hereto. SEI Trust shall be obligated to exercise reasonable care and diligence in the performance of its duties hereunder and to act in good faith in performing services provided for under this Agreement. SEI Trust shall be liable only for any damages arising out of SEI Trust’s failure to perform its duties under this Agreement to the extent such damages arise out of SEI Trust’s willful misfeasance, bad faith, gross negligence or reckless disregard of its duties under this Agreement. SEI Trust shall not be relieved of its responsibilities or liabilities if it engages sub-custodians or other agents to perform its duties hereunder.

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(b)	Notwithstanding anything in this Agreement to the contrary, (i) provided that SEI Trust has acted in accordance with the standard of care set forth in Section 14(a), SEI Trust shall not be liable for losses, delays, failure, errors, interruption or loss of data occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation acts of god; action or inaction of civil or military authority; public enemy; war; terrorism; riot; fire; flood; sabotage; epidemics; labor disputes; civil commotion; interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; insurrection; elements of nature; or non-performance by a third party; and (ii) SEI Trust shall not be under any duty or obligation to inquire into and shall not be liable for the validity or invalidity, authority or lack thereof, or truthfulness or accuracy or lack thereof, of any instruction, direction, notice, instrument or other information which SEI Trust reasonably believes to be genuine.

(c)	Notwithstanding anything in this Agreement to the contrary, neither SEI Trust nor its affiliates shall be liable for any consequential, special or indirect losses or damages, whether or not the likelihood of such losses or damages was known by SEI Trust or its affiliates.

(d)	No party may assert a cause of action against SEI Trust or any of its affiliates that allegedly occurred more than 12 months immediately prior to the filing of the suit (or, if applicable, commencement of arbitration proceedings) alleging such cause of action.

(e)	Each party shall have a duty to mitigate damages for which the other party may become responsible.

The provisions of this Section 14 shall survive termination of this Agreement.

15.    DESCRIPTION OF SERVICES. SEI Trust shall perform the custodian services set forth in Schedule A hereto. SEI Trust may sub-contract with third parties to perform certain of the services to be performed by SEI Trust hereunder; provided, however, that SEI Trust shall remain principally responsible to the Fund for the acts and omissions of such other entities. In meeting its duties hereunder, SEI Trust shall have the general authority to do all acts deemed in SEI Trust’s good faith belief to be necessary and proper to perform its obligations under this Agreement.

16.    DURATION AND TERMINATION. This Agreement shall continue until terminated by the Fund or SEI Trust on sixty (60) days’ prior written notice to the other party. In the event this Agreement is terminated (pending appointment of a successor to SEI Trust or vote of the members of the Fund to dissolve or to function without a custodian of its cash, securities or other property), SEI Trust shall not deliver the Fund’s cash, securities or other property to the Fund. It may deliver them to a bank or trust company, which is a “bank” as defined in the 1940 Act, of SEI Trust’s choice, having an

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aggregate capital, surplus and undivided profits, as shown by its last published report, of not less than twenty million dollars ($20,000,000), as a custodian for the Fund to be held under terms similar to those of this Agreement. SEI Trust shall not be required to make any delivery or payment of assets upon termination of this Agreement until full payment shall have been made to SEI Trust of all of its fees, compensation, costs and expenses (such expenses include, without limitation, expenses associated with movement (or duplication) of records and materials and conversion thereof to a successor service provider, or to a bank or trust company pending appointment of such successor, and all trailing expenses incurred by SEI Trust); provided, however, that any amounts owed to SEI Trust which the Fund has specified to SEI Trust in writing as in dispute to payment prior to such termination shall be held in escrow pending resolution of such dispute. SEI Trust shall have a security interest in and shall have a right of setoff against the Property as security for the payment of such fees, compensation, costs and expenses.

17.    NOTICES. Notices shall be addressed (a) if to SEI Trust at One Freedom Valley Drive, Oaks, Pennsylvania 19456, Attention: General Counsel; (b) if to the Fund, to Mercantile Capital Advisors, Inc., at Two Hopkins Plaza, Baltimore, Maryland 21201, Attention: General Counsel; or (c) if to neither of the foregoing, at such other address as shall have been given by like notice to the sender of any such notice or other communication by the other party. If notice is sent by confirming electronic, hand or facsimile sending device, it shall be deemed to have been given immediately. If notice is sent by first-class mail, it shall be deemed to have been given five days after it has been mailed. If notice is sent by messenger, it shall be deemed to have been given on the day it is delivered.

18.    AMENDMENTS. This Agreement, or any term hereof, may be changed or waived only by a written amendment, signed by the party against whom enforcement of such change or waiver is sought.

19.    DELEGATION; ASSIGNMENT. SEI Trust may assign its rights and delegate its duties hereunder to any affiliate of SEI Investments Company provided that SEI Trust gives the Fund 30 days’ prior written notice of such assignment or delegation; and provided further that no such assignment will relieve SEI Trust of any of its obligations hereunder.

20.    COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.    FURTHER ACTIONS. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

22.	MISCELLANEOUS.

	(a)	ENTIRE AGREEMENT. This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements

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and understandings relating to the subject matter hereof, including the Custodian Services Agreement between the Fund and SEI Trust dated December 30, 2002; provided that the parties may embody in one or more separate documents their agreement, if any, with respect to delegated duties.

(b)	NO REPRESENTATIONS OR WARRANTIES. Except as expressly provided in this Agreement, SEI Trust hereby disclaims all representations and warranties, express or implied, made to the Fund or any other person, including, without limitation, any warranties regarding quality, suitability, merchantability, fitness for a particular purpose or otherwise (irrespective of any course of dealing, custom or usage of trade), of any services or any goods provided incidental to services provided under this Agreement. SEI Trust disclaims any warranty of title or non-infringement except as otherwise set forth in this Agreement.

(c)	NO CHANGES THAT MATERIALLY AFFECT OBLIGATIONS. Notwithstanding anything in this Agreement to the contrary, the Fund agrees not to make any modifications to its registration statement or adopt any policies which would affect materially the obligations or responsibilities of SEI Trust hereunder without the prior written approval of SEI Trust, which approval shall not be unreasonably withheld or delayed.

(d)	CAPTIONS. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

(e)	GOVERNING LAW. This Agreement shall be deemed to be a contract made in Pennsylvania and governed by the laws of the Commonwealth of Pennsylvania, without regard to principles of conflicts of law.

(f)	PARTIAL INVALIDITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

(g)	SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(h)	FACSIMILE SIGNATURES. The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

SEI PRIVATE TRUST COMPANY

By:

Name:
Title:

MERCANTILE LONG-SHORT MANAGER FUND LLC

By:

Name:
Title:

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SCHEDULE A

DESCRIPTION OF SERVICES.

SEI Trust shall provide the following list of services to the Fund:

1.	DELIVERY OF THE PROPERTY. The Fund will deliver or arrange for delivery to SEI Trust, all the Property owned by it, including cash received as a result of the distribution of Interests, during the term of this Agreement. SEI Trust will not be responsible for such Property until actual receipt.

2.	RECEIPTS AND DISBURSEMENT OF MONEY. SEI Trust, acting upon Written Instructions, shall open and maintain separate accounts in the Fund’s name (“Accounts”) and shall hold in such Accounts all cash received from or for the account of the Fund, subject to the terms of this Agreement.

SEI Trust shall make cash payments from or for the Accounts of the Fund only for:

	(a)	purchases of securities in the name of the Fund, SEI Trust, SEI Trust’s nominee or a sub-custodian or nominee thereof as provided in Section 9 and for which SEI Trust has received a copy of the broker’s or dealer’s confirmation or payee’s invoice, as appropriate;

	(b)	purchase or redemption of Interests of the Fund delivered to SEI Trust;

	(c)	payment of, subject to Written Instructions, interest, taxes, administration, accounting, distribution, advisory, management fees or similar expenses which are to be borne by the Fund;

	(d)	payment to, subject to receipt of Written Instructions, the Fund’s investor services agent, as agent for the members, of an amount equal to the amount of dividends and distributions stated in the Written Instructions to be distributed in cash by the investor services agent to members, or, in lieu of paying the Fund’s investor services agent, SEI Trust may arrange for the direct payment of cash dividends and distributions to members in accordance with procedures mutually agreed upon from time to time by and among the Fund, SEI Trust and the Fund’s investor services agent;

	(e)	payments, upon receipt of Written Instructions, in connection with the conversion, exchange or surrender of securities owned or subscribed to by the Fund and held by or delivered to SEI Trust;

	(f)	payments made to a sub-custodian pursuant to provisions in sub-section (c) of this Section; and

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(g) other payments, upon Written Instructions.

SEI Trust is hereby authorized to endorse and collect all checks, drafts or other orders for the payment of money received as custodian for the Accounts.

3.	RECEIPT OF SECURITIES; SUB-CUSTODIANS.

SEI Trust shall hold all securities received by it for the Accounts in a separate account that physically segregates such securities from those of any other persons, firms or corporations, except for securities held in a book-entry system. All such securities shall be held or disposed of only upon Written Instructions of the Fund pursuant to the terms of this Agreement. SEI Trust shall have no power or authority to assign, hypothecate, pledge or otherwise dispose of any such securities or investment, except upon the express terms of this Agreement or upon Written Instructions authorizing the transaction. In no case may any member of the Fund’s board of directors, or any officer, employee or agent of the Fund withdraw any securities.

At SEI Trust’s own expense and for its own convenience, SEI Trust may enter into sub-custodian agreements with other banks or trust companies to perform duties described in this Section 3 with respect to domestic assets. Such bank or trust company shall have an aggregate capital, surplus and undivided profits, according to its last published report, of at least one million dollars ($1,000,000), if it is a subsidiary or affiliate of SEI Trust, or at least twenty million dollars ($20,000,000) if such bank or trust company is not a subsidiary or affiliate of SEI Trust. In addition, such bank or trust company must be qualified to act as custodian under the 1940 Act and agree to comply with the relevant provisions of applicable rules and regulations. Any such arrangement will not be entered into without prior written notice to the Fund (or as otherwise provided in the 1940 Act).

In addition, SEI Trust may enter into arrangements with sub-custodians with respect to services regarding foreign assets. Any such arrangement will be entered into with prior written notice to the Fund (or as otherwise provided in the 1940 Act).

SEI Trust shall remain responsible for the performance of all of its duties as described in this Agreement and shall hold the Fund harmless from its own acts or omissions, under the standards of care provided for herein, or the acts and omissions of any sub-custodian chosen by SEI Trust under the terms of this Section 3.

4.	TRANSACTIONS REQUIRING INSTRUCTIONS. Upon receipt of Oral Instructions or Written Instructions and not otherwise, SEI Trust, directly or through the use of the book-entry system, shall:

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(a)	deliver any securities held for the Fund against the receipt of payment for the sale of such securities;

(b)	execute and deliver to such persons as may be designated in such Oral Instructions or Written Instructions, proxies, consents, authorizations, and any other instruments whereby the authority of the Fund as owner of any securities may be exercised;

(c)	deliver any securities to the issuer thereof, or its agent, when such securities are called, redeemed, retired or otherwise become payable at the option of the holder; provided that, in any such case, the cash or other consideration is to be delivered to SEI Trust;

(d)	deliver any securities held for the Fund against receipt of other securities or cash issued or paid in connection with the liquidation, reorganization, refinancing, tender offer, merger, consolidation or recapitalization of any corporation, or the exercise of any conversion privilege;

(e)	deliver any securities held for the Fund to any protective committee, reorganization committee or other person in connection with the reorganization, refinancing, merger, consolidation, recapitalization or sale of assets of any corporation, and receive and hold under the terms of this Agreement such certificates of deposit, interim receipts or other instruments or documents as may be issued to it to evidence such delivery;

(f)	make such transfer or exchanges of the assets of the Fund and take such other steps as shall be stated in said Oral Instructions or Written Instructions to be for the purpose of effectuating a duly authorized plan of liquidation, reorganization, merger, consolidation or recapitalization of the Fund;

(g)	release and deliver or exchange securities owned by the Fund in connection with any conversion of such securities, pursuant to their terms, into other securities;

(h)	release and deliver securities owned by the Fund for the purpose of redeeming in kind shares of the Fund upon delivery thereof to SEI Trust; and

(i)	release and deliver or exchange securities owned by the Fund for other purposes.

SEI Trust must also receive a certified resolution describing the nature of the corporate purpose and the name and address of the person(s) to whom delivery shall be made when such action is pursuant to Section 4(i).

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5.	USE OF BOOK-ENTRY SYSTEM. SEI Trust is authorized and instructed, on a continuous basis, to deposit in the book-entry system all securities belonging to the Fund eligible for deposit therein and to utilize the book-entry system to the extent possible in connection with settlements of purchases and sales of securities by the Fund, and deliveries and returns of securities loaned, subject to repurchase agreements or used as collateral in connection with borrowings. SEI Trust shall continue to perform such duties until it receives Written Instructions or Oral Instructions authorizing contrary actions.

SEI Trust shall administer the book-entry system as follows:

(a) With respect to securities of the Fund which are maintained in the book-entry system, the records of SEI Trust shall identify by book-entry or otherwise those securities belonging to the Fund.

(b) Assets of the Fund deposited in the book-entry system will at all times be segregated from any assets and cash controlled by SEI Trust in other than a fiduciary or custodian capacity but may be commingled with other assets held in such capacities.

SEI Trust will provide the Fund with such reports on its own system of internal control as the Fund may reasonably request from time to time.

6.	REGISTRATION OF SECURITIES. All securities held for the Fund which are issued or issuable only in bearer form, except such securities held in the book- entry system, shall be held by SEI Trust in bearer form; all other securities held for the Fund may be registered in the name of the Fund, SEI Trust, the book-entry system, a sub-custodian, or any duly appointed nominee of the Fund, SEI Trust, book-entry system or sub-custodian. The Fund reserves the right to instruct SEI Trust as to the method of registration and safekeeping of the securities of the Fund. The Fund agrees to furnish to SEI Trust appropriate instruments to enable SEI Trust to hold or deliver in proper form for transfer, or to register in the name of its nominee or in the name of the book-entry system or in the name of another appropriate entity, any securities which it may hold for the Accounts and which may from time to time be registered in the name of the Fund.

7.	VOTING AND OTHER ACTION. Neither SEI Trust nor its nominee shall vote any of the securities held pursuant to this Agreement by or for the account of the Fund, except in accordance with Written Instructions. SEI Trust, directly or through the use of the book-entry system, shall execute in blank and promptly deliver all notices, proxies and proxy soliciting materials received by SEI Trust as custodian of the Property to the registered holder of such securities. If the registered holder is not the Fund, then Written Instructions or Oral Instructions must designate the person who owns such securities.

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8.	TRANSACTIONS NOT REQUIRING INSTRUCTIONS. In the absence of contrary Written Instructions, SEI Trust is authorized to take the following actions:

	(a)	COLLECTION OF INCOME AND OTHER PAYMENTS.

		(i)	collect and receive for the account of the Fund, all income, dividends, distributions, coupons, option premiums, other payments and similar items, included or to be included in the Property, and, in addition, promptly advise the Fund of such receipt and credit such income, as collected, to the Fund’s custodian account;

		(ii)	endorse and deposit for collection, in the name of the Fund, checks, drafts, or other orders for the payment of money;

		(iii)	receive and hold for the account of the Fund all securities received as a distribution on the Fund’s securities as a result of a stock dividend, share split-up or reorganization, recapitalization, readjustment or other rearrangement or distribution of rights or similar securities issued with respect to any securities belonging to the Fund and held by SEI Trust hereunder;

		(iv)	present for payment and collect the amount payable upon all securities which may mature or be, on a mandatory basis, called, redeemed, or retired, or otherwise become payable on the date such securities become payable; and

		(v)	take any action which may be necessary and proper in connection with the collection and receipt of such income and other payments and the endorsement for collection of checks, drafts, and other negotiable instruments.

	(b)	MISCELLANEOUS TRANSACTIONS.

		(i)	SEI Trust is authorized to deliver or cause to be delivered Property against payment or other consideration or written receipt therefor in the following cases:

• for examination by a broker or dealer selling for the account of the Fund in accordance with street delivery custom;

• for the exchange of interim receipts or temporary securities for definitive securities; and

• for transfer of securities into the name of the Fund or SEI Trust or a sub-custodian or a nominee of one of the foregoing, or for exchange of securities for a different number of bonds,

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certificates, or other evidence, representing the same aggregate face amount or number of units bearing the same interest rate, maturity that, in any such case, the new securities are to be delivered to SEI Trust.

(ii)	unless and until SEI Trust receives Oral Instructions or Written Instructions to the contrary, SEI Trust shall:

	•	pay all income items held by it which call for payment upon presentation and hold the cash received by it upon such payment for the account of the Fund;

	•	collect interest and cash dividends received, with notice to the Fund, to the account of the Fund;

	•	hold for the account of the Fund all stock dividends, rights and similar securities issued with respect to any securities held by SEI Trust; and

	•	execute as agent on behalf of the Fund all necessary ownership certificates required by the Internal Revenue Code or the Income Tax Regulations of the United States Treasury Department or under the laws of any state now or hereafter in effect, inserting the Fund’s name on such certificate as the owner of the securities covered thereby, to the extent it may lawfully do so.

9.	PURCHASES OF SECURITIES. SEI Trust shall settle purchased securities upon receipt of Oral Instructions or Written Instructions that specify:

	(a)	the name of the issuer and the title of the securities, including CUSIP number if applicable;

	(b)	the number of shares or the principal amount purchased and accrued interest, if any;

	(c)	the date of purchase and settlement;

	(d)	the purchase price per unit;

	(e)	the total amount payable upon such purchase; and

	(f)	the name of the person from whom or the broker through whom the purchase was made. SEI Trust shall upon receipt of securities purchased by or for the Fund pay out of the moneys held for the account of the Fund the total amount payable to the person from whom or the broker through whom the purchase was made, provided that the same conforms to the total amount payable as set forth in such Oral Instructions or Written Instructions.

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10.	SALES OF SECURITIES. SEI Trust shall settle sold securities upon receipt of Oral Instructions or Written Instructions that specify:

	(a)	the name of the issuer and the title of the security, including CUSIP number if applicable;

	(b)	the number of shares or principal amount sold, and accrued interest, if any;

	(c)	the date of trade and settlement;

	(d)	the sale price per unit;

	(e)	the total amount payable to the Fund upon such sale;

	(f)	the name of the broker through whom or the person to whom the sale was made;

	(g)	the location to which the security must be delivered and delivery deadline, if any; and

SEI Trust shall deliver the securities upon receipt of the total amount payable to the Fund upon such sale, provided that the total amount payable is the same as was set forth in the Oral Instructions or Written Instructions. Notwithstanding the other provisions thereof, SEI Trust may accept payment in such form as shall be satisfactory to it, and may deliver securities and arrange for payment in accordance with the customs prevailing among dealers in securities.

11.	REPORTS; PROXY MATERIALS.

	(a)	SEI Trust shall furnish to the Fund the following reports:

(i) such periodic and special reports as the Fund may reasonably request;

(ii) a monthly statement summarizing all transactions and entries for the account of the Fund, listing each portfolio security belonging to the Fund with the adjusted average cost of each issue and the market value at the end of such month and stating the cash account of the Fund including disbursements;

(iii) the reports required to be furnished to the Fund pursuant to Rule 17f-4 of the 1940 Act; and

(iv) such other information as may be agreed upon from time to time between the Fund and SEI Trust.

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(b) SEI Trust shall transmit promptly to the Fund any proxy statement, proxy material, legal claim, class action, court notice, notice of a call or conversion or similar communication received by it as custodian of the Property. SEI Trust shall be under no other obligation to inform the Fund as to such actions or events. For clarification, upon termination of this Agreement SEI Trust shall have no responsibility to transmit such material or to inform the Fund or any other person of such actions or events.

12.	CREDITING OF ACCOUNTS. If SEI Trust in its sole discretion credits an Account with respect to (a) income, dividends, distributions, coupons, option premiums, other payments or similar items on a contractual payment date or otherwise in advance of SEI Trust’s actual receipt of the amount due, (b) the proceeds of any sale or other disposition of assets on the contractual settlement date or otherwise in advance of SEI Trust’s actual receipt of the amount due or (c) provisional crediting of any amounts due, and (i) SEI Trust is subsequently unable to collect full and final payment for the amounts so credited within a reasonable time period using reasonable efforts or (ii) pursuant to standard industry practice, law or regulation SEI Trust is required to repay to a third party such amounts so credited, or if any Property has been incorrectly credited, SEI Trust shall have the absolute right in its sole discretion without demand to reverse any such credit or payment, to debit or deduct the amount of such credit or payment from the Account, and to otherwise pursue recovery of any such amounts so credited from the Fund. Nothing herein or otherwise shall require SEI Trust to make any advances or to credit any amounts until SEI Trust’s actual receipt thereof. The Fund hereby grants a first priority contractual possessory security interest in and a right of setoff against the assets maintained in an Account hereunder in the amount necessary to secure the return and payment to SEI Trust of any advance or credit made by SEI Trust (including reasonable charges related thereto) to such Account.

13.	COLLECTIONS. All collections of monies or other property in respect, or which are to become part, of the Property (but not the safekeeping thereof upon receipt by SEI Trust) shall be at the sole risk of the Fund. If payment is not received by SEI Trust within a reasonable time after proper demands have been made, SEI Trust shall notify the Fund in writing, including copies of all demand letters, any written responses and memoranda of all oral responses and shall await instructions from the Fund. SEI Trust shall not be obliged to take legal action for collection unless and until reasonably indemnified to its satisfaction. SEI Trust shall also notify the Fund as soon as reasonably practicable whenever income due on securities is not collected in due course and shall provide the Fund with periodic status reports of such income collected after a reasonable time.

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SCHEDULE B

Fees

None.

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ESCROW AGREEMENT

     THIS AGREEMENT is made as of __________, 2006, by and among Mercantile Long-Short Manager Fund LLC, a Delaware limited liability company (the "Company"), Mercantile Capital Advisors, Inc., a Maryland corporation (the "Manager"), and SEI Private Trust Company, a savings association supervised by the Office of Thrift Supervision ("SEI” or “Escrow Agent").

WITNESSETH

WHEREAS, the Company desires that SEI provide services as escrow agent for the purpose of receiving payments from potential subscribing members in the Company (the "Potential Members") and for the purpose of holding funds pending payment in connection with repurchases of the Company’s limited liability company interests and SEI wishes to provide such services.

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the parties hereto agree as follows:

1. ACCEPTANCE BY ESCROW AGENT. The Escrow Agent hereby accepts the appointment as escrow agent hereunder and agrees to act on the terms and conditions hereinafter set forth.

2. RIGHTS AND RESPONSIBILITIES OF ESCROW AGENT. The acceptance by the Escrow Agent of its duties hereunder is subject to the following terms and conditions, which the parties to this Agreement hereby agree shall govern and control the Escrow Agent's rights, duties, liabilities and immunities.

     (a) The Escrow Agent shall act hereunder as a depositary only, and in its capacity as such, it shall not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any document furnished to the Escrow Agent or any asset deposited with it.

     (b) “Written Instructions” mean written instructions received by the Escrow Agent and signed by the Manager or any other person duly authorized by the Manager to give such instructions on behalf of the Company. The instructions may be delivered by hand, mail, facsimile, cable, telex or telegram; except that any instruction terminating this Agreement may be given only by hand or mail. The Manager shall file from time to time with the Escrow Agent an updated copy of the list of persons who are permitted to give Written Instructions. Such list shall include certified signatures of such persons authorized to give Written Instructions. This shall constitute conclusive evidence of the authority of the signatories designated therein to act. Such list shall be considered in full force and effect with the Escrow Agent fully protected in acting in reliance thereon unless and until it receives written notice from the Manager to the contrary. The Escrow Agent may rely upon and shall be protected for any action or omission it takes pursuant to

1

Written Instructions if it, in good faith, believes such Written Instructions to be genuine. Unless otherwise provided in this Agreement, the Escrow Agent shall act only upon Written Instructions. The Escrow Agent shall be entitled to assume that any Written Instruction received hereunder is not in any way inconsistent with the provisions of the Company’s limited liability company agreement or this Agreement or of any vote, resolution or proceeding of the Company’s members, unless and until the Escrow Agent receives Written Instructions to the contrary.

     (c) The Escrow Agent shall be obligated to exercise care and diligence in the performance of its duties hereunder, to act in good faith and to use its best efforts, within reasonable limits, in performing services provided for under this Agreement. The escrow Agent shall be liable for any damages arising out if its failure to perform its duties under this Agreement to the extent such damages arise out of its willful misfeasance, fraud, bad faith, gross negligence or reckless disregard of such duties.

     (d) Notwithstanding anything in this Agreement to the contrary, neither the Escrow Agent nor its affiliates shall be liable to the Company or the Manager for any consequential, special or indirect losses or damages which the Company may incur or suffer by or as a consequence of the Escrow Agent's or its affiliates’ performance of the services provided hereunder, whether or not the likelihood of such losses or damages was known by the Escrow Agent or its affiliates.

     (e) Without limiting the generality of the foregoing or of any other provision of this Agreement, the Escrow Agent shall not be liable for losses beyond its control, provided it has acted in accordance with the standard of care set forth above; and the Escrow Agent shall not be liable for delays or errors or loss of data occurring by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, flood, catastrophe, acts of God, insurrection, war, riots or failure of the mails, transportation, communication or power supply; provided, however, that the Escrow Agent shall take reasonable steps to mitigate such losses.

     (f) The Company agrees to indemnify the Escrow Agent and hold it harmless from and against any tax, charge, loss, liability, expense (including reasonable attorneys fees and expenses), claim or demand arising directly or indirectly from any action or omission to act which the Escrow Agent takes (i) at the request or on the direction of or in reliance on the advice of the Company or (ii) upon Written Instructions; provided, however, that neither the Escrow Agent, nor any of its affiliates, shall be indemnified against any liability (or any expenses incident to such liability) arising out of the Escrow Agent's or its affiliates, own willful misfeasance, bad faith, gross negligence or reckless disregard of its duties and obligations under this Agreement. The Company shall indemnify and hold harmless the Escrow Agent against and in respect of any liability for taxes and for any penalties or interest in respect of taxes attributable to the investment of funds held in escrow by the Escrow Agent pursuant to this Agreement. Notwithstanding anything in this Agreement to the contrary, the Company shall not be liable to the Escrow Agent for any consequential, special or indirect losses or damages which the Escrow Agent may incur or suffer, whether or not the likelihood of such losses or damages was

2

known by the Company. These indemnities shall survive the resignation of the Escrow Agent or the termination of this Agreement.

     (g) The Escrow Agent shall have no duties except those specifically set forth in this Agreement.

     (h) The Escrow Agent shall have the right at any time it deems appropriate to seek an adjudication in a court of competent jurisdiction as to the respective rights of the parties hereto and shall not be held liable by any party hereto for any delay or the consequences of any delay occasioned by such resort to court.

     (i) The Escrow Agent shall notify promptly the Manager of any discrepancy between the amounts set forth on any remittance advice received by Escrow Agent and the sums delivered to it therewith.

3. DEFINITIONS. Except as specifically set forth herein, the terms used in this Agreement shall have the same meaning as set forth in the Sub-Administration Agreement, dated as of January 1, 2003, between Mercantile Capital Advisors, Inc. and SEI Investments Global Funds Services.

4. DEPOSIT OF ESCROW FUND. The Escrow Agent shall establish an account in the name of Mercantile Long-Short Manager Fund LLC, Escrow Account for the Benefit of Members (the "Account"). The Escrow Agent shall promptly deposit in the Account checks remitted by Potential Members and made payable to the Company. Potential Members also may deposit monies in the Account by wire transfer pursuant to instructions provided to them by the Company. Balances on deposit in the Account will not earn interest.

5. STATEMENTS. During the term of this Agreement, the Escrow Agent shall provide the Company with (a) monthly statements containing the beginning balance in the Account as well as all principal and income transactions for the statement period and (b) a daily summary of amounts deposited and the status of available funds. The Company shall be responsible for reconciling such statements. The Escrow Agent shall be forever released and discharged from all liability with respect to the accuracy of such statements, except with respect to any such act or transaction as to which the Company shall, within 90 days after the furnishing of the statement, file written objections with the Escrow Agent.

6. DISTRIBUTIONS AND CLOSINGS. Upon Written Instructions, at each closing of each offering of interests in the Company, the Escrow Agent will wire principal balances on deposit in the Account to the account designated by the Company. Such Written Instructions shall be sent to the Escrow Agent by 2:00 p.m. on the closing date with respect to each closing. In the event that a Potential Member who has escrow funds in the Account is not admitted into the Company, upon Written Instructions, the Escrow Agent shall promptly issue refunds to the Potential Member in the amount of the principal balance. Such refunds shall be made by wire.

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7. REPURCHASES. The Company from time to time may wire balances to the Account in connection with periodic repurchases of interests by the Company from its members. Upon Written Instructions, the Escrow Agent shall issue promptly repurchase payments from the Account by wire to the repurchasing member or to the Manager, as the case may be. Upon Written Instructions, the Escrow Agent will withhold specified amounts from repurchasing members.

8. TAX IDENTIFICATION NUMBER. All deposits to the Account shall be subject to the Escrow Agent's receipt of a valid tax identification number for the Company, Manager or Potential Member, as applicable.

9. COMPENSATION. No fees shall be payable under this Agreement. Notwithstanding the foregoing, the Company shall reimburse the Escrow Agent for its reasonable out-of-pocket expenses, including standard account transaction charges.

10. AMENDMENT. This Agreement may not be amended or supplemented, and no provision hereof may be modified or waived, except by an instrument in writing, signed by all of the parties hereto.

11. TERMINATION. This Agreement shall continue until terminated by either party on 60 days prior written notice. Upon the termination of this Agreement and upon the delivery of the balance of the Account to a successor escrow agent or such other person as may be designated by Written Instructions, the Escrow Agent shall be released and discharged of any and all further obligations hereunder.

     If no successor escrow agent has been designated pursuant to Written Instructions to receive the balance of the Account at the expiration of the 60-day period, the Escrow Agent shall have no further obligation hereunder except to hold the escrow funds as a depositary. Upon written notification by the Company of the appointment of the successor, the Escrow Agent shall promptly deliver the balance of the Account to such successor, and the duties of the resigning Escrow Agent shall thereupon in all respects terminate, and it shall be released and discharged of any and all further obligations hereunder.

12. EXECUTION. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts together shall constitute one and the same instrument.

13. MISCELLANEOUS. All covenants and agreements contained in this Agreement by or on behalf of the parties hereto shall bind and inure to the benefit of such parties and their respective heirs, administrators, legal representatives, successors and assigns, as the case may be. The headings in this Agreement are for convenience of reference only and shall neither be considered as part of this Agreement, nor limit or otherwise affect the

4

meaning thereof. This Agreement shall be construed and enforced in accordance with the laws of Delaware without regard to principles of conflicts of law.

14. NOTICES. All instructions, notices and other communications hereunder must be in writing and shall be deemed to have been duly given if delivered by hand or facsimile or mailed by first class, registered mail, return receipt requested, postage prepaid, and addressed as follows:

(a) If to the Company

Mercantile Long-Short Manager Fund LLC
c/o: Two Hopkins Plaza
      Baltimore, MD 21201
      Attn: Treasurer

(b) If to the Escrow Agent

SEI Private Trust Company
Attn: General Counsel
One Freedom Valley Drive
Oaks, PA 19456

(c) If to the Manager

Mercantile Capital Advisors, Inc.
c/o: Two Hopkins Plaza
     Baltimore, MD 21201
      Attn: General Counsel

15. PARTIAL INVALIDITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

16. ENTIRE AGREEMENT. This Agreement embodies the entire agreement and understanding among the parties and supersedes all prior agreements and understandings relating to the subject matter hereof including the Escrow Agreement between the Company, the Manager and the Escrow Agent dated December 27, 2002; provided that, the parties may embody in one or more separate documents their agreement, if any, with respect to delegated duties and instructions.

     IN WITNESS THEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

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Mercantile Long-Short Manager Fund LLC

By:

Name:
Title:

Mercantile Capital Advisors, Inc.

By:

Name:
Title:

SEI Private Trust Company

By:

Name:
Title:

6

EXPENSE LIMITATION AGREEMENT

     This EXPENSE LIMITATION AGREEMENT is made as of the __________ day of ___________, 2006 by and among Mercantile Long-Short Manager Fund LLC (the “Company”), Mercantile Long-Short Manager Master Fund LLC (the “Master Fund”) and Mercantile Capital Advisors, Inc. (the “Manager”) with respect to the following:

     WHEREAS, the Company invests all or substantially all of its investable assets in the Master Fund;

     WHEREAS, the Manager serves as the investment manager to the Master Fund pursuant to the Investment Management Agreements between (i) the Master Fund and the Manager and (ii) the Company and the Manager, each dated as of the date hereof (the “Investment Management Agreements”), whereby the Manager provides the Master Fund with certain investment management and advisory services in return for fees;

     WHEREAS, the Manager also serves as the administrator to each of the Company and the Master Fund pursuant to the Administration Agreements between (i) the Master Fund and the Manager and (ii) the Company and the Manager, each dated as of the date hereof, whereby the Manager provides the Master Fund and the Company with certain administrative services in return for fees; and

     WHEREAS, the Manager desires to waive its fees and/or reimburse expenses of the Company as may from time to time be necessary as provided herein;

     NOW, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

1.	The Manager agrees to waive its fees and/or reimburse expenses to the extent necessary so that the ordinary annual operating expenses of the Company do not exceed the percentage of average daily net assets set forth on Exhibit A for an initial two-year period from the date of this Expense Limitation Agreement (the “Initial Period”) and thereafter as set forth in Item 2 below. For the purposes of this Expense Limitation Agreement, ordinary operating expenses for the Company shall consist of costs not specifically borne by the Manager, including investment management and administration fees, fees for necessary professional services, amortization of organizational expenses and costs associated with regulatory compliance and maintaining legal existence and shareholder relations, but excluding: (a) transactions costs; (b) interest charges on fund borrowings; (c) taxes; (d) litigation and indemnification costs; (e) incentive fees paid by the Company to the Manager; and (f) extraordinary expenses. Extraordinary expenses are those that are unusual or expected to recur only infrequently, including, but not limited to (i) expenses of the reorganization, restructuring or merger of the Company or the acquisition of all or substantially all of the assets of another fund or class; (ii) expenses of holding, and soliciting proxies for, a meeting of members of the Company (except to the extent relating to routine items such as the election of trustees or the approval of independent public accountants); and (iii) expenses of converting to a new custodian, transfer agent or other service provider.

2.	This Agreement, after the Initial Period shall continue in effect for successive 12- month periods and may be terminated by (i) the Manager or (ii) the Company or (iii) the Company and the Master Fund, in each case upon thirty (30) days’ prior written notice to the other party/parties. Upon the termination of any of the Investment Management Agreements, this Expense Limitation Agreement shall automatically terminate with respect to the Master Fund and the Company.

3.	Any question of interpretation of any term or provision of this Expense Limitation Agreement having a counterpart in, or otherwise derived from, a term or provision of the Investment Company Act of 1940, as amended (the “1940 Act”), shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission (“SEC”) issued pursuant to the 1940 Act. In addition, where the effect of a requirement of the 1940 Act reflected in any provision of this Expense Limitation Agreement is revised by rule, regulation or order of the SEC, such provision shall be deemed to incorporate the effect of such rule, regulation or order. Otherwise the provisions of this Expense Limitation Agreement shall be interpreted in accordance with the laws of Maryland.

     IN WITNESS WHEREOF, the parties hereto have caused this Expense Limitation Agreement to be executed in duplicate by their respective officers as of the day and year first above written.

MERCANTILE LONG-SHORT MANAGER FUND LLC

By:
Title:

MERCANTILE LONG-SHORT MANAGER MASTER FUND LLC

By:
Title:

MERCANTILE CAPITAL ADVISORS, INC.

By:
Title:

Exhibit A

Company	Ordinary Annual Operating Expenses (as a percentage of Company’s average daily net assets)
Mercantile Long-Short Manager Fund LLC	•%